
10011091


Public Storage

Public Storage

2009 Annual Report


WA
91
OR
39
CA
374
NV
24
UT
7
AZ
37
HI
8
CO
59
NE
1
KS
22
OK
8
TX
236
MN
44
MO
37
LA
9
WI
15
IL
123
MI
43
IN
31
OH
30
KY
7
TN
27
MS
1
AL
22
GA
92
SC
40
NC
69
VA
78
FL
191
PA
28
NY
62
NH
2
MA 19
RI 2
CT 15
NJ 56
DE 5
MD 56
SWEDEN
30
DENMARK
10
UNITED KINGDOM
21
NETHERLANDS
39
BELGIUM
21
GERMANY
11
FRANCE
56

PROPERTIES *(as of December 31, 2009)*

Location	Number of Properties(1)	Net Rentable Square Feet
UNITED STATES		
Alabama	22	890,000
Arizona	37	2,259,000
California	374	24,158,000
Colorado	59	3,713,000
Connecticut	15	933,000
Delaware	5	324,000
Florida	191	12,520,000
Georgia	92	5,964,000
Hawaii	8	555,000
Illinois	123	7,800,000
Indiana	31	1,926,000
Kansas	22	1,310,000
Kentucky	7	330,000
Louisiana	9	608,000
Maryland	56	3,290,000
Massachusetts	19	1,179,000
Michigan	43	2,755,000
Minnesota	44	2,990,000
Mississippi	1	63,000
Missouri	37	2,136,000
Nebraska	1	46,000
Nevada	24	1,561,000
New Hampshire	2	132,000
New Jersey	56	3,524,000
New York	62	4,015,000
North Carolina	69	4,775,000
UNITED STATES *(cont.)*		
Ohio	30	1,860,000
Oklahoma	8	428,000
Oregon	39	2,006,000
Pennsylvania	28	1,867,000
Rhode Island	2	64,000
South Carolina	40	2,155,000
Tennessee	27	1,528,000
Texas	236	15,493,000
Utah	7	440,000
Virginia	78	4,453,000
Washington	91	6,028,000
Wisconsin	15	968,000
Totals	2,010	127,046,000
EUROPE		
Belgium	21	1,254,000
Denmark	10	550,000
France	56	2,958,000
Germany	11	552,000
Netherlands	39	2,078,000
Sweden	30	1,614,000
United Kingdom	21	1,119,000
Totals	188	10,125,000
Grand Totals	2,198	137,171,000

(1) Storage and properties combining self-storage and commercial space.

SELECTED FINANCIAL HIGHLIGHTS

	For the year ended December 31,				
	2009	2008[1][2]	2007[1][2]	2006[1][2]	2005[2]
	(Amounts in thousands, except per share data)				
Revenues:					
Rental income and ancillary operations	$ 1,597,889	$ 1,687,438	$ 1,775,785	$ 1,317,963	$ 1,012,264
Interest and other income	29,813	36,155	11,417	31,799	16,447
	1,627,702	1,723,593	1,787,202	1,349,762	1,028,711
Expenses:					
Cost of operations (excluding depreciation)	522,939	555,618	631,154	471,725	352,343
Depreciation and amortization	340,233	411,981	619,598	435,496	193,167
General and administrative	35,735	62,809	59,749	84,661	21,115
Interest expense	29,916	43,944	63,671	33,062	8,216
	928,823	1,074,352	1,374,172	1,024,944	574,841
Income from continuing operations before equity in earnings of real estate entities, gain (loss) on disposition of real estate investments, gain on early retirement of debt, casualty gain or loss, and foreign currency exchange gain (loss), net	698,879	649,241	413,030	324,818	453,870
Equity in earnings of real estate entities	53,244	20,391	12,738	11,895	24,883
Gain on disposition of real estate investments, early retirement of debt and casualty gain or loss, net	37,540	336,020	5,212	2,177	1,182
Foreign currency exchange gain (loss)	9,662	(25,362)	58,444	4,262	—
Income from continuing operations	799,325	980,290	489,424	343,152	479,935
Discontinued operations and cumulative effect of change in accounting principle	(8,869)	(6,418)	(2,346)	2,757	9,109
Net income	790,456	973,872	487,078	345,909	489,044
Net income allocated from (to) noncontrolling equity interests	44,165	(38,696)	(29,543)	(31,883)	(32,651)
Net income allocable to Public Storage shareholders	$ 834,621	$ 935,176	$ 457,535	$ 314,026	$ 456,393
Per Common Share:					
Distributions	$ 2.20	$ 2.80[3]	$ 2.00	$ 2.00	$ 1.90
Net income - basic	$ 3.48	$ 4.19	$ 1.18	$ 0.33	$ 1.98
Net income - diluted	$ 3.47	$ 4.18	$ 1.17	$ 0.33	$ 1.97
Weighted average common shares - basic	168,358	168,250	169,342	142,760	128,159
Weighted average common shares - diluted	168,768	168,675	169,850	143,344	128,686
Balance Sheet Data:					
Total assets	$ 9,805,645	$ 9,936,045	$10,643,102	$11,198,473	$ 5,552,486
Total debt	$ 518,889	$ 643,811	$ 1,069,928	$ 1,848,542	$ 149,647
Public Storage shareholders' equity	$ 8,928,407	$ 8,708,995	$ 8,763,129	$ 8,208,045	$ 4,817,009
Permanent noncontrolling interests' equity	$ 132,974	$ 358,109	$ 500,127	$ 499,178	$ 253,970
Cash Flow Information:					
Net cash provided by operating activities	$ 1,112,857	$ 1,076,971	$ 1,047,652	$ 769,440	$ 691,327
Net cash provided by (used in) investing activities	$ (91,409)	$ 340,018	$ (261,876)	$ (473,630)	$ (452,425)
Net cash used in financing activities	$ (938,401)	$ (984,076)	$ (1,081,504)	$ (244,395)	$ (121,146)

(1) The significant increase in our revenues, cost of operations, depreciation and amortization, and interest expense in 2006 and 2007, and the significant increase in total assets, total debt and shareholders' equity in 2006, is due to our acquisition of Shurgard Storage Centers in August 2006. The significant decrease in our revenues, cost of operations, depreciation and amortization, and interest expense in 2008, and the significant decrease in total assets, total debt and other equity in 2008, is due to our disposition of an interest in Shurgard Europe on March 31, 2008. See Note 3 to our December 31, 2009 consolidated financial statements for further information.

(2) As further discussed in Note 2 to our December 31, 2009 consolidated financial statements, certain amounts have been restated as a result of the application of certain new accounting standards on January 1, 2009, which standards required retroactive application.

(3) Includes a special dividend of $0.60 per common share paid on December 30, 2008. This payout was primarily due to the gain on the sale of a 51% interest in Shurgard Europe.

TO OUR SHAREHOLDERS

This was a year of separation in the REIT industry. Business models were exposed and the quality of management revealed. As they say, "the tide went out" and many companies had "no swimsuits." I am happy to report that Public Storage and its affiliates, Shurgard Europe and PS Business Parks (PSB), distinguished themselves. Despite the challenging operating environment, our three portfolios, U.S. self-storage, European self-storage and commercial properties, outperformed their competitors and increased their intrinsic value. As discussed later, since we believe the economic environment will continue to be challenging and capital for privately owned commercial real estate will remain scarce, we are patiently waiting for opportunities. With $750 million in cash (nearly $1 billion for Public Storage and PSB combined), we are positioned to take advantage of acquisition opportunities as they arise.

In last year's shareholder letter, I discussed recent events in the capital markets and the rationale for our use of preferred stock and leverage. At the time of the letter, capital markets–both bond and equity–were "closed" and the market was priced for "Armageddon." Since then, capital markets have returned to some degree of normalcy, albeit at different price levels. Let's review how we did in 2009 and then evaluate current conditions and the opportunities ahead of us.

2009 Results

Net income per share in 2009 decreased to $3.47 from $4.18; however, funds from operations (FFO)[1] per share increased to $5.61 from $5.05.

I will expand on each of these earnings metrics in greater detail, but in summary:

- Our U.S. Same Store revenues and net operating income (NOI) declined 3% and 4%, respectively, compared to 2008's growth of 3% in revenues and 4% in NOI.
- In Europe, Same Store revenues and NOI declined by 4% and 7%, respectively, compared to 2008's growth of 2% in revenues and 5% in NOI.
- Our commercial property operations (our share of PSB's operations and our own commercial properties) realized a decline in revenues and NOI of 3% and 4%, respectively.

Total revenues decreased to $1.63 billion in 2009 from $1.72 billion in 2008, and net income to common shareholders declined to $586 million in 2009 from $706 million in 2008.

Our FFO per share increased to $5.61 in 2009 from $5.05 in 2008. As reflected in the following table, excluding non-core charges, FFO per share decreased from $5.16 in 2008 to $5.03, or about 3%.

(1) See accompanying schedule "Supplemental Non-GAAP Disclosures" for a definition.

Funds From Operations (FFO)	Year ended December 31,	
	2009	**2008**
FFO per common share prior to adjustments for the following items	$ 5.03	$ 5.16
Foreign currency exchange gain (loss)	0.06	(0.15)
Gain on early redemption of debt and preferred securities	0.58	0.21
Cost associated with the sale of Shurgard Europe	—	(0.17)
Other	(0.06)	—
FFO per common share, as reported	$ 5.61	$ 5.05

A couple of significant transactions in 2009 caused our reported results to be *better* than our business performance.

First, in both 2008 and 2009, we took advantage of the turbulence in the capital markets. In 2009, we repurchased $360 million of our own debt and preferred securities at discounts to par compared to $100 million of these repurchases in 2008. These discounts are reflected as additions to net income to common shares and FFO.

Second, in 2009, PSB also repurchased almost $100 million of its own preferred stock at discounts to par, generating gains of over $30 million. Our results reflect our pro rata share of this gain.

Third, in 2009, PSB took advantage of the favorable equity market and issued about $170 million of common shares. Although Public Storage purchased $18 million of these shares, our ownership stake in PSB declined to 41%. As a result of our reduced ownership, the accounting rules compelled us to record a "book gain" of $30 million. We generated no cash or taxable income from this transaction.

Fourth, in 2009, we recorded a currency gain of about $10 million (compared with a currency loss of $25 million in 2008) from our 392 million euro denominated loan to Shurgard Europe. We explored several alternatives for Shurgard Europe to obtain financing to repay this loan, which was scheduled to mature on March 31, 2010. After an extensive solicitation of the European bank market, it became apparent to us and our partner, New York Common Retirement Fund, that Shurgard Europe would be better positioned if Public Storage extended the loan. Accordingly, the loan was extended by an additional three years to March 31, 2013, and, effective November 1, 2009, the interest rate was increased from 7.5% to 9%. The loan can be repaid at any time without penalties.

Offsetting these favorable items, we incurred losses of approximately $3.5 million exiting the containerized and consumer truck rental operations as neither business was adding value to our operations.

Businesses

As reflected in the following table, operating earnings[2] were down from $1.24 billion in 2008 to $1.20 billion in 2009, or about 4%.

Operating Earnings[2]

Amounts in millions	**2009**	**2008**
U.S. self-storage operations	$1,006	$1,034
European self-storage operations	66	84
Commercial properties	65	67
Ancillary operations	62	59
Operating earnings	$1,199	$1,244

Self-Storage Operations

When evaluating our store operations, we bifurcate our domestic and European properties into two groups–"Same Store" and other.

Same Store properties have been operated by the Company for the last three years at a stabilized occupancy level. "Other" properties have been recently acquired or developed or are being redeveloped. We consider the measurement of Same Store operations a key barometer of both the fundamental strength of our business and the efficacy of our personnel and operating strategies.

We use certain metrics to evaluate our performance, the most important being revenue per available square feet, or "REVPAF," and gross profit margin.[3] REVPAF measures how much revenue is generated per foot we have available for lease. To manage growth in REVPAF, we balance increased pricing with higher customer volumes (occupancy). Also impacting REVPAF are product quality, customer sales and service, local competition and the local economy. Gross profit margin is a function of our success at generating more revenue while controlling expenses. Due to 2009's challenging economic conditions, both REVPAF and gross profit margin declined across the Same Store portfolio in the U.S. and Europe, resulting in lower net operating income.

(2) See accompanying schedule "Supplemental Non-GAAP Disclosures" for a definition.
(3) Gross profit margin is the ratio of property net operating income before depreciation divided by total revenues.

REVPAF		
Per sq. ft.	**2009**	**2008**
U.S. Same Store	$11.28	$11.71
Europe Same Store	$22.44	$23.26
Other properties–U.S.	$11.46	$11.07

Weighted Average Occupancy		
Per sq. ft.	**2009**	**2008**
U.S. Same Store	88.7%	89.5%
Europe Same Store	86.1%	86.9%
Other properties–U.S.	84.1%	79.0%

Gross Profit Margin[3]		
	2009	**2008**
U.S. Same Store	67.3%	67.8%
Europe Same Store	59.5%	61.9%
Other properties–U.S.	67.9%	64.3%

Net Operating Income (Before depreciation)		
Amounts in millions	**2009**	**2008**
U.S. Same Store	$935	$973
Europe Same Store[4]	$ 34	$ 47
Other properties–U.S.	$ 68	$ 57

As I discussed in last year's shareholder letter, we were expecting a challenging 2009, and this came true. Lower demand from recessionary pressures, including rising unemployment, reduced housing sales and reduced moving activity in all markets in which we operate negatively impacted our U.S. portfolio. To offset the reduction in demand, we aggressively reduced rental rates, increased promotional discounts to new customers and expanded our marketing efforts. As a result, we were able to limit the decline in average occupancy from 2008 to 2009 to only 0.8% and keep year-end occupancies the same at 87.1%. Primarily due to lower rental rates, however, REVPAF was lower by 3.7%. Same Store operating expenses were modestly lower at 2% as lower repair and maintenance expenses were partially offset by higher internet advertising and property tax expenses.

Going into 2010, we expect the operating environment to continue to be competitive for new customers as they remain price sensitive. We intend to aggressively price, promote and market our product to drive customer volume and to restore occupancies and pricing power to their historical levels.

(4) Amounts with respect to Europe are on a constant exchange rate basis using the 2009 exchange ratios, and our pro rata share of their operating results for the period.

Shurgard Europe also experienced similar economic conditions and reduced demand, resulting in lower 2009 Same Store revenue and NOI. Steven De Tollenaere, Shurgard Europe's Chief Executive Officer, and his management team deployed similar strategies of reducing asking rates, increasing promotional discounts and increasing media spend to drive move-in activity. Shurgard Europe started 2009 at 84.7% occupancy, about 4% behind 2008 (a big gap!) and with significantly lower "asking rents." By year end, occupancies had been restored to 85.7% and asking rents were higher. In 2010, we expect positive revenue and NOI comparisons for the European portfolio.

Commercial Properties

Our investment in commercial properties consists of our 41% equity interest in PSB and our wholly owned properties, which are generally contiguous to our self-storage properties. We own approximately one million square feet directly and another nine million square feet indirectly through our investment in PSB.

The Same Store performance metrics used for self-storage are applicable to commercial properties. Reduced business activity and customer failures in 2009 negatively impacted our commercial properties' operating performance. PSB was able to restore some of the occupancy loss with aggressive leasing, but in-place rents have declined due to lower asking rents.

Commercial Property
REVPAF / Gross Profit Margin / Occupancy(5)

	2009	2008
REVPAF *(Per sq. ft.)*	$13.67	$14.18
Gross profit margin(3)	67.8%	68.4%
Weighted average occupancy *(Per sq. ft.)*	89.9%	92.1%

Operating Cash Flow(6)

Amounts in millions	2009	2008
PS Business Parks	$56	$58
Public Storage	9	9
Operating earnings	65	67
Capital expenditures, tenant improvements, and lease commissions	(12)	(15)
Operating cash flow	$53	$52

(5) Same Store facilities.
(6) Reflects Public Storage's pro rata share of PS Business Parks and wholly owned Public Storage properties.

We expect the commercial property market to continue to be challenging in 2010 as a result of lower "asking" rents, increased concessions and more customer failures. We have an excellent management team led by Joe Russell, PSB's President and Chief Executive Officer, to deal with these challenges and expect to once again outperform our competitors.

Summary of Operating Results

Overall, we expected 2009 to be a challenging year. To gain market share, we refined our marketing, pricing and operating strategies, as well as our personnel. While most real estate companies had to concentrate on deleveraging their balance sheets and refinancing their maturing debt, we were able to focus on operating the business. During 2010, we will continue to focus on improving our operating efficiencies by stepping up our investment in technology, operating systems and people.

Balance Sheet Management and Dividend Policy

Over the last two years, we have significantly "deleveraged" Public Storage through a combination of asset sales (an interest in Shurgard Europe), debt and preferred securities repurchases ($460 million) and retaining cash flow ($740 million). Public Storage has $750 million in cash to invest (and PSB has an additional $200 million).

Between December 31, 2007 and December 31, 2009, the Company's net leverage (the amount by which debt and preferred securities exceeds cash and notes receivable) decreased from $4.9 billion or 40% of total capitalization to $2.9 billion or 20% of total capitalization.

By reducing the impact of declining earnings, our deleveraged balance sheet benefitted our common shareholders. For example, at 40% leverage (the level in 2007), 2009's 4% decline in NOI would have reduced common shareholder value by 7%. At 20% leverage (the level in 2009), the impact is only about 5%. Conversely, as property NOI turns positive, lower leverage produces lower growth in value per common share. While we plan to always maintain a "fortress balance sheet," we will probably increase our net leverage in the coming years.

The significant earnings we've retained over the last couple of years and the recent increase in our common dividend lead me to a few comments regarding our dividend policy. Unlike many other REITs, we have, since 1990, had a dividend policy of distributing only our taxable income attributable to common shareholders.

This policy is designed to accomplish two objectives. First, it enhances our "financial flexibility," particularly beneficial in time of "stress." Unlike many other REITs, we have not had to reduce our common dividend in the current financial crisis, despite declining operating cash flow. Second, we can create significant shareholder value with the retained earnings. As reflected in the chart below, each dollar retained has produced multiple dollars for shareholders.

End of a Decade

For many investors, 2009 was the end of a "lost decade" in terms of shareholder returns. Not for the owners of Public Storage.



Cumulative Total Return
Public Storage vs. NAREIT Index vs. S&P 500 Index
$100 investment on 12/31/1999
Public Storage
NAREIT Equity Index
S&P 500 Index
$700
$600
$500
$400
$300
$200
$100
$ 0
$100
$536
$275
$91
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Public Storage outperformed the REIT industry 2 to 1 and the S&P 500 by over five times.

This chart depicts Public Storage's cumulative total returns (with dividends reinvested) compared to the S&P 500 and the NAREIT Equity Index over the last ten years. Rather impressively, Public Storage outperformed the REIT industry 2 to 1 and the S&P 500 by over five times with an annual, compound return of 18%. Even if you didn't reinvest your dividends, you would have earned an annual, compounded return of 14% in Public Storage. Owners of the S&P 500, the largest and most significant companies in the U.S., had a negative return of 0.9% per year during the last ten years, i.e., "the lost decade!"

We are in a wonderful business with excellent economies, established on a rock-solid financial structure. What is even more impressive is these returns were accomplished with low leverage and abundant liquidity. Public Storage and PSB operated at about half the industry average leverage. A combination of exceptional financial engineering by our talented CFO, John Reyes, and operational excellence, enabled us to produce results far above the real estate industry.

For most of the decade, the wind was at our back (ours and the commercial real estate industry). Between 2000 and 2007, conditions could not have been better for owners of commercial real estate in the United States:

- A relatively low unemployment rate (generally between 4% and 6%) provided a pool of consumers with stable incomes.
- Previously unimagined low interest rates (ten-year U.S. Treasuries generally at 4%-5%) contributed to lower capitalization rates(7) and promoted home ownership. As more households became homeowners, they had more "stuff" that needed to be stored and moving activity accelerated.
- Increases in home prices (peaking in the summer of 2006) created more buying power to acquire "stuff" to store.

The level of commercial debt doubled between 2000 and 2007, reflecting the high demand for commercial real estate and the availability of low interest rate loans. Commercial Mortgage Backed Securities (CMBS) issuance accelerated each successive year, with issuance peaking at $230 billion in 2007. Total outstanding CMBS debt exceeded $800 billion at year-end 2007, up from $200 billion in 2000. This coincided with the peaking of commercial property values. In early 2007, Public Storage common stock traded about $110 per share at the same time that Blackstone Real Estate Partners (a large private equity firm) was purchasing Equity Office Properties (then the largest REIT in the U.S.) for $30 billion. This transaction marked a climax in valuation, as operating fundamentals and the capital markets quickly began to change.

If you were really smart–you would have sold! But like Cinderella at the ball, most planned to leave (sell) just before the clock struck midnight. It is very hard to "stop dancing" when everyone is having such a good time. The last two years have brought an end to the festivities and, as Warren Buffett says, "The hangover is proportional to the binge." Where are we today?

Current Operating Environment

As the U.S. economy slipped into a recession, the reported unemployment rate rose rapidly from 6% to 10%. If you include the "shadow" unemployment, the "underemployed rate" is closer to 20%.

(7) Capitalization rate (cap rate) is the ratio between the net operating income produced by the asset and its capital cost or alternately its current market value.

U.S. Unemployment Rate
2000 - 2009


13.0%
11.0%
9.0%
7.0%
5.0%
3.0%
4%
10%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Source: U.S. Labor Department

As the U.S. economy slipped into a recession, unemployment began rising and added to the slow down in demand impacting moving activity.

Moving activity, which had been relatively stable, began slowing in 2007. The percentage of Americans moving declined to 12% in 2008, down from 14% in 2006. The number of people moving in 2008 was the lowest since 1962, when the U.S. had 180 million people, as compared to over 300 million today.

U.S. Population Mobility Rates
2000 - 2009


Total U.S. Movers in 000's
Moving as a % of Total U.S. Population
50,000
40,000
30,000
20,000
10,000
0
18.0%
16.0%
14.0%
12.0%
10.0%
43,888
39,007
41,111
40,093
38,995
39,888
39,837
38,681
35,167
16%
14%
15%
14%
14%
14%
14%
13%
12%
2000
2001
2002
2003
2004
2005
2006
2007
2008

Source: U.S. Census

Moving activity in 2008 was the lowest since 1962.

In 2006, the housing bubble burst. Home prices began falling from peak levels dropping nearly 30% nationwide. Some markets, such as Las Vegas, declined over 50%. Refinancing was not available as many home values fell below loan amounts and credit requirements tightened. Home sales declined to 374,000 in 2009, the lowest since 1982.


S&P/Case Shiller Composite 20-City Price Index
Indexed at 100 on 12/31/1999
2000 - 2009
300
250
200
150
100
50
100
Peak
July 2006
144
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Source: S&P – Case Shiller Index
The housing bubble burst, home prices declined 30% from their peaks in 2006 and many home values fell below loan amounts.

Similar to home values, commercial properties have declined 41% since their peak in late 2007.


Moody's/REAL Commercial Property Price Index
Indexed at 100 on 12/31/1999
2000 - 2009
200
150
100
50
100
Peak
192
114
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Source: Moody's Investor Services and Real Capital Analytics
Commercial property values also have fallen 41% since peaking in 2007. Moody's/REAL expects prices to decline further in the months ahead.

Declining property values and rising unemployment have severely constrained the issuance of CMBS debt. CMBS issuance basically stopped in 2008 and 2009, and the outlook for 2010 is not much better.


CMBS Issuance ($ billions)
2000 - 2009
$300
$250
$200
$150
$100
$ 50
$ 0
$52
$71
$54
$78
$94
$168
$203
$230
$12
$2
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Source: Mortgage Bankers Association Q3 2009
Declining property values and rising unemployment have impacted the issuance of CMBS debt in 2008 and 2009.

Those who used CMBS debt when values were high and loan terms easy face a daunting maturity schedule. As reflected in the following table, over the next five years, more than $1 trillion of commercial mortgage debt is coming due. Many loans exceed underlying asset values. In addition, the commercial banking industry recently reported the largest decline in total loans outstanding in 67 years. According to the FDIC, the number of banks at risk of failing hit a 16-year high. More than 5% of all loans were at least three months past due, the highest level in the 26 years data has been collected.


Commercial Real Estate Debt Maturities ($ billions)
2010 - 2014
$400
$300
$200
$100
$ 0
$275
$297
$306
$309
$285
2010E
2011E
2012E
2013E
2014E
Source: Foresight Analytics LLP
Over the next five years, more than $1 trillion of commercial mortgage debt is coming due. Many loans exceed underlying asset values.

With financing close to unavailable and property income declining, capitalization rates have increased and transaction volume has declined.


Real Estate Cap Rates vs. Transaction Volumes
2001 - 2009
Transaction Volume ($ billions)
Avg Cap Rate
$80
$60
$40
$20
$ 0
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
Source: Real Capital Analytics

Due to the aggressive buying and selling activity from cheap capital, commercial real estate cap rates fell to its lowest point in 2006-2007 but have been rising ever since. Limited capital, especially from CMBS, has significantly impacted transaction volume.

Conclusion

Today's unemployment rate of 10% plus in many markets will result in challenging operating conditions for owners of commercial real estate during 2010 and possibly into 2011. Declining property NOIs will continue to impede private owners' ability both to refinance existing debt and to leverage up to fund acquisitions.

Public real estate companies have demonstrated an uncanny ability to raise "rescue capital," similar to many commercial banks. Last year, REITs raised $24 billion of new common equity capital, the most since 1997. With new equity capital, REITs can usually refinance existing obligations on reasonable terms.

In 2009, we purchased no properties. However, with over a $1 trillion of commercial real estate debt coming due in the next five years, much of which was put in place to fund acquisitions "at the peak," there should be abundant opportunity for prudent acquisitions. As the previous chart reflects, transaction volume is down significantly along with values (rising cap rates). We have gone from euphoria to fear in the commercial real estate market, and as Warren Buffett says, "A climate of fear is the best friend for investing."

Unlike the mall or hotel business, self-storage is highly fragmented. The top ten operators own about 10% of the estimated 55,000 self-storage facilities. Most of our competitors used CMBS or bank debt to grow during the past decade. Many will be challenged to refinance maturing loans. We hope to provide a source of liquidity for our competitors and their lenders while simultaneously creating value for our shareholders.



U.S. Self-Storage Facilities
2,500
2,000
1,500
1,000
500
0
2,010
1,090
642
381
367
220
111
100
86
70
Public Storage
U-Haul International
Extra Space Storage
Sovran Self Storage
U-Store-It Trust
Simply Self Storage
A-American Storage
Dahn Corp.
Metro Storage
StorageMart
Source: Public companies based on 12/31/2009 SEC filings and other public disclosures; Private companies based on ISS 2009 Top Operators report 2/25/2009
The self-storage industry is highly fragmented.
The top ten operators own about 10% of the estimated 55,000 facilities.

Public Storage is well positioned both to endure a challenging operating environment and to seize opportunities to deploy significant capital in 2010 and beyond. We are positioning our company for another decade of meaningful returns to our shareholders.

Ronald L. Havner, Jr.
President and Chief Executive Officer
February 26, 2010

CUMULATIVE TOTAL RETURN

Public Storage, S&P 500 Index and NAREIT Equity Index
December 31, 2004 - December 31, 2009



$250
$200
$150
$100
$ 50
$ 0
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
Public Storage
S&P 500 Index
NAREIT Equity Index

	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Public Storage	$100.00	$125.14	$184.47	$142.40	$159.36	$168.61
S&P 500 Index	$100.00	$104.91	$121.48	$128.16	$ 80.74	$102.11
NAREIT Equity Index	$100.00	$112.17	$151.50	$127.72	$ 79.54	$101.80

The graph set forth above compares the yearly change in the Company's cumulative total shareholder return on its Common Stock for the five-year period ended December 31, 2009 to the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500 Index") and the National Association of Real Estate Investment Trusts Equity Index ("NAREIT Equity Index") for the same period (total shareholder return equals price appreciation plus dividends). The stock price performance graph assumes that the value of the investment in the Company's Common Stock and each index was $100 on December 31, 2004 and that all dividends were reinvested. The stock price performance shown in the graph is not necessarily indicative of future price performance.

Supplemental Non-GAAP Disclosures (unaudited)

Funds from operations ("FFO") is a term defined by the National Association of Real Estate Investment Trusts, generally defined as net income before depreciation expense and gains and losses on sale of real estate. Operating earnings represents FFO earned at our consolidated real estate locations, combined with FFO before EITF D-42 benefits from our equity investments (primarily PSB and Shurgard Europe). We believe that FFO is helpful to investors, because net income includes the impact of depreciation, which assumes that real estate declines in value predictably over time, while we believe that real estate values change due to market conditions and inflation. We believe that operating earnings provides investors a better understanding of the underlying cash flows generated by our real estate investments. These non-GAAP measures are not a substitute for net income or net cash flow provided from operating activities as a measure of our liquidity, our operating performance or our ability to pay dividends.

Reconciliation of Net Income to FFO

	For the year ended December 31,		
(Amounts in thousands, except per share amounts)	2009	2008	2007
Net income:	$ 790,456	$ 973,872	$ 487,078
Depreciation and amortization	340,233	411,981	619,598
Depreciation and amortization included in discontinued operations	1,894	2,220	3,296
Less - depreciation with respect to non-real estate assets	(160)	(253)	(406)
Less - our equity share of PSB's gain on sale of real estate	(675)	—	—
Depreciation from unconsolidated real estate investments	62,471	74,918	45,307
Gain on disposition of real estate investments	(33,426)	(336,545)	(2,547)
Gain on sale of real estate included in discontinued operations	(6,018)	—	(4,336)
Net cash provided by operating activities	1,154,775	1,126,193	1,147,990
Preferred unitholders, based upon distributions paid	(9,455)	(21,612)	(21,612)
Preferred unitholders, based upon repurchases	72,000	—	—
Other noncontrolling equity interests in subsidiaries	(20,231)	(21,904)	(21,989)
Funds from operations	1,197,089	1,082,677	1,104,389
Less - allocations (to) from:			
Preferred shareholders, based upon distributions paid	(232,431)	(239,721)	(236,757)
Preferred shareholders, based upon redemptions	6,218	33,851	—
Restricted share unitholders	(3,285)	(3,263)	(3,270)
Equity Shares, Series A	(20,524)	(21,199)	(21,424)
FFO allocable to our common shareholders	$ 947,067	$ 852,345	$ 842,938
Weighted average shares outstanding:			
Common shares	168,358	168,250	169,342
Stock-based compensation dilution	410	425	508
Weighted average common shares for purposes of computing fully-diluted FFO per common share	168,768	168,675	169,850
FFO per common share	$ 5.61	$ 5.05	$ 4.96

Reconciliation of Operating Earnings to Net Income

	For the year ended December 31,	
(Amounts in thousands)	2009	2008
Operating earnings	$ 1,198,537	$ 1,243,705
Interest and other income	29,813	36,155
Less - amounts for Shurgard Europe included in operating earnings	(24,831)	(18,499)
Depreciation and amortization	(340,233)	(411,981)
General and administrative expense	(35,735)	(62,809)
Interest expense	(29,916)	(43,944)
Depreciation in equity in earnings	(62,471)	(74,918)
Equity share of EITF D-42 and real estate disposition gain for PS Business Parks	16,959	1,923
Real estate disposition and early debt retirement gain, and casualty loss	37,540	336,020
Foreign currency exchange gain (loss)	9,662	(25,362)
Discontinued operations	(8,869)	(6,418)
Net income	$ 790,456	$ 973,872

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2009.

or

[ ] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from ________ to ________.

Commission File Number: 001-33519

PUBLIC STORAGE

(Exact name of Registrant as specified in its charter)

Maryland	**95-3551121**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

701 Western Avenue, Glendale, California 91201-2349
(Address of principal executive offices) (Zip Code)

(818) 244-8080

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Depositary Shares Each Representing 1/1,000 of a 7.500% Cumulative Preferred Share, Series V $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.500% Cumulative Preferred Share, Series W $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.450% Cumulative Preferred Share, Series X $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.250% Cumulative Preferred Share, Series Z $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.125% Cumulative Preferred Share, Series A $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.125% Cumulative Preferred Share, Series B $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.600% Cumulative Preferred Share, Series C $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.180% Cumulative Preferred Share, Series D $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.750% Cumulative Preferred Share, Series E $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.450% Cumulative Preferred Share, Series F $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.000% Cumulative Preferred Share, Series G $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.950% Cumulative Preferred Share, Series H $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.250% Cumulative Preferred Share, Series I $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.250% Cumulative Preferred Share, Series K $.01 par value	New York Stock Exchange

Depositary Shares Each Representing 1/1,000 of a 6.750% Cumulative Preferred Share, Series L $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.625% Cumulative Preferred Share, Series M $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.000% Cumulative Preferred Share, Series N $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of an Equity Share, Series A, $.01 par value	New York Stock Exchange
Common Shares, $.10 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None *(Title of class)*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [X] Accelerated Filer [ ] Non-accelerated Filer [ ] Smaller Reporting Company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

The aggregate market value of the voting and non-voting common shares held by non-affiliates of the Registrant as of June 30, 2009:

Common Shares, $0.10 Par Value - $8,811,049,000 (computed on the basis of $65.48 per share which was the reported closing sale price of the Company's Common Shares on the New York Stock Exchange on June 30, 2009).

Depositary Shares Each Representing 1/1,000 of an Equity Share, Series A, $.01 Par Value - $176,548,000 (computed on the basis of $24.94 per share which was the reported closing sale price of the Depositary Shares each Representing 1/1,000 of an Equity Share, Series A on the New York Stock Exchange on June 30, 2009).

As of February 25, 2010, the number of outstanding Common Shares, $.10 par value, was 169,597,834 shares and the number of outstanding Depositary Shares Each Representing 1/1,000 of an Equity Share, Series A, $.01 par value, was 8,377,193 (representing 8,377.193 Equity Shares, Series A).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be filed in connection with the Annual Meeting of Shareholders to be held in 2010 are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I

ITEM 1. Business

Forward Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. All statements in this document, other than statements of historical fact, are forward-looking statements which may be identified by the use of the words "expects," "believes," "anticipates," "plans," "would," "should," "may," "estimates" and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Public Storage's actual results and performance to be materially different from those expressed or implied in the forward-looking statements. As a result, you should not rely on any forward-looking statements in this report, or which management may make orally or in writing from time to time, as predictions of future events nor guarantees of future performance. We caution you not to place undue reliance on forward-looking statements, which speak only as the date of this report or as of the dates indicated in the statements. All of our forward-looking statements, including those in this report, are qualified in their entirety by this statement. We expressly disclaim any obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, new estimates, or other factors, events or circumstances after the date of this document, except where expressly required by law. Accordingly, you should use caution in relying on past forward-looking statements to anticipate future results. Factors and risks that may impact our future results and performance include, but are not limited to, those described in Item 1A, "Risk Factors" and in our other filings with the Securities and Exchange Commission ("SEC").

General

Public Storage was organized in 1980. Effective June 1, 2007, we reorganized Public Storage, Inc. into Public Storage (referred to herein as "the Company", "the Trust", "we", "us", or "our"), a Maryland real estate investment trust ("REIT"). Our principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, generally on a month-to-month basis, for personal and business use. We are the largest owner and operator of self-storage facilities in the United States ("U.S."), and we have an equity interest in Shurgard Europe, a private company that we believe is the largest owner and operator of self-storage facilities in Europe and we have an equity interest in PS Business Parks, Inc. whose business activities primarily include the ownership and operations of commercial properties. At December 31, 2009, we operate within three reportable segments described below: (i) Domestic Self-Storage, (ii) Europe Self-Storage and (iii) Commercial. See also Note 11 to our December 31, 2009 consolidated financial statements for further discussion with respect to our reportable segments.

The Domestic Self-Storage segment, at December 31, 2009, includes our direct and indirect equity interests in 2,010 self-storage facilities (127 million net rentable square feet of space) located in 38 states within the U.S. operating under the "Public Storage" brand name.

The Europe Self-Storage segment, at December 31, 2009, comprises our 49% equity interest in Shurgard Europe which owns 187 self-storage facilities (10 million net rentable square feet of space) located in seven countries in Europe which operate under the "Shurgard Storage Centers" brand name and manages one facility located in the United Kingdom that we wholly own.

The Commercial segment, at December 31, 2009, includes direct and indirect equity interests in approximately 21 million net rentable square feet of commercial space located in 11 states in the U.S., including our 41% ownership interest in PS Business Parks, Inc. ("PSB"), a publicly traded REIT whose common stock trades on the New York Stock Exchange under the symbol "PSB" (see "Investment in PSB" under "Equity in Earnings of Real Estate Entities" included in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" below for further information regarding our investment in PSB). This commercial space is primarily operated under the "PS Business Parks" brand name.

Certain other activities, due to their insignificant scale and dissimilarity in operating characteristics to our existing segments, are not allocated to any segment. These activities include (i) the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities, (ii) the sale of merchandise at our self-storage facilities and (iii) management of self-storage facilities owned by third-party owners and entities that we have an ownership interest in but are not consolidated. We previously had truck rental and containerized storage operations, which we ceased operations in 2009.

We significantly increased the scope and scale of our operations on August 22, 2006, when we merged with Shurgard Storage Centers, Inc. ("Shurgard" and the merger referred to as the "Shurgard Merger"), a REIT which had an interest in 487 self-storage facilities located in the U.S. and an interest in 160 facilities in Europe. On March 31, 2008, we entered into a transaction with an institutional investor (the transaction referred to as the "Europe Transaction") whereby the investor acquired a 51% equity interest in our European operations ("Shurgard Europe"). Shurgard Europe held substantially all of the operations in which we have an interest in Europe. Since March 31, 2008, we own the remaining 49% interest and are the managing member of Shurgard European Holdings LLC, a joint venture formed to own Shurgard Europe's operations.

For all taxable years subsequent to 1980, we qualified and intend to continue to qualify as a REIT, as defined in Section 856 of the Internal Revenue Code. As a REIT, we do not incur federal or significant state tax on that portion of our taxable income which is distributed to our shareholders, provided that we meet certain tests. To the extent that we continue to qualify as a REIT, we will not be subject to tax, with certain limited exceptions, on the taxable income that is distributed to our shareholders.

We have reported annually to the SEC on Form 10-K, which includes financial statements certified by our independent registered public accountants. We have also reported quarterly to the SEC on Form 10-Q, which includes unaudited financial statements with such filings. We expect to continue such reporting.

On our website, www.publicstorage.com, we make available, free of charge, our Annual Reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC.

The Impact of Current Economic Factors

The recessionary trends experienced in 2008 and 2009, including the contraction in economic activity and elevation in unemployment rates experienced in the U.S. and Europe, have had a negative impact upon our business, and we have responded with what we believe are short-term revisions to our long-term growth strategies.

Operationally, our occupancies and rental rates have come under pressure as demand for self-storage space has softened. We have responded by reducing rental rates, increasing promotional discounts, and increasing our marketing activities to stimulate additional demand for our storage space and increase our market share.

We have shut down our development activities, both in the U.S. and Europe due to the current level of risk inherent in development, uncertain consumer demand for when such facilities open for operation, and to preserve capital. We have increased our earnings yield or capitalization rate requirements with respect to the acquisition of existing self-storage facilities. We believe that existing self-storage properties may be marketed, at attractive prices, due to financial or operating stress of their owners which may create acquisition opportunities for us. We have taken advantage of capital market dislocations with respect to our own securities through the repurchase of our own preferred shares and our unsecured debt. While capital markets have improved recently from the severe stress incurred in late 2008 and early 2009, they are still relatively constrained and in flux compared to historical norms. We believe under current capital market conditions our ability to issue preferred securities at reasonable rates is limited. Despite the difficult capital markets, we believe that we are well-positioned with significant cash balances on hand, have an expectation of continued internally generated cash flow that can be used for reinvestment, and relatively modest debt maturities as described in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

While we believe that these actions are the appropriate response to the existing economic environment, and that they will best position us to take advantage of the current environment in the short-term and then resume our traditional growth strategy in the future, there can be no assurance that we will be able to do so.

See **"Growth and Investment Strategies"** and "**Financing of the Company's Growth Strategies"** below for more information regarding our traditional long-term strategy to grow the cash flows and equity values of the Company.

Competition

Self-storage facilities generally draw customers from residents within a three to five mile radius. Many of our facilities operate within three to five miles of well-located and well-managed competitors that seek the same group of customers through many of the same marketing channels we use, including yellow page advertising, Internet advertising, as well as signage and banners. As a result, competition is significant and affects the occupancy levels, rental rates, rental income and operating expenses of our facilities.

While competition is significant, the self-storage industry remains fragmented in the U.S. We believe that we own approximately 5% of the aggregate self-storage square footage in the U.S., and that collectively the five largest self-storage operators in the U.S. own only approximately 10% of the aggregate self-storage space in the U.S., with the remaining 90% owned by numerous private regional and local operators. This market fragmentation enhances the advantage of our economies of scale and our brand relative to other operators (see "Business Attributes – Economies of Scale" below), and could result in potential growth in our platform through acquisitions over the long term.

In seeking investments, we compete with a wide variety of institutions and other investors. The amount of funds available for real estate investments greatly influences the competition for ownership interests in facilities and, by extension, the yields that we can achieve on newly acquired investments.

Business Attributes

We believe that we possess several primary business attributes that permit us to compete effectively:

Centralized information networks: Our facilities are part of comprehensive centralized reporting and information networks which enable the management team to identify changing market conditions and operating trends as well as analyze customer data, and quickly change our properties' pricing and promotional mix on an automated basis.

***National Telephone Reservation System*:** We operate a centralized telephone reservation system, which provides added customer service and helps to maximize utilization of available self-storage space. Customers calling either the toll-free telephone referral system, (800) 44-STORE, or a storage facility, are directed to the national reservation system. A representative discusses with the customer space requirements, price and location preferences and also informs the customer of other products and services provided by the Company and its subsidiaries. We believe that the centralized telephone reservation system enhances our ability to market storage space in the U.S. relative to handling these calls at individual properties, because it allows us to more effectively offer all spaces at all facilities in the vicinity of a customer and to provide higher-quality selling efforts through dedicated sales specialists. We also provide customers the opportunity to review space availability and make reservations online through our website, www.publicstorage.com.

Economies of scale: We are the largest provider of self-storage space in the U.S. As of December 31, 2009, we operated 2,010 self-storage facilities in which we had an interest and managed 32 self-storage facilities for third parties. These facilities are generally located in major markets within 38 states in the U.S. At December 31, 2009, we had over one million self-storage spaces rented. The size and scope of our operations have enabled us to achieve high operating margins and a low level of administrative costs relative to revenues through the centralization of many functions with specialists, such as facility maintenance, employee compensation and benefits programs, pricing of our product, as well as the development and documentation of standardized operating procedures. We also believe that our major market concentration provides managerial efficiencies stemming from having a large number of facilities in close proximity to each other.

We can economically purchase large, prominent, well-placed yellow page ads that allow us to reach the consumer more effectively than smaller operators. We are also able to purchase and bid aggressively for multiple-keyword advertising on national Internet search engines. In addition, we are able to market efficiently using television as a media source. The concentration of most of our properties in major metropolitan centers makes various promotional and media programs, such as television, yellow pages, and Internet keyword bidding, far more economical for us than for our competitors.

Brand name recognition: Our operations in the U.S. are conducted under the "Public Storage" brand name, which we believe is the most recognized and established name in the self-storage industry in the U.S. Our storage operations within the U.S. are conducted in major markets in 38 states, giving us national recognition and prominence. Our facilities tend to be highly visible and located in heavily populated areas, improving the local awareness of our brand. We believe that the "Shurgard" brand, used by Shurgard Europe, is a similarly established and valuable brand.

Complementary ancillary operations: Through a taxable REIT subsidiary, we sell retail items associated with the storage business and reinsure policies issued to our tenants against lost or damaged goods stored by tenants in our storage facilities. We believe these activities supplement and strengthen our existing self-storage business by further meeting the needs of storage customers.

Growth and Investment Strategies

As described more specifically in "**The Impact of Current Economic Factors"** above, our growth strategies have been revised in the short-run to respond to current market conditions.

Over the long-run, our growth strategies have consisted of: (i) improving the operating performance of our existing self-storage properties, (ii) acquiring properties that are owned or operated by others in the U.S., (iii) developing or redeveloping existing U.S. real estate facilities, (iv) participating in the growth of commercial facilities owned primarily by PSB, and (v) capitalizing on the growth of facilities owned by Shurgard Europe in the European market. In addition to certain revisions to these strategies described below, our strategy has been revised in the short-run to take advantage of dislocation in current capital markets.

Improve the operating performance of existing properties: Demand for our self-storage facilities has been negatively impacted over the past two years by the current recessionary trends, and revenue and net operating income have both declined in 2009. Over the long-run we seek to increase the net cash flow generated by our existing self-storage properties by a) regularly evaluating our call volume, reservation activity, and move-in/move-out rates for each of our properties relative to our marketing activities, b) evaluating market supply and demand factors and, based upon these analyses, adjusting our marketing activities and rental rates, c) attempting to maximize revenues through evaluating the appropriate balance between occupancy, rental rates, and promotional discounting and d) controlling expense levels. We believe that our property management personnel and systems, combined with our national telephone reservation system and media advertising programs will continue to enhance our ability to meet these goals. See Item 7. "Management's Discussion and Analysis" below for further information regarding our expectation in the short-run with respect to our operating results.

Acquire properties owned or operated by others in the U.S.: Our long-run strategy has included acquiring well-located facilities owned or operated by others in the U.S. that fit well within our geographic profile, at generally attractive pricing. We believe our presence in and knowledge of substantially all of the major markets in the U.S. enhances our ability to identify attractive acquisition opportunities and capitalize on the overall fragmentation in the self-storage industry. Data on the rental rates and occupancy levels of our existing facilities, which are often located in proximity to potential acquisition candidates, provide us an advantage in evaluating the potential of acquisition opportunities. In the short-run, we believe that there may be more attractive opportunities for the acquisition of facilities from distressed sellers who, due to the constrained credit environment and pressure on cash flows due to the current difficult operating environment, face loan covenant violations or cannot refinance their existing debt as it comes due. The timing and amount of these opportunities will be at least partially dependent upon whether the banks and other lenders elect to pursue foreclosure, acceleration, or other remedies which would force a sale of the properties of these distressed owners, rather than extending existing loans or waiving covenant violations. It is our belief that opportunities in 2009 have been limited due at least in part to lenders' desire to extend these loans rather than foreclose. There can be no assurance that any such opportunities may materialize in the future.

Development of real estate facilities: We believe that in the long-run, development of new storage locations and expansion of our existing self-storage facilities represent an important part of our growth strategy. New locations can be developed to meet customer needs and expand our geographic reach, generally within our existing markets. In addition, existing facilities can be expanded or enhanced to provide additional amenities such as climate control, to better capitalize on increased population density in certain facilities' local market area. However, in light of current capital market conditions, doubt as to the potential lease-up of new storage space in the face of reduced demand, and the increased potential in the short-run for attractive acquisitions of existing facilities described above, we substantially curtailed our development pipeline. Accordingly, in 2009 our investment in the development of real estate facilities was minimal, and we continue to have nominal development pipeline at December 31, 2009. Shurgard Europe has similarly reduced its development activities (see "Capitalize on the Potential for Growth in Europe" below).

Participate in the growth of commercial facilities primarily through our ownership in PS Business Parks, Inc.: At December 31, 2009, we had a 41% common equity interest in PSB and its operating partnership which consisted of 5,801,606 shares of common stock and 7,305,355 limited partnership units in the Operating Partnership. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. At December 31, 2009, PSB owned and operated approximately 19.6 million net rentable square feet of commercial space located in eight states in the U.S. During 2009 and 2008, the recession in the U.S. impacted PSB resulting in a decrease in new rental rates over expiring rents, as well as declining occupancy levels in 2009 and in the last six months of 2008. It is uncertain what impact the current recessionary trends will have on PSB's future occupancy levels and rental rents. PSB may continue to experience downward pressure on its occupancy levels and rental rates. Due to capital market dislocations and other factors, PSB did not acquire any new commercial space in 2009 and 2008.

Capitalize on the potential for growth in Europe: On March 31, 2008, we entered into the Europe Transaction with an institutional investor whereby the investor acquired a 51% interest in Shurgard Europe. Shurgard Europe held substantially all of our operations in Europe. Since March 31, 2008, we own the remaining 49% interest and are the managing member of Shurgard European Holdings LLC, a new joint venture formed to own Shurgard Europe's operations.

We believe that Shurgard Europe is the largest owner and operator of self-storage facilities in Western Europe. At December 31, 2009, Shurgard Europe's operations comprise 187 facilities with an aggregate of approximately 10 million net rentable square feet. The portfolio consists of 115 wholly owned facilities and 72 facilities owned by two joint venture partnerships, in which Shurgard Europe has a 20% equity interest.

Shurgard Europe operates in seven markets in Western Europe: the French market (principally Paris), the Swedish market (principally Stockholm), the United Kingdom market (principally London), the Dutch market, the Belgian market, the Danish market (principally Copenhagen) and the German market.

In contrast to the U.S., the European self-storage industry is relatively immature. In each of the markets that Shurgard Europe operates customer awareness of the product is relatively low and ownership of self-storage facilities remains fragmented. Although many European consumers are not yet aware of the self-storage concept, they tend to live in more densely populated areas in smaller living spaces (as compared to the U.S.) that, we believe, should make self-storage an attractive option as product knowledge and availability of additional self-storage facilities grows. Most Europeans are familiar with the concept of storage only as an ancillary service provided by moving companies, and more consumer familiarity could result in a significant increase in demand in the long-term.

In the longer term, we believe that there is significant growth potential in Europe to expand the number of facilities owned either through development, acquisition, and consolidation, even if the density of self-storage in Europe does not ultimately approach the levels in the U.S. However, ultimately capitalizing on this opportunity will require a significant amount of capital to develop new self-storage facilities in what could be a process extending through a few decades in time frame, similar to the trajectory of the U.S. self-storage industry since its inception in the mid 1960's.

Shurgard Europe, and its ability and wherewithal to take advantage of these opportunities, has been impacted by the same economic trends that have negatively impacted our domestic self-storage operations and capital markets. In addition to the operating uncertainties that we face, Shurgard Europe faces refinancing risk, as approximately $168 million (€117 million) and $153 million (€107 million) of debt owed by joint ventures matures in July 2010 and May 2011, respectively, and approximately $561.7 million (€391.9 million) in a loan payable to us becomes due in March 2013. Accordingly, Shurgard Europe has taken many of the same steps that we have domestically, by curtailing its development activities. At such time that public market capital or bank debt becomes available to Shurgard Europe to refinance its existing debt and economic trends improve, development and growth may recommence; however, there can be no assurance that such development and growth will ultimately recommence and at what levels.

Take advantage of dislocation in capital markets: At December 31, 2009, we have cash balances on hand of approximately $763.8 million. On February 12, 2009, in accordance with an "any and all" tender offer, we acquired $110.2 million (face amount) of our Senior Unsecured Debt. In addition, during the fourth quarter of 2008 and the first quarter of 2009, we acquired $352.7 million (face amount) of our preferred shares and units on the open market and in privately negotiated transactions for an aggregate acquisition cost of $237.4 million. There could be opportunities for future acquisition of our own outstanding debt and equity securities, particularly if there were a return to the same acute turbulence in the credit and equity markets which occurred in late 2008 and early 2009. Any future such transactions will depend upon our evaluation of the return of such investments relative to our other investment alternatives. There can be no assurance that any future such transactions will occur or the potential yield on such transactions.

Financing of the Company's Growth Strategies

Impact of Current Capital Markets: As described above in "The Impact of Current Economic Factors", one of our traditional sources of external capital is, through the issuance of preferred securities and, although we have not attempted to issue additional preferred securities over the past twelve months, we believe that we could issue additional preferred securities on a limited basis. While we expect continued improvement in the capital markets to issue preferred securities, there can be no assurance as to when market conditions will improve for preferred securities issuances at amounts and at rates that we will find reasonable.

Overview of financing strategy: Over the past three years we have funded substantially all the cash portion of our acquisition and development activities with permanent capital (predominantly retained cash flow and the net proceeds from the issuance of preferred securities). We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt, because of certain benefits described in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources." Our present intention is to continue to finance substantially all our growth with cash on hand ($763.8 million at December 31, 2009), internally generated cash flows and permanent capital.

Borrowing: We have in the past used our $300 million revolving line of credit as temporary "bridge" financing, and repaid those amounts with permanent capital. Our debt outstanding currently represents debt that was assumed either in connection with property acquisitions or in connection with the Shurgard Merger. When we have assumed such debt in the past, we have generally prepaid such amounts except in cases where the nature of the loan terms did not allow such prepayment, or where a prepayment penalty made it economically disadvantageous to prepay. While it is not our present intention to issue additional debt as a long-term financing strategy, we have broad powers to borrow in furtherance of our objectives without a vote of our shareholders. Our senior debt has an "A-" credit rating by Standard and Poor's combined with our low level of debt, we believe we could issue a significant amount of unsecured debt, at attractive rates, in the current markets. These powers are subject to a limitation on unsecured borrowings in our Bylaws described in "Limitations on Debt" below.

Issuance of securities in exchange for property: We have issued both our common and preferred securities in exchange for real estate and other investments in the past, most notably the issuance of 38,913,187 common shares in connection with the Shurgard Merger in 2006. Future issuances will be dependent upon our financing needs and capital market conditions at the time, including the market prices of our equity securities.

Joint Venture financing: We have historically formed and may form additional joint ventures to facilitate the funding of future developments or acquisitions.

Disposition of properties: We historically have disposed of self-storage facilities only because of condemnation proceedings, which compel us to sell. We do not presently intend to sell any significant number of self-storage facilities in the future, though there can be no assurance that we will not.

Investments in Real Estate and Real Estate Entities

Investment Policies and Practices with respect to our investments: Following are our investment practices and policies which, though we do not anticipate any significant alteration, can be changed by our Board of Trustees without a shareholder vote:

- Our investments primarily consist of direct ownership of self-storage properties (the nature of our self-storage properties is described in Item 2, "Properties"), as well as partial interests in entities that own self-storage properties.
- Our partial ownership interests primarily reflect general and limited partnership interests in entities that own self-storage facilities that are managed by us under the "Public Storage" brand name in the U.S., as well as storage facilities managed in Europe under the "Shurgard Storage Centers" brand name which are owned by Shurgard Europe.
- Additional acquired interests in real estate (other than the acquisition of properties from third parties) will include common equity interests in entities in which we already have an interest.
- To a lesser extent, we have interests in existing commercial properties (described in Item 2, "Properties"), containing commercial and industrial rental space, primarily through our investment in PSB.

Facilities Owned by Subsidiaries

In addition to our direct ownership of 1,523 self-storage facilities in the U.S. and one self-storage facility in London, England at December 31, 2009 with an aggregate of approximately 98 million net rentable square feet, we have controlling indirect interests in entities that own 468 self-storage facilities in the U.S. with approximately 28 million net rentable square feet. In addition to our self-storage space, we own approximately 1.8 million net rentable square feet of commercial space primarily located adjacent to our self-storage facilities. Because of our controlling interest in each of these entities, we consolidate the assets, liabilities, and results of operations of these entities in our financial statements.

Facilities Owned by Unconsolidated Entities

At December 31, 2009, we had ownership interests in PSB, which owned approximately 19.6 million net rentable square feet of commercial space at December 31, 2009, Shurgard Europe, which had ownership interests in 187 facilities with approximately 10 million net rentable square feet of storage space, and certain limited partnerships owning an aggregate of 19 self-storage facilities with approximately 1 million net rentable square feet of storage space. Collectively these entities are referred to as the "Unconsolidated Entities."

PSB, which files financial statements with the SEC, and Shurgard Europe, have debt and other obligations that are not included in our consolidated financial statements. The limited partnerships have no significant amounts of debt or other obligations. See Note 5 to our December 31, 2009 consolidated financial statements for further disclosure regarding the assets, liabilities and operating results of the Unconsolidated Entities.

Limitations on Debt

Without the consent of holders of the various series of Senior Preferred Shares, we may not take any action that would result in a ratio of "Debt" to "Assets" (the "Debt Ratio") in excess of 50%. As of December 31, 2009, the Debt Ratio was approximately 4%. "Debt" means the liabilities (other than "accrued and other liabilities" and "redeemable noncontrolling interests") that should, in accordance with U.S. generally accepted accounting principles, be reflected on our consolidated balance sheet at the time of determination. "Assets" means our total assets before a reduction for accumulated depreciation and amortization that should, in accordance with U.S. generally accepted accounting principles, be reflected on the consolidated balance sheet at the time of determination.

Our bank and senior unsecured debt agreements contain various customary financial covenants, including limitations on the level of indebtedness and the prohibition of the payment of dividends upon the occurrence of defined events of default.

Employees

We have approximately 4,900 employees in the U.S. at December 31, 2009 who render services on behalf of the Company, primarily personnel engaged in property operations. None of our employees in the U.S. are covered by a collective bargaining agreement. We believe that our relations with our employees are generally amicable.

Seasonality

We experience minor seasonal fluctuations in the occupancy levels of self-storage facilities with occupancies generally higher in the summer months than in the winter months. We believe that these fluctuations result in part from increased moving activity during the summer months.

Insurance

We have historically carried customary property, earthquake, general liability and workers compensation coverage through internationally recognized insurance carriers, subject to customary levels of deductibles. The aggregate limits on these policies of $75 million for property coverage and $102 million for general liability are higher than estimates of maximum probable loss that could occur from individual catastrophic events determined in recent engineering and actuarial studies; however, in case of multiple catastrophic events, these limits could be exhausted.

Our tenant insurance program reinsures a program that provides insurance to certificate holders against claims for property losses due to specific named perils (earthquakes and floods are not covered by these policies) to goods stored by tenants at our self-storage facilities for individual limits up to a maximum of $5,000. We have third-party insurance coverage for claims paid exceeding $1,000,000 resulting from any one individual event, to a limit of $25,000,000. At December 31, 2009, there were approximately 585,000 certificate holders held by our tenants, participating in this program representing aggregate coverage of approximately $1.3 billion. Because each certificate represents insurance of goods held by a tenant at our self-storage facilities, the geographic concentration of this $1.3 billion in coverage is dispersed throughout all of our U.S. facilities. We rely on a third-party insurance company to provide the insurance and are subject to licensing requirements and regulations in several states.

ITEM 1A. Risk Factors

In addition to the other information in our Annual Report on Form 10-K, you should consider the risks described below that we believe may be material to investors in evaluating the Company. This section contains forward-looking statements, and in considering these statements, you should refer to the qualifications and limitations on our forward-looking statements that are described in **Forward Looking Statements** at the beginning of Item 1.

Since our business consists primarily of acquiring and operating real estate, we are subject to the risks related to the ownership and operation of real estate that can adversely impact our business and financial condition.

The value of our investments may be reduced by general risks of real estate ownership. Since we derive substantially all of our income from real estate operations, we are subject to the general risks of acquiring and owning real estate-related assets, including:

- lack of demand for rental spaces or units in a locale;
- changes in general economic or local conditions;
- natural disasters, such as earthquakes and floods; which could exceed the aggregate limits of our insurance coverage;
- potential terrorist attacks;
- changes in supply of or demand for similar or competing facilities in an area;
- the impact of environmental protection laws;
- changes in interest rates and availability of permanent mortgage funds which may render the sale of a nonstrategic property difficult or unattractive including the impact of the current turmoil in the credit markets;
- increases in insurance premiums, property tax assessments and other operating and maintenance expenses;
- transactional costs and liabilities, including transfer taxes;
- adverse changes in tax, real estate and zoning laws and regulations; and
- tenant and employment-related claims.

In addition, we self-insure certain of our property loss, liability, and workers compensation risks for which other real estate companies may use third-party insurers. This results in a higher risk of losses that are not covered by third-party insurance contracts, as described in Note 13 under "Insurance and Loss Exposure" to our December 31, 2009 consolidated financial statements.

There is significant competition among self-storage facilities and from other storage alternatives. Most of our properties are self-storage facilities, which generated most of our revenue for the year ended December 31, 2009. Local market conditions will play a significant part in how competition will affect us. Competition in the market areas in which many of our properties are located from other self-storage facilities and other storage alternatives is significant and has affected the occupancy levels, rental rates and operating expenses of most of our properties. Any increase in availability of funds for investment in real estate may accelerate competition. Further development of self-storage facilities may intensify competition among operators of self-storage facilities in the market areas in which we operate.

We may incur significant environmental costs and liabilities. As an owner and operator of real properties, under various federal, state and local environmental laws, we are required to clean up spills or other releases of hazardous or toxic substances on or from our properties. Certain environmental laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In some cases, liability may not be limited to the value of the property. The presence of these substances, or the failure to properly remediate any resulting contamination, whether from environmental or microbial issues, also may adversely affect the owner's or operator's ability to sell, lease or operate its property or to borrow using its property as collateral.

We have conducted preliminary environmental assessments of most of our properties (and intend to conduct these assessments in connection with property acquisitions) to evaluate the environmental condition of, and potential environmental liabilities associated with, our properties. These assessments generally consist of an investigation of environmental conditions at the property (not including soil or groundwater sampling or analysis), as well as a review of available information regarding the site and publicly available data regarding conditions at other sites in the vicinity. In connection with these property assessments, our operations and recent property acquisitions, we have become aware that prior operations or activities at some facilities or from nearby locations have or may have resulted in contamination to the soil or groundwater at these facilities. In this regard, some of our facilities are or may be the subject of federal or state environmental investigations or remedial actions. We have obtained, with respect to recent acquisitions, and intend to obtain with respect to pending or future acquisitions, appropriate purchase price adjustments or indemnifications that we believe are sufficient to cover any related potential liability. Although we cannot provide any assurance, based on the preliminary environmental assessments, we believe we have funds available to cover any liability from environmental contamination or potential contamination and we are not aware of any environmental contamination of our facilities material to our overall business, financial condition or results of operations.

There has been an increasing number of claims and litigation against owners and managers of rental properties relating to moisture infiltration, which can result in mold or other property damage. When we receive a complaint concerning moisture infiltration, condensation or mold problems and/or become aware that an air quality concern exists, we implement corrective measures in accordance with guidelines and protocols we have developed with the assistance of outside experts. We seek to work proactively with our tenants to resolve moisture infiltration and mold-related issues, subject to our contractual limitations on liability for such claims. However, we can give no assurance that material legal claims relating to moisture infiltration and the presence of, or exposure to, mold will not arise in the future.

Delays in development and fill-up of our properties would reduce our profitability. From January 1, 2005, through December 31, 2009, we opened 17 newly developed self-storage facilities in the U.S. at a cost of approximately $142 million. Shurgard Europe has developed and opened 55 facilities since January 1, 2005 at a cost of approximately $426 million, and has two development projects under construction with total estimated costs of $24 million. Delays in the rent-up of newly developed storage space as a result of competition or other factors, including the slowdown in the general economy which has negatively impacted storage demand, would adversely impact our profitability. If we or Shurgard Europe were to commence significant development of facilities, construction delays due to weather, unforeseen site conditions, personnel problems, and other factors, as well as cost overruns, would adversely affect our profitability.

Property taxes can increase and cause a decline in yields on investments. Each of our properties is subject to real property taxes. These real property taxes may increase in the future as property tax rates change and as our properties are assessed or reassessed by tax authorities. Recent local government shortfalls in tax revenue may cause pressure to increase tax rates or assessment levels. Such increases could adversely impact our profitability.

We must comply with the Americans with Disabilities Act and fire and safety regulations, which can require significant expenditures. All our properties must comply with the Americans with Disabilities Act and with related regulations (the "ADA"). The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to persons with disabilities. Various state laws impose similar requirements. A failure to comply with the ADA or similar state laws could result in government imposed fines on us and could award damages to individuals affected by the failure. In addition, we must operate our properties in compliance with numerous local fire and safety regulations, building codes, and other land use regulations. Compliance with these requirements can require us to spend substantial amounts of money, which would reduce cash otherwise available for distribution to shareholders. Failure to comply with these requirements could also affect the marketability of our real estate facilities.

We incur liability from tenant and employment-related claims. From time to time we must resolve tenant claims and employment-related claims by corporate level and field personnel.

Global economic conditions could adversely affect our business, financial condition, growth and access to capital.

There continues to be global economic uncertainty, elevated levels of unemployment, reduced levels of economic activity, and it is uncertain as to when economic conditions will improve. These negative economic conditions in the markets where we operate facilities, and other events or factors that adversely affect disposable incomes, have and are likely to continue to adversely affect our business.

As a further result of the current global financial crisis, our ability to issue preferred shares or borrow at reasonable rates has been and may continue to be adversely affected by challenging credit market conditions. The issuance of perpetual preferred securities historically has been a significant source of capital to grow our business. While we currently believe that we have sufficient working capital and capacity under our credit facilities and our retained cash flow from operations to continue to operate our business as usual, long-term continued turbulence in the credit markets and in the national economy may adversely affect our access to capital and adversely impact earnings growth that might otherwise result from the acquisition and development of real estate facilities.

We grow our business primarily through acquisitions of existing properties and are subject to risks related to acquisitions that may adversely affect our growth and financial results.

We grow our business in large part through the acquisition of existing properties, including acquisitions of businesses owned by other storage operators. In addition to the general risks related to real estate described above which may also adversely impact operations at acquired properties, we are also subject to the following risks in connection with property acquisitions and the integration of acquired properties into our operations.

Any failure by us to manage acquisitions and other significant transactions successfully could negatively impact our financial results. If acquired facilities are not properly integrated into our system, our financial results may suffer.

Any failure to successfully integrate acquired operations with our existing business could negatively impact our financial results. To fully realize any anticipated benefits from an acquisition, we must successfully complete the combination of the businesses of Public Storage and acquired properties in a manner that permits cost savings to be realized. It is possible that the integration process could result in a decline in occupancy and/or rental rates, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements that adversely affect our ability to maintain relationships with tenants and employees or to achieve anticipated benefits, particularly with large acquisitions.

Acquired properties are subject to property tax reappraisals which may increase our property tax expense. Facilities that we acquire are subject to property tax reappraisal, which can increase property tax expense. There is a degree of uncertainty involved in estimating the property tax expense of an acquired property. In future acquisitions of properties, if actual property tax expenses following reappraisal are significantly greater than we expected, our operating results could be negatively impacted.

As a result of our ownership of 49% of the international operations of Shurgard Europe with a book value of $272.3 million at December 31, 2009, and our loan to Shurgard Europe aggregating $561.7 million at December 31, 2009, we are exposed to additional risks related to international businesses that may adversely impact our business and financial results.

We have limited experience in European operations, which may adversely impact our ability to operate profitably in Europe. In addition, European operations have specific inherent risks, including without limitation the following:

- currency risks, including currency fluctuations, which can impact the fair value of our $272.3 million book value equity investment in Shurgard Europe, as well as interest payments and the net proceeds to be received upon repayment of our loan to Shurgard Europe;
- unexpected changes in legislative and regulatory requirements;
- potentially adverse tax burdens;
- burdens of complying with different permitting standards, environmental and labor laws and a wide variety of foreign laws;
- the potential impact of collective bargaining;
- obstacles to the repatriation of earnings and cash;
- regional, national and local political uncertainty;
- economic slowdown and/or downturn in foreign markets;
- difficulties in staffing and managing international operations;
- reduced protection for intellectual property in some countries;
- inability to effectively control less than wholly-owned partnerships and joint ventures; and
- the importance of local senior management and the potential negative ramifications of the departure of key executives.

Based upon current market conditions and recent operating result trends of Shurgard Europe, the following specific risks apply with respect to our investment in, and loan to, Shurgard Europe:

- *We have an obligation to loan up to an additional €185 million ($265.2 million at December 31, 2009) to Shurgard Europe, and provide additional equity contributions of up to $66.4 million.* We have a commitment, which expires March 31, 2010, to provide up to €185 million of additional loans to Shurgard Europe under the same terms as the existing loans, to fund the possible acquisition of Shurgard Europe's joint venture partner's interest in the joint ventures and/or repay Shurgard Europe's pro-rata share of the joint venture debt. In addition, we are committed to provide up to $66.4 million of additional equity contributions to Shurgard Europe to fund certain other investing activities. While the acquisition of the joint venture partners' interests are subject to our approval, Shurgard Europe has no obligation to acquire these interests, and any other investing activities generally require our approval, these commitments may require us to provide additional funds to Shurgard Europe in amounts or under terms that we may not have otherwise agreed to.

- *Joint Ventures that Shurgard Europe has a 20% interest in have significant refinancing requirements.* Shurgard Europe's two joint ventures collectively had approximately €224 million ($321 million) of outstanding debt payable to third parties at December 31, 2009. These loans are secured by the joint ventures' respective facilities, and are not guaranteed by Public Storage, Shurgard Europe, or any third party. One of the joint venture loans, totaling €107 million ($153 million), is due May 2011 and the other joint venture loan, totaling €117 million ($168 million), is due in July 2010.

  If Shurgard Europe's joint ventures were unable to refinance or otherwise repay these loans when due, it is our expectation that the loans would be repaid with each joint venture partner contributing their pro rata share towards repayment. Shurgard Europe's pro rata share, in the aggregate, would be approximately €50 million ($72 million) which Shurgard Europe fund either from available cash on hand or equity contributions from Public Storage and our joint venture partner. Further, it is also possible that Shurgard Europe's joint venture partner would be unable to contribute its pro rata share to repay the loans and may trigger, through its rights under the related partnership documents, the liquidation of the partnership, which could result in Shurgard Europe's acquisition of its joint venture partner's interest or the sale of the properties to third parties, with potential loss or reduction to our investment if the liquidation proceeds were not sufficient. If Shurgard Europe were to acquire its joint venture partner's interest by March 31, 2010, it could borrow on the aforementioned €185 million loan commitment we have provided to fund the purchase of the joint venture partner's interest and repayment of the loans.

- *Shurgard Europe's ability to refinance its $561.7 million loan from us, which is due in March 2013, may be limited if current market conditions persist.* We have loaned Shurgard Europe €391.9 million ($561.7 million at December 31, 2009), and this loan is due in March 2013. If the currently constrained capital market and bank loan availability persists, it is likely that Shurgard Europe may be unable to refinance the entire loan. If Shurgard Europe is unable to obtain financing to raise funds to repay our loan, we may have to negotiate an equity or debt contribution by our joint venture partner to Shurgard Europe, extend the loan, or otherwise take steps under our lender rights. Any of these steps could negatively impact our investment and the liquidity of Shurgard Europe.

- *Shurgard Europe's operating trends are negative.* Shurgard Europe's same-store revenue is down 3.6% in the year ended December 31, 2009 as compared to 2008 on a constant exchange rate basis. Shurgard Europe may have continued reductions in same-store revenues, which will adversely impact their operating results and, as a result, the value of our investment in Shurgard Europe. Such reductions may negatively impact Shurgard Europe's liquidity and ability to repay its debt, including the debt owed to Public Storage, due to declining interest coverage ratios and other similar metrics upon which potential lenders typically base their lending decisions.

We are subject to risks related to our ownership of assets in joint venture structures.

In connection with our 2006 acquisition of Shurgard and the acquisition of a 51% interest in Shurgard Europe by an institutional investor on March 31, 2008, we have interests in several joint ventures. Joint ventures may present additional risks, including without limitation, the following:

- Risks related to the financial strength, common business goals and strategies and cooperation of the venture partner.

- The inability to take some actions with respect to the joint venture activities that we may believe are favorable, if our joint venture partner does not agree.

- The risk that we could lose our REIT status based upon actions of the joint ventures if we are unable to effectively control these indirect investments.

- The risk that we may not control the legal entity that has title to the real estate.

- The risk that our investments in these entities may not be easily sold or readily accepted as collateral by our lenders, or that lenders may view assets held in joint ventures as less favorable as collateral.

- The risk that the joint ventures could take actions which may negatively impact our preferred shares and debt ratings, to the extent that we could not prevent these actions.

- The risk that we may be constrained from certain activities of our own that we would otherwise deem favorable, due to non-compete clauses in our joint venture arrangements.

- The risk that we will be unable to resolve disputes with our joint venture partners.

The Hughes Family could control us and take actions adverse to other shareholders.

At December 31, 2009, B. Wayne Hughes, Chairman of the Board of Trustees and his family (the "Hughes Family") owned approximately 17.3% of our aggregate outstanding common shares. Our declaration of trust permits the Hughes Family to own up to 47.66% of our outstanding common shares and also allows for cumulative voting in the election of trustees. Consequently, the Hughes Family may significantly influence matters submitted to a vote of our shareholders, including electing trustees, amending our organizational documents, dissolving and approving other extraordinary transactions, such as a takeover attempt, even though such actions may not be favorable to other shareholders.

Certain provisions of Maryland law and in our declaration of trust and bylaws may prevent changes in control or otherwise discourage takeover attempts beneficial to shareholders.

Certain provisions of Maryland law may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our shares with the opportunity to realize a premium over the then-prevailing market price of our shares. Currently, the Board has opted not to subject the Company to the statutory limitations of either the business combination provisions or the control share acquisitions provisions of Maryland law, but the Board may change this option as to either statute in the future. If the Board chooses to make them applicable to us, these provisions could delay, deter or prevent a transaction or change of control that might involve a premium price for holders of common shares or might otherwise be in their best interest. Similarly, (1) limitations on removal of trustees in our declaration of trust, (2) restrictions on the acquisition of our shares of beneficial interest, (3) the power to issue additional common shares, preferred shares or equity shares, (4) the advance notice provisions of our bylaws and (5) the Board's ability under Maryland law, without obtaining shareholder approval, to implement takeover defenses that we may not yet have and to take, or refrain from taking, other actions without those decisions being subject to any heightened standard of conduct or standard of review, could have the same effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for holders of the common shares or might otherwise be in common shareholders' best interest.

To preserve our status as a REIT under the Code, our declaration of trust contains limitations on the number and value of shares of beneficial interest that any person may own. These ownership limitations generally limit the ability of a person, other than the Hughes Family (as defined in our declaration of trust) and other than "designated investment entities" (as defined in our declaration of trust), to own more than 3% of our outstanding common shares or 9.9% of the outstanding shares of any class or series of preferred or equity shares, in each case, in value or number of shares, whichever is more restrictive, unless an exemption is granted by our board of trustees. These limitations could discourage, delay or prevent a transaction involving a change in control of our company not approved by our board of trustees.

If we failed to qualify as a REIT for income tax purposes, we would be taxed as a corporation, which would substantially reduce funds available for payment of dividends.

Investors are subject to the risk that we may not qualify as a REIT for income tax purposes. REITs are subject to a range of complex organizational and operational requirements. As a REIT, we must distribute with respect to each year at least 90% of our REIT taxable income to our shareholders (which may take into account certain dividends paid in the subsequent year). Other restrictions apply to our income and assets. Our REIT status is also dependent upon the ongoing qualification of our affiliate, PSB, as a REIT, as a result of our substantial ownership interest in that company.

For any taxable year that we fail to qualify as a REIT and are unable to avail ourselves of relief provisions set forth in the Code, we would be subject to federal income tax at the regular corporate rates on all of our taxable income, whether or not we make any distributions to our shareholders. Those taxes would reduce the amount of cash available for distribution to our shareholders or for reinvestment and would adversely affect our earnings. As a result, our failure to qualify as a REIT during any taxable year could have a material adverse effect upon us and our shareholders. Furthermore, unless certain relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which we fail to qualify.

We have also assumed, based on Shurgard Storage Center, Inc.'s public filings and due diligence performed in connection with our acquisition of Shurgard, that Shurgard qualified as a REIT through the date of the Shurgard Merger on August 22, 2006. However, if Shurgard failed to qualify as a REIT, we generally would have succeeded to or incurred significant tax liabilities (including the significant tax liability that would have resulted from the deemed sale of assets by Shurgard to us as part of the Shurgard Merger).

We may pay some taxes, reducing cash available for shareholders.

Even if we qualify as a REIT for federal income tax purposes, we are required to pay some federal, foreign, state and local taxes on our income and property. Since January 1, 2001, certain corporate subsidiaries of the Company have elected to be treated as "taxable REIT subsidiaries" of the Company for federal income tax purposes. A taxable REIT subsidiary is taxable as a regular corporation and may be limited in its ability to deduct interest payments made to us in excess of a certain amount. In addition, if we receive or accrue certain amounts and the underlying economic arrangements among our taxable REIT subsidiaries and us are not comparable to similar arrangements among unrelated parties, we could be subject to a 100% penalty tax on those payments in excess of amounts the Internal Revenue Service deems reasonable between unrelated parties. To the extent that the Company is required to pay federal, foreign, state or local taxes, we will have less cash available for distribution to shareholders.

We have become increasingly dependent upon automated processes, telecommunications, and the Internet and are faced with system security risks.

We have become increasingly centralized and dependent upon automated information technology processes, and certain critical components of our operating systems are dependent upon third party providers. As a result, we could be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack, or a circumstance that disrupted operations at our third party providers. Even though we believe we utilize appropriate duplication and back-up procedures, a significant outage in our third party providers could negatively impact our operations. In addition, a portion of our business operations are conducted over the Internet, increasing the risk of viruses that could cause system failures and disruptions of operations. Experienced computer programmers may be able to penetrate our network security and misappropriate our confidential information, create system disruptions or cause shutdowns. Nearly half of our move-ins comes from sales channels dependent upon telecommunications (telephone or Internet).

We have no interest in Canadian self-storage facilities owned by the Hughes Family.

The Hughes Family has ownership interests in, and operates, 52 self-storage facilities in Canada under the name "Public Storage", which name we license to the Hughes Family for use in Canada on a non-exclusive basis. We currently do not own any interests in these facilities nor do we own any facilities in Canada. We have a right of first refusal to acquire the stock or assets of the corporation engaged in the operation of the self-storage facilities in Canada if the Hughes Family or the corporation agrees to sell them. However, we have no ownership interest in the operations of this corporation, have no right to acquire their stock or assets unless the Hughes family decides to sell, and receive no benefit from the profits and increases in value of the Canadian self-storage facilities. Although we have no current plans to enter the Canadian self-storage market, if we choose to do so without acquiring the Hughes Family interests in their Canadian self-storage properties, our right to use the Public Storage name in Canada may be shared with the Hughes Family unless we are able to terminate the license agreement.

Through our subsidiaries, we continue to reinsure risks relating to loss of goods stored by tenants in the self-storage facilities in Canada in which the Hughes Family has ownership interests. We acquired the tenant insurance business on December 31, 2001 through our acquisition of PS Insurance Company, or PSICH. For the years ended December 31, 2009 and 2008, PSICH received $642,000 and $768,000, respectively, in reinsurance premiums attributable to the Canadian Facilities. Since PSICH's right to provide tenant reinsurance to the Canadian Facilities may be qualified, there is no assurance that these premiums will continue.

We are subject to laws and governmental regulations and actions that affect our operating results and financial condition.

Our business is subject to regulation under a wide variety of U.S. federal, state and local laws, regulations and policies including those imposed by the SEC, the Sarbanes-Oxley Act of 2002 and New York Stock Exchange, as well as applicable labor laws. Although we have policies and procedures designed to comply with applicable laws and regulations, failure to comply with the various laws and regulations may result in civil and criminal liability, fines and penalties, increased costs of compliance and restatement of our financial statements.

There can also be no assurance that, in response to current economic conditions or the current political environment or otherwise, laws and regulations will not be implemented or changed in ways that adversely affect our operating results and financial condition, such as current federal legislative proposals to expand health care coverage costs or facilitate union activity or otherwise increase operating costs.

Our tenant insurance business is subject to governmental regulation which could reduce our profitability or limit our growth.

We hold Limited Lines Self Storage Insurance Agent licenses from a number of individual state Departments of Insurance and are subject to state governmental regulation and supervision. This state governmental supervision could reduce our profitability or limit our growth by increasing the costs of regulatory compliance, limiting or restricting the products or services we provide or the methods by which we provide products and services, or subjecting our businesses to the possibility of regulatory actions or proceedings. Our continued ability to maintain these Limited Lines Self Storage Insurance Agent licenses in the jurisdictions in which we are licensed depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions. Furthermore, state insurance departments conduct periodic examinations, audits and investigations of the affairs of insurance agents.

In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, such authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Accordingly, we may be precluded or temporarily suspended from carrying on some or all of our activities or otherwise fined or penalized in a given jurisdiction. No assurances can be given that our businesses can continue to be conducted in any given jurisdiction as it has been conducted in the past. For the year ended December 31, 2009, revenues from our tenant reinsurance business represented approximately 4% of our revenues.

Terrorist attacks and the possibility of wider armed conflict may have an adverse impact on our business and operating results and could decrease the value of our assets.

Terrorist attacks and other acts of violence or war could have a material adverse impact on our business and operating results. There can be no assurance that there will not be further terrorist attacks against the U.S., the European Community, or their businesses or interests. Attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our operating results. Further, we may not have insurance coverage for losses caused by a terrorist attack. Such insurance may not be available, or if it is available and we decide to obtain such terrorist coverage, the cost for the insurance may be significant in relationship to the risk overall. In addition, the adverse effects that such violent acts and threats of future attacks could have on the U.S. economy could similarly have a material adverse effect on our business and results of operations. Finally, further terrorist acts could cause the U.S. to enter into a wider armed conflict, which could further impact our business and operating results.

Developments in California may have an adverse impact on our business and financial results.

We are headquartered in, and approximately one-fifth of our properties in the U.S. are located in California. The state of California and many local jurisdictions are facing severe budgetary problems and deficits. Action that may be taken in response to these problems, such as increases in property taxes on commercial properties, changes to sales taxes, adoption of a proposed "Business Net Receipts Tax" or other governmental efforts to raise revenues could adversely impact our business and results of operations. In addition, we could be adversely impacted by efforts to reenact legislation mandating medical insurance for employees of California businesses and members of their families.

ITEM 1B. Unresolved Staff Comments

Not applicable.

ITEM 2. Properties

At December 31, 2009, we had direct and indirect ownership interests in 2,010 and 188 storage facilities located in 38 states within the U.S. and seven Western European nations, respectively:

	At December 31, 2009	
	Number of Storage Facilities (a)	Net Rentable Square Feet (in thousands)
United States:		
California:		
Southern	204	14,231
Northern	170	9,927
Texas	236	15,493
Florida	191	12,520
Illinois	123	7,800
Washington	91	6,028
Georgia	92	5,964
North Carolina	69	4,775
Virginia	78	4,453
New York	62	4,015
Colorado	59	3,713
New Jersey	56	3,524
Maryland	56	3,290
Minnesota	44	2,990
Michigan	43	2,755
Arizona	37	2,259
South Carolina	40	2,155
Missouri	37	2,136
Oregon	39	2,006
Indiana	31	1,926
Pennsylvania	28	1,867
Ohio	30	1,860
Nevada	24	1,561
Tennessee	27	1,528
Kansas	22	1,310
Massachusetts	19	1,179
Wisconsin	15	968
Other states (12 states)	87	4,813
Total – U.S.	2,010	127,046
Europe (b):		
France	56	2,958
Netherlands	39	2,078
Sweden	30	1,614
Belgium	21	1,254
United Kingdom	21	1,119
Germany	11	552
Denmark	10	550
Total - Europe	188	10,125
Grand Total	2,198	137,171

(a) See Schedule III: Real Estate and Accumulated Depreciation in the Company's 2009 financials, for a complete list of properties consolidated by the Company.

(b) The facilities located in Europe include one facility in the United Kingdom that we wholly own, as well as the facilities in which Shurgard Europe has an ownership interest.

Our facilities are generally operated to maximize cash flow through the regular review and adjustment of rents charged to our tenants. For the year ended December 31, 2009, the weighted average occupancy level and the average realized rent per occupied square foot for our self-storage facilities were approximately 88% and $12.77, respectively, in the U.S. and 79% and $25.43, respectively, in Europe.

At December 31, 2009, 89 of our U.S. facilities were encumbered by an aggregate of $227 million in secured notes payable.

We have no specific policy as to the maximum size of any one particular self-storage facility. However, none of our facilities involves, or is expected to involve, 1% or more of our total assets, gross revenues or net income.

Description of Self-Storage Facilities: Self-storage facilities, which comprise the majority of our investments, are designed to offer accessible storage space for personal and business use at a relatively low cost. A user rents a fully enclosed space, securing the space with their own lock, which is for the user's exclusive use and to which only the user has access on an unrestricted basis during business hours. On-site operation is the responsibility of property managers who are supervised by district managers. Some self-storage facilities also include rentable uncovered parking areas for vehicle storage. Storage facility spaces are rented on a month-to-month basis. Rental rates vary according to the location of the property, the size of the storage space, and other characteristics that affect the relative attractiveness of each particular space, such as whether the space has drive-up access or its proximity to elevators. All of our self-storage facilities in the U.S. are operated under the "Public Storage" brand name, while our facilities in Europe are operated under the "Shurgard Storage Centers" brand name.

Users of space in self-storage facilities include individuals from virtually all demographic groups, as well as businesses. Individuals usually obtain this space for storage of furniture, household appliances, personal belongings, motor vehicles, boats, campers, motorcycles and other household goods. Businesses normally employ this space for storage of excess inventory, business records, seasonal goods, equipment and fixtures.

Our self-storage facilities generally consist of three to seven buildings containing an aggregate of between 350 to 750 storage spaces, most of which have between 25 and 400 square feet and an interior height of approximately eight to 12 feet.

We experience minor seasonal fluctuations in the occupancy levels of self-storage facilities with occupancies generally higher in the summer months than in the winter months. We believe that these fluctuations result in part from increased moving activity during the summer months.

Our self-storage facilities are geographically diversified and are located primarily in or near major metropolitan markets in 38 states in the U.S. and seven Western European nations. Generally our self-storage facilities are located in heavily populated areas and close to concentrations of apartment complexes, single family residences and commercial developments. However, there may be circumstances in which it may be appropriate to own a property in a less populated area, for example, in an area that is highly visible from a major thoroughfare and close to, although not in, a heavily populated area. Moreover, in certain population centers, land costs and zoning restrictions may create a demand for space in nearby less populated areas.

Competition from other self-storage facilities as well as other forms of storage in the market areas in which most of our properties are located in the U.S., and certain of our properties in Western Europe, is significant and has affected the occupancy levels, rental rates, and operating expenses of many of our properties.

Since our investments are primarily self-storage facilities, our ability to preserve our investments and achieve our objectives is dependent in large part upon success in this field. We believe that self-storage facilities, upon stabilization, have attractive characteristics consisting of high profit margins, a broad tenant base and low levels of capital expenditures to maintain their condition and appearance. While we have seen a decrease in cash flow generation at our same-store facilities in 2009 due primarily to the high unemployment, historically, upon stabilization after an initial fill-up period, the U.S. self-storage facilities we have an interest in have generally shown a high degree of consistency in generating cash flows.

Commercial Properties: In addition to our interests in 2,198 self-storage facilities, we have an interest in PSB, which, as of December 31, 2009, owns and operates approximately 19.6 million net rentable square feet of commercial space in eight states. At December 31, 2009, the $326 million book value of our investment in PSB represents approximately 3% of our total assets. The $656 million market value of our investment in PSB at December 31, 2009 represents approximately 7% of the book value of our total assets. We also directly own 1.8 million net rentable square feet of commercial space, primarily located at our existing self-storage locations, comprised primarily of individual retail locations. This space is managed for us by PSB.

The commercial properties owned by PSB consist primarily of flex, multi-tenant office and industrial space. Flex space is defined as buildings that are configured with a combination of office and warehouse space and can be designed to fit a wide variety of uses (including office, assembly, showroom, laboratory, light manufacturing and warehouse space).

Environmental Matters: Our policy is to accrue environmental assessments and estimated remediation cost when it is probable that such efforts will be required and the related costs can be reasonably estimated. Our current practice is to conduct environmental investigations in connection with property acquisitions. Although there can be no assurance, we are not aware of any environmental contamination of any of our facilities, which individually or in the aggregate would be material to our overall business, financial condition, or results of operations.

ITEM 3. Legal Proceedings

Brinkley v. Public Storage, Inc. (filed April 2005) (Superior Court of California – Los Angeles County)

The plaintiff sued the Company on behalf of a purported class of California non-exempt employees based on various California wage and hour laws. Plaintiff sought certification for alleged meal period violations, rest period violations, failure to pay for travel time, failure to pay for mileage reimbursement, and for wage statement violations. The Court certified subclasses based only on alleged meal period and wage statement violations. In June 2007, the Court granted the Company's summary judgment motion as to the causes of action relating to the subclasses certified and dismissed those claims. Plaintiff appealed. The Court of Appeals sustained the dismissal. The California Supreme Court granted review but deferred the matter pending disposition of a related issue in another case.

Other Items

We are a party to various claims, complaints, and other legal actions that have arisen in the normal course of business from time to time that are not described above. We believe that it is unlikely that the outcome of these other pending legal proceedings including employment and tenant claims, in the aggregate, will have a material adverse impact upon our operations or financial position.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

a. Market Information of the Registrant's Common Equity:

Our Common Shares (NYSE: PSA), including those of Public Storage, Inc. prior to our reorganization in June 2007, have been listed on the New York Stock Exchange since October 19, 1984. Our Depositary Shares each representing 1/1,000 of an Equity Share, Series A (NYSE:PSAA) (see section c. below), including those of Public Storage, Inc. prior to our reorganization in June 2007 have been listed on the New York Stock Exchange since February 14, 2000.

The following table sets forth the high and low sales prices of our Common Shares on the New York Stock Exchange composite tapes for the applicable periods.

		Range	
Year	Quarter	High	Low
2008	1st	$94.98	$65.66
	2nd	98.01	78.85
	3rd	102.48	75.00
	4th	105.87	52.52
2009	1st	79.88	45.35
	2nd	68.97	53.32
	3rd	79.47	61.35
	4th	85.10	70.76

The following table sets forth the high and low sales prices of our Depositary Shares Each Representing 1/1,000 of an Equity Share, Series A on the New York Stock Exchange composite tapes for the applicable periods.

		Range	
Year	Quarter	High	Low
2008	1st	$26.00	$24.14
	2nd	26.33	25.05
	3rd	26.50	24.50
	4th	26.05	18.12
2009	1st	25.00	21.38
	2nd	25.40	21.39
	3rd	25.68	24.17
	4th	32.35	25.10

As of February 15, 2010, there were approximately 18,788 holders of record of Common Shares and approximately 9,190 holders of Depositary Shares Each Representing 1/1,000 of an Equity Share, Series A.

b. Dividends

We have paid quarterly distributions to our shareholders since 1981, our first full year of operations. During 2009, we paid distributions to our common shareholders of $0.55 per common share for each of the quarters ended March 31, June 30, September 30 and December 31. Total distributions on common shares for 2009 amounted to $370.4 million or $2.20 per share. During 2008, we paid distributions to our common shareholders of $0.55 per common share for each of the quarters ended March 31, June 30 and September 30, and a distribution of $1.15 per common share (including a $0.60 per share special dividend) for the quarter ended December 31. Total distributions on common shares for 2008 amounted to $470.8 million or $2.80 per share. Included in these amounts are $101.0 million or $0.60 per common share with respect to a special cash dividend paid in December 2008. During 2007, we paid distributions to our common shareholders of $0.50 per common share for each of the quarters ended March 31, June 30, September 30 and December 31. Total distributions on common shares for 2007 amounted to $338.7 million or $2.00 per share.

Holders of common shares are entitled to receive distributions when and if declared by our Board of Trustees out of any funds legally available for that purpose. In order to maintain our REIT status for federal income tax purposes, we are generally required to pay dividends at least equal to 90% of our real estate investment trust taxable income for the taxable year (for this purpose, certain dividends paid in the subsequent year may be taken into account). We intend to continue to pay distributions sufficient to permit us to maintain our REIT status.

For Federal income tax purposes, distributions to shareholders are treated as ordinary income, capital gains, return of capital or a combination thereof. For 2009, the dividends paid on common shares ($2.20 per share), on all the various classes of preferred shares, and on our Equity Shares, Series A were classified as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	100.0000%	100.0000%	98.5716%	100.0000%
Long-term Capital Gain......	0.0000%	0.0000%	1.4284%	0.0000%
Total	100.0000%	100.0000%	100.0000%	100.0000%

For 2008, the dividends paid on common shares ($2.80 per share), on all the various classes of preferred shares, and on our Equity Shares, Series A were classified as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	99.9668%	99.6512%	99.8319%	100.0000%
Long-term Capital Gain......	0.0332%	0.3488%	0.1681%	0.0000%
Total	100.0000%	100.0000%	100.0000%	100.0000%

c. Equity Shares

The Company is authorized to issue 100,000,000 Equity Shares. Our declaration of trust provides that the Equity Shares may be issued from time to time in one or more series and gives the Board of Trustees broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of Equity Shares.

At December 31, 2009, we had 8,377,193 Depositary Shares outstanding, each representing 1/1,000 of an Equity Share, Series A. The Equity Shares, Series A rank on a parity with our common shares and junior to the Senior Preferred Shares with respect to distributions and liquidation and has a liquidation amount which cannot exceed $24.50 per share. Distributions with respect to each depositary share shall be the lesser of: a) five times the per share dividend on the Common Shares or b) $2.45 per annum. Except in order to preserve the Company's Federal income tax status as a REIT, we may not redeem the depositary shares before March 31, 2010. If the Company fails to preserve its Federal income tax status as a REIT, each depositary share will be convertible into 0.956 of our common shares. The depositary shares are otherwise not convertible into common shares. Holders of depositary shares vote as a single class with our holders of common shares on shareholder matters, but the depositary shares have the equivalent of one-tenth of a vote per depositary share. We have no obligation to pay distributions on the depositary shares if no distributions are paid to common shareholders. During 2009, 2008 and 2007, we paid quarterly distributions to the holders of the Equity Shares, Series A of $0.6125 per share for each of the quarters ended March 31, June 30, September 30 and December 31. Pursuant to our option to redeem the security after March 31, 2010, on April 15, 2010, we will be redeeming all of our outstanding shares of

Equity Shares, Series A at a cash redemption price of $24.50 per depositary share, or an aggregate of $205.2 million. Since the initial issuance of these securities, the annual dividend paid has been $2.45 per depository share, representing an implied yield of 10%.

In November 1999, we sold $100,000,000 (4,289,544 shares) of Equity Shares, Series AAA ("Equity Shares AAA") to a newly formed joint venture. The Equity Shares AAA ranks on a parity with common shares and junior to the Senior Preferred Shares with respect to general preference rights, and has a liquidation amount equal to 120% of the amount distributed to each common share. Annual distributions per share are equal to the lesser of (i) five times the amount paid per common share or (ii) $2.1564. We have no obligation to pay distributions if no distributions are paid to common shareholders. During 2009, 2008 and 2007, we paid quarterly distributions to one of our wholly-owned subsidiaries, which is the holder of the Equity Shares, Series AAA of $0.5391 per share for each of the quarters ended March 31, June 30, September 30 and December 31.

d. Common Share Repurchases

Our Board of Trustees has authorized the repurchase from time to time of up to 35,000,000 of our common shares on the open market or in privately negotiated transactions. During 2007 and 2009, we did not repurchase any of our common shares. During 2008, we repurchased 1,520,196 common shares for approximately $111.9 million. From the inception of the repurchase program through February 26, 2010, we have repurchased a total of 23,721,916 common shares at an aggregate cost of approximately $679.1 million. Our common share repurchase program does not have an expiration date and there are 11,278,084 common shares that may yet be repurchased under our repurchase program as of December 31, 2009. During the year ended December 31, 2009, we did not repurchase any of our common shares outside our publicly announced repurchase program. Future levels of common share repurchases will be dependent upon our available capital, investment alternatives, and the trading price of our common shares.

ITEM 6. Selected Financial Data

	For the year ended December 31,				
	2009	2008 (1)(2)	2007 (1)(2)	2006 (1)(2)	2005 (2)
	(Amounts in thousands, except per share data)				
Revenues:					
Rental income and ancillary operations	$1,597,889	$1,687,438	$1,775,785	$1,317,963	$1,012,264
Interest and other income	29,813	36,155	11,417	31,799	16,447
	1,627,702	1,723,593	1,787,202	1,349,762	1,028,711
Expenses:					
Cost of operations (excluding depreciation)	522,939	555,618	631,154	471,725	352,343
Depreciation and amortization	340,233	411,981	619,598	435,496	193,167
General and administrative	35,735	62,809	59,749	84,661	21,115
Interest expense	29,916	43,944	63,671	33,062	8,216
	928,823	1,074,352	1,374,172	1,024,944	574,841
Income from continuing operations before equity in earnings of real estate entities, gain (loss) on disposition of real estate investments, gain on early retirement of debt, casualty gain or loss, and foreign currency exchange gain (loss) - net	698,879	649,241	413,030	324,818	453,870
Equity in earnings of real estate entities	53,244	20,391	12,738	11,895	24,883
Gain on disposition of real estate investments, early retirement of debt and casualty gain or loss, net	37,540	336,020	5,212	2,177	1,182
Foreign currency exchange gain (loss)	9,662	(25,362)	58,444	4,262	-
Income from continuing operations	799,325	980,290	489,424	343,152	479,935
Discontinued operations and cumulative effect of change in accounting principle	(8,869)	(6,418)	(2,346)	2,757	9,109
Net income	790,456	973,872	487,078	345,909	489,044
Net income allocated from (to) noncontrolling equity interests	44,165	(38,696)	(29,543)	(31,883)	(32,651)
Net income allocable to Public Storage shareholders	$834,621	$935,176	$457,535	$314,026	$456,393
Per Common Share:					
Distributions	$2.20	$2.80	$2.00	$2.00	$1.90
Net income – Basic	$3.48	$4.19	$1.18	$0.33	$1.98
Net income – Diluted	$3.47	$4.18	$1.17	$0.33	$1.97
Weighted average common shares – Basic	168,358	168,250	169,342	142,760	128,159
Weighted average common shares – Diluted	168,768	168,675	169,850	143,344	128,686
Balance Sheet Data:					
Total assets	$9,805,645	$9,936,045	$10,643,102	$11,198,473	$5,552,486
Total debt	$518,889	$643,811	$1,069,928	$1,848,542	$149,647
Public Storage shareholders' equity	$8,928,407	$8,708,995	$8,763,129	$8,208,045	$4,817,009
Permanent noncontrolling interests' equity	$132,974	$358,109	$500,127	$499,178	$253,970
Other Data:					
Net cash provided by operating activities	$1,112,857	$1,076,971	$1,047,652	$769,440	$691,327
Net cash provided by (used in) investing activities	$(91,409)	$340,018	$(261,876)	$(473,630)	$(452,425)
Net cash used in financing activities	$(938,401)	$(984,076)	$(1,081,504)	$(244,395)	$(121,146)

(1) The significant increase in our revenues, cost of operations, depreciation and amortization, and interest expense in 2006 and 2007, and the significant increase in total assets, total debt and shareholders' equity in 2006, is due to our acquisition of Shurgard Storage Centers in August 2006. The significant decrease in our revenues, cost of operations, depreciation and amortization, and interest expense in 2008, and the significant decrease in total assets, total debt and other equity in 2008, is due to our disposition of an interest in Shurgard Europe on March 31, 2008. See Note 3 to our December 31, 2009 consolidated financial statements for further information.

(2) As further discussed in Note 2 to our December 31, 2009 consolidated financial statements, certain amounts have been restated as a result of the application of certain new accounting standards on January 1, 2009, which standards required retroactive application.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto.

Forward Looking Statements: This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. All statements in this document, other than statements of historical fact, are forward-looking statements which may be identified by the use of the words "expects," "believes," "anticipates," "plans," "would," "should," "may," "estimates" and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Public Storage's actual results and performance to be materially different from those expressed or implied in the forward-looking statements. As a result, you should not rely on any forward-looking statements in this report, or which management may make orally or in writing from time to time, as predictions of future events nor guarantees of future performance. We caution you not to place undue reliance on forward-looking statements, which speak only as the date of this report or as of the dates indicated in the statements. All of our forward-looking statements, including those in this report, are qualified in their entirety by this statement. We expressly disclaim any obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, new estimates, or other factors, events or circumstances after the date of this document, except where expressly required by law. Accordingly, you should use caution in relying on past forward-looking statements to anticipate future results.

Factors and risks that may impact our future results and performance include, but are not limited to, those described in Item 1A, "Risk Factors" and in our other filings with the Securities and Exchange Commission. ("SEC").

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP"). The preparation of our financial statements and related disclosures in conformity with GAAP and our discussion and analysis of our financial condition and results of operations requires management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. The notes to our December 31, 2009 consolidated financial statements, primarily Note 2, summarize the significant accounting policies and methods used in the preparation of our consolidated financial statements and related disclosures.

Management believes the following are critical accounting policies, the application of which has a material impact on the Company's financial presentation. That is, they are both important to the portrayal of our financial condition and results, and they require management to make judgments and estimates about matters that are inherently uncertain.

Qualification as a REIT – Income Tax Expense: We believe that we have been organized and operated, and we intend to continue to operate, as a qualifying REIT under the Internal Revenue Code and applicable state laws. We also believe that Shurgard, prior to merging with us, qualified as a REIT. A REIT generally does not pay corporate level federal income taxes on its REIT taxable income that is distributed to its shareholders, and accordingly, we do not pay federal income tax on the share of our REIT taxable income that is distributed to our shareholders.

We therefore do not estimate or accrue any federal income tax expense for income earned and distributed related to REIT operations. This estimate could be incorrect, because due to the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we cannot be assured that we actually have satisfied or will satisfy the requirements for taxation as a REIT for any particular taxable year. For any taxable year that we fail or have failed to qualify as a REIT and for which applicable relief provisions did not apply, we would be taxed at the regular corporate rates on all of our taxable income, whether or not we made or make any distributions to our shareholders. Any resulting requirement to pay corporate income tax, including any applicable penalties or interest, could have a material adverse impact on our financial condition or results of operations. Unless entitled to relief under specific statutory provisions, we also would not be eligible to elect REIT status for any taxable year prior to the fifth taxable year which begins after the first taxable year for which a REIT status was terminated. There can be no assurance that we would be entitled to any statutory relief. In addition, if Shurgard failed to qualify as a REIT, we would succeed to significant tax liabilities.

Impairment of Long-Lived Assets: Substantially all of our assets consist of real estate which are long-lived assets. The evaluation of our long-lived assets for impairment includes determining whether indicators of impairment exist, which is a subjective process. When any indicators of impairment are found, the evaluation of such long-lived assets then entails projections of future operating cash flows, which also involves significant judgment. Future events, or facts and circumstances that currently exist, that we have not yet identified, could cause us to conclude in the future that our long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Estimated Useful Lives of Long-Lived Assets: Substantially all of our assets consist of depreciable or amortizable long-lived assets. We record depreciation and amortization expense with respect to these assets based upon their estimated useful lives. Any change in the estimated useful lives of those assets, caused by functional or economic obsolescence or other factors, could have a material adverse impact on our financial condition or results of operations.

Accruals for Contingencies: We are exposed to business and legal liability risks with respect to events that have occurred, but in accordance with GAAP, we have not accrued for certain potential liabilities because the loss is either not probable or not estimable or because we are not aware of the event. Future events and the results of pending litigation could result in such potential losses becoming probable and estimable, which could have a material adverse impact on our financial condition or results of operations. Significant unaccrued losses that we have determined are at least reasonably possible are described in Note 13 to our December 31, 2009 consolidated financial statements.

Accruals for Operating Expenses: Certain of our expenses are estimated based upon assumptions regarding past and future trends, such as losses for workers compensation and employee health plans, and estimated claims for our tenant reinsurance program. Our property tax expense, which as a real estate operator represents one of our largest expenses totaling approximately $150 million in the year ended December 31, 2009, has significant estimated components. Most notably, in certain jurisdictions we do not receive tax bills for the current fiscal year until after our earnings are finalized, and as a result, we must estimate tax expense based upon anticipated implementation of regulations and trends. If these estimates and assumptions were incorrect, our expenses could be misstated.

Valuation of assets and liabilities acquired in business combinations: We have estimated the fair value of real estate, intangible assets, debt, and the other assets and other liabilities acquired in business combinations, most notably the Shurgard Merger. We have acquired these assets, in certain cases, with non-cash assets, most notably the 38.9 million shares that we issued to the Shurgard shareholders. These estimates are based upon many assumptions, including interest rates, market values of land and buildings in the U.S. and Europe, estimated future cash flows from the tenant base in place at the time of the merger, and the recoverability of certain assets. We believe that the assumptions used were reasonable, however, these assumptions were subject to a significant degree of judgment, and others could use different assumptions and therefore come to materially different conclusions as to the estimated values. If estimated values had been different, our depreciation and amortization expense, interest expense, gain on disposition of an interest in Shurgard Europe, investments in real estate entities, real estate, debt, and intangible assets could be materially different.

Overview of Management's Discussion and Analysis of Operations

Our principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, generally on a month-to-month basis, for personal and business use. We are the largest owner and operator of self-storage facilities in the U.S., and we have a 49% interest in Shurgard Europe, which we believe is the largest owner and operator of self-storage facilities in Europe.

We currently operate within three reportable segments: (i) Domestic Self-Storage, (ii) Europe Self-Storage and (iii) Commercial. The Domestic Self-Storage segment comprises the direct and indirect ownership, development, and operation of storage facilities in the U.S. Our Europe Self-Storage segment comprises our equity interest in the self-storage operations in Europe through our 49% ownership in Shurgard Europe and its associated activities in seven countries in Western Europe. Our Commercial segment includes our commercial property operations, directly and through our 41% ownership interest in PS Business Parks, Inc. ("PSB"), a publicly traded REIT whose common stock trades on the New York Stock Exchange under the symbol "PSB" (as of December 31, 2009, PSB owned and operated 19.6 million rentable square feet of commercial space). See "Investment in PSB" under "Equity in Earnings of Real Estate Entities" below for information regarding transactions related to our investment in PSB recorded during the year ended December 31, 2009. Our other activities not allocated to any segment include (i) the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities, (ii) merchandise sales at our self-storage facilities and (iii) management of self-storage facilities owned by third-party owners and domestic facilities owned by the affiliated entities that are not consolidated. During 2009, we decided to terminate our containerized storage and truck rental operations. Accordingly, the related results of operations have been included in discontinued operations on our consolidated statements of income.

Our self-storage facilities in the U.S. comprise approximately 93% of our operating revenue for the year ended December 31, 2009, and represent the primary driver of growth in our net income and cash flows from operations. In addition, most of our ancillary revenues are derived at our self-storage facility locations, either from our existing self-storage customer base or from the customer traffic within our self-storage facilities. Accordingly, a large portion of management time and focus is placed upon maximizing revenues and effectively managing expenses in our self-storage facilities.

The self-storage industry is subject to general economic conditions, particularly those that affect the disposable income and spending of consumers, as well as those that affect moving trends. Due to the recessionary pressures in the U.S. and Europe, demand for self-storage space was soft in 2009 and continues to be soft. As a result, we are experiencing downward pressure on occupancy levels, rental rates, and revenues in our self-storage facilities.

An important determinant of our long-term growth is the expansion of our asset base and deployment of capital. Acquisitions of self-storage facilities have been minimal over the past two years as we continue to monitor seller expectations. However, we believe that there may be more opportunities to acquire facilities from distressed sellers who, due to the constrained credit environment and pressure on cash flows due to the current difficult operating environment, face covenant violations or cannot refinance their existing debt as it comes due. The timing and amount of these opportunities will be at least partially dependent upon whether lenders elect to pursue foreclosure, acceleration, or other remedies which could force a sale of the properties. It is our belief that opportunities in 2009 have been limited due at least in part to lenders' desire to extend loans rather than foreclose or accelerate. There can be no assurance that any such opportunities will materialize in the future.

Historically we have developed and redeveloped self-storage facilities. Our development activities have substantially ceased due to the existing economic environment and our belief that our capital can be more effectively put to use in other ways.

On February 12, 2009, we acquired $110.2 million (face amount) of our senior unsecured debt. In addition, during the fourth quarter of 2008 and the first quarter of 2009, we acquired $352.7 million (face amount) of our preferred shares and units on the open market and in privately negotiated transactions for an aggregate acquisition cost of $237.4 million. There could be opportunities for future acquisition of our own outstanding debt and equity securities, particularly if there were a return to the same acute turbulence in the credit and equity markets which occurred in late 2008 and early 2009. Any future such transactions will depend upon our evaluation of the return of such investments relative to our other investment alternatives. There can be no assurance that any future such transactions will occur or the potential yield on such transactions.

We have $763.8 million in cash and cash equivalents on hand at December 31, 2009, and continue to evaluate opportunities to effectively deploy this capital.

Results of Operations

Operating results for 2009 as compared to 2008: Net income for the year ended December 31, 2009 was $790.5 million compared to $973.9 million for the same period in 2008, representing a decrease of $183.4 million. This decrease is primarily due to (i) a gain of $344.7 million in the year ended December 31, 2008 related to our disposition of an interest in Shurgard Europe, (ii) a $37.9 million reduction in net operating income with respect to our Same Store Facilities described below, and (iii) an impairment charge included in discontinued operations with respect to intangible assets totaling $8.2 million in the year ended December 31, 2009, partially offset by (iv) a $49.9 million reduction in depreciation and amortization related to our domestic assets, primarily representing reduced intangible amortization, (v) a foreign exchange gain of $9.7 million during the year ended December 31, 2009 as compared to a loss of $25.4 million during the same period in 2008, (vi) a gain on disposition of $30.3 million related to an equity offering by PSB, and (vii) a reduction in general and administrative expenses due to $27.9 million in incentive compensation incurred in the year ended December 31, 2008 related to our disposition of an interest in Shurgard Europe.

Revenues for the Same Store Facilities decreased 3.2% or $46.1 million in the year ended December 31, 2009 as compared to the same period in 2008, due to a 2.8% reduction in realized rent per occupied square foot, combined with a 0.9% reduction in average occupancies. Cost of operations for the Same Store Facilities decreased 1.8% or $8.2 million in the year ended December 31, 2009 as compared to the same period in 2008. Net operating income for our Same Store Facilities decreased 3.9% or $37.9 million for the year ended December 31, 2009 as compared to the same period in 2008.

For the year ended December 31, 2009, net income allocable to our common shareholders was $586.0 million or $3.47 per common share on a diluted basis compared to $705.8 million or $4.18 per common share for the same period in 2008, representing a decrease of $119.8 million or $0.71 per common share on a diluted basis. These decreases are primarily due to the net impact of the factors described above, offset by a $44.4 million reduction in earnings allocated to our preferred unitholders and preferred shareholders in the year ended December 31, 2009 as compared to the same period in 2008 associated with the redemption of preferred securities occurring in both periods.

Operating results for 2008 as compared to 2007: Net income for the year ended December 31, 2008 was $973.9 million compared to $487.1 million for the same period in 2007, representing an improvement of $486.8 million. This improvement is primarily due to a gain of $344.7 million recognized on the disposition of a 51% interest in Shurgard Europe on March 31, 2008, improvements in net operating income with respect to our domestic self-storage facilities and a reduction in amortization of intangible assets, offset by a foreign currency exchange loss of $25.4 million for the year ended December 31, 2008 as compared to a foreign exchange gain of $58.4 million in 2007.

Comparisons of our revenues and expenses for the year ended December 31, 2008 to the year ended December 31, 2007 are significantly impacted by the acquisition by an institutional investor of a 51% interest in Shurgard Europe on March 31, 2008, which resulted in the deconsolidation of Shurgard Europe. Shurgard Europe's revenues and expenses after March 31, 2008 are excluded from our statement of operations and, instead, our 49% equity share of Shurgard Europe's operating results are included in the line item "equity in earnings of real estate entities" and we also record interest and other income with respect to (i) the interest received on our intercompany loan from Shurgard Europe and (ii) license fee income.

For the year ended December 31, 2008, net income allocable to our common shareholders was $705.8 million or $4.18 per common share on a diluted basis compared to $199.0 million or $1.17 per common share for the same period in 2007, representing an increase of $506.8 million or $3.01 per common share on a diluted basis. These increases are primarily due to the net impact of the factors described above, partially offset by a $33.9 million reduction in earnings allocated to our preferred shareholders in the year ended December 31, 2008 associated with the repurchase of securities.

Real Estate Operations

Self-Storage Operations: Our self-storage operations are by far the largest component of our operating activities, representing more than 90% of our revenues for the years ended December 31, 2009, 2008 and 2007, respectively.

To enhance year-over-year comparisons, the table that follows summarizes, and the ensuing discussion describes, the operating results of three groups of facilities that management analyzes: (i) the Same Store group, representing the facilities in the Domestic Self-Storage Segment that we have owned and have been operating on a stabilized basis since January 1, 2007, (ii) all other facilities in the Domestic Self-Storage Segment, which are primarily those consolidated facilities that we have not owned and operated at a stabilized basis since January 1, 2007 such as newly acquired, newly developed, or recently expanded facilities, and (iii) the facilities operated by Shurgard Europe which were deconsolidated effective March 31, 2008.

Self-Storage Operations Summary	Year Ended December 31,			Year Ended December 31,		
	2009	2008	Percentage Change	2008	2007	Percentage Change
			(Dollar amounts in thousands)			
Rental income:						
Same Store Facilities	$ 1,389,515	$ 1,435,630	(3.2)%	$ 1,435,630	$ 1,396,758	2.8%
Other Facilities	100,777	88,665	13.7%	88,665	71,039	24.8%
Shurgard Europe Facilities (a)	-	54,722	(100.0)%	54,722	192,507	(71.6)%
Total rental income	1,490,292	1,579,017	(5.6)%	1,579,017	1,660,304	(4.9)%
Cost of operations:						
Same Store Facilities	454,613	462,796	(1.8)%	462,796	459,568	0.7%
Other Facilities	32,315	31,640	2.1%	31,640	27,936	13.3%
Shurgard Europe Facilities (a)	-	24,654	(100.0)%	24,654	91,689	(73.1)%
Total cost of operations	486,928	519,090	(6.2)%	519,090	579,193	(10.4)%
Net operating income (b):						
Same Store Facilities	934,902	972,834	(3.9)%	972,834	937,190	3.8%
Other Facilities	68,462	57,025	20.1%	57,025	43,103	32.3%
Shurgard Europe Facilities (a)	-	30,068	(100.0)%	30,068	100,818	(70.2)%
Total net operating income	1,003,364	1,059,927	(5.3)%	1,059,927	1,081,111	(2.0)%
Total depreciation and amortization expense	(337,275)	(409,081)	(17.6)%	(409,081)	(617,028)	(33.7)%
Total net income	$ 666,089	$ 650,846	2.3%	$ 650,846	$ 464,083	40.2%
Data for Same Store and Other Facilities:						
Weighted average square foot occupancy during the period:						
Same Store Facilities	88.7%	89.5%	(0.9)%	89.5%	89.3%	0.2%
Other Facilities	84.1%	79.0%	6.5%	79.0%	70.5%	12.1%
Realized rents per occupied square foot during the period (c):						
Same Store Facilities	$ 12.71	$ 13.08	(2.8)%	$ 13.08	$ 12.77	2.4%
Other Facilities	$ 13.62	$ 14.01	(2.8)%	$ 14.01	$ 14.35	(2.4)%
Number of facilities at period end:						
Same Store Facilities	1,899	1,899	-	1,899	1,899	-
Other Facilities	92	91	1.1%	91	82	11.0%
Net rentable square footage at period end (in thousands):						
Same Store Facilities	117,462	117,462	-	117,462	117,462	-
Other Facilities	8,500	8,360	1.7%	8,360	7,198	16.1%
Square foot occupancy at period end:						
Same Store Facilities	87.1%	87.1%	-	87.1%	87.9%	(0.9)%
Other Facilities	84.9%	80.0%	6.1%	80.0%	71.5%	11.9%

Self-Storage Operations Summary (Continued)

	Year Ended December 31,			Year Ended December 31,		
	2009	2008	Percentage Change	2008	2007	Percentage Change
In place rents per occupied square foot at period end (d):						
Same Store Facilities	$ 13.46	$ 14.02	(4.0)%	$ 14.02	$ 13.89	0.9%
Other Facilities	$ 14.65	$ 15.14	(3.2)%	$ 15.14	$ 15.62	(3.1)%

(a) Represents the results with respect to Shurgard Europe's properties for the periods consolidated in our financial statements. As described in Note 3 to our December 31, 2009 consolidated financial statements, effective March 31, 2008, we deconsolidated Shurgard Europe. See also "Equity in Earnings of Real Estate Entities – Investment in Shurgard Europe" for further analysis of the historical same store property operations of Shurgard Europe.

(b) See "Net Operating Income or NOI" below.

(c) Realized annual rent per occupied square foot is computed by annualizing the result of dividing rental income (which excludes late charges and administrative fees) by the weighted average occupied square feet for period. Realized annual rent per occupied square foot takes into consideration promotional discounts and other items that reduce rental income from the contractual amounts due. Late charges and administrative fees are excluded from the computation of realized annual rent per occupied square foot. Exclusion of these amounts provides a better measure of our ongoing level of revenue by excluding the volatility of late charges, which are dependent principally upon the level of tenant delinquency, and administrative fees, which are dependent principally upon the absolute level of move-ins for a period.

(d) In place annual rent per occupied square foot represents annualized contractual rents per occupied square foot without reductions for promotional discounts and excludes late charges and administrative fees.

Net income with respect to our self-storage operations increased by $15.2 million during the year ended December 31, 2009, when compared to the same period in 2008. This was due to a) declining amortization of tenant intangible assets, b) a 1.8% reduction in cost of operations for the Same Store facilities, and c) a $12.1 million increase in revenues with respect to the Other Facilities, offset by d) a 3.2% decrease in revenues for our Same Store facilities and e) the deconsolidation of the facilities owned by Shurgard Europe effective April 1, 2008. Net income with respect to our self-storage operations increased by $186.8 million during the year ended December 31, 2008, when compared to 2007 due to decreased amortization of tenant intangible assets and increased revenues for the Same Store facilities and the Other Facilities, offset partially by the deconsolidation of Shurgard Europe effective April 1, 2008.

Net Operating Income

We refer herein to net operating income ("NOI") of our self-storage facilities, which is a non-GAAP (generally accepted accounting principles) financial measure that excludes the impact of depreciation and amortization expense. Although depreciation and amortization are a component of GAAP net income, we believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, property performance, and comparing period-to-period and market-to-market property operating results. In addition, we believe the investment community utilizes NOI in determining operating performance and real estate values, and does not consider depreciation expense as it is based upon historical cost. NOI is not a substitute for net operating income after depreciation and amortization or net income in evaluating our operating results. The following reconciles NOI generated by our self-storage and Shurgard Europe segments to our consolidated net income in our December 31, 2009 consolidated financial statements.

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in thousands)		
Net operating income:			
Same-store facilities	$ 934,902	$ 972,834	$ 937,190
Other facilities	68,462	57,025	43,103
Shurgard Europe facilities	-	30,068	100,818
Total net operating income	1,003,364	1,059,927	1,081,111
Ancillary operating revenue	107,597	108,421	115,481
Interest and other income	29,813	36,155	11,417
Ancillary cost of operations	(36,011)	(36,528)	(51,961)
Depreciation and amortization	(340,233)	(411,981)	(619,598)
General and administrative expense	(35,735)	(62,809)	(59,749)
Interest expense	(29,916)	(43,944)	(63,671)
Equity in earnings of real estate entities	53,244	20,391	12,738
Gains on disposition of real estate investments and casualty losses, net	33,426	336,020	5,212
Gain on early debt retirement	4,114	-	-
Foreign currency exchange gain (loss)	9,662	(25,362)	58,444
Discontinued operations	(8,869)	(6,418)	(2,346)
Net income of the Company	$ 790,456	$ 973,872	$ 487,078

Same Store Facilities

The "Same Store Facilities" represents those 1,899 facilities that we have owned, and have been operated on a stabilized basis, since January 1, 2007 and therefore provide meaningful comparisons for 2007, 2008, and 2009. The following table summarizes the historical operating results of these 1,899 facilities (117.5 million net rentable square feet) that represent approximately 93% of the aggregate net rentable square feet of our U.S. consolidated self-storage portfolio at December 31, 2009.

SAME STORE FACILITIES	Year Ended December 31,			Year Ended December 31,		
	2009	2008	Percentage Change	2008	2007	Percentage Change
	(Dollar amounts in thousands, except weighted average amounts)					
Revenues:						
Rental income	$1,324,747	$1,375,484	(3.7)%	$1,375,484	$ 1,339,637	2.7%
Late charges and admin fees collected	64,768	60,146	7.7%	60,146	57,121	5.3%
Total revenues (a)	1,389,515	1,435,630	(3.2)%	1,435,630	1,396,758	2.8%
Cost of operations:						
Property taxes	139,776	135,825	2.9%	135,825	132,411	2.6%
Direct property payroll	94,262	94,303	0.0%	94,303	93,152	1.2%
Media advertising	19,795	19,853	(0.3)%	19,853	20,917	(5.1)%
Other advertising and promotion	20,079	18,235	10.1%	18,235	18,778	(2.9)%
Utilities	34,636	36,411	(4.9)%	36,411	35,094	3.8%
Repairs and maintenance	38,356	42,696	(10.2)%	42,696	43,332	(1.5)%
Telephone reservation center	11,040	12,580	(12.2)%	12,580	12,642	(0.5)%
Property insurance	9,761	11,391	(14.3)%	11,391	13,498	(15.6)%
Other cost of management	86,908	91,502	(5.0)%	91,502	89,744	2.0%
Total cost of operations (a)	454,613	462,796	(1.8)%	462,796	459,568	0.7%
Net operating income (b)	934,902	972,834	(3.9)%	972,834	937,190	3.8%
Depreciation and amortization expense (c)	(301,647)	(344,905)	(12.5)%	(344,905)	(447,245)	(22.9)%
Net income	$ 633,255	$ 627,929	0.8%	$ 627,929	$ 489,945	28.2%
Gross margin (before depreciation and amortization expense)	67.3%	67.8%	(0.7)%	67.8%	67.1%	1.0%
Weighted average for the period:						
Square foot occupancy (d)	88.7%	89.5%	(0.9)%	89.5%	89.3%	0.2%
Realized annual rent per occupied square foot (e)(f)	$ 12.71	$ 13.08	(2.8)%	$ 13.08	$ 12.77	2.4%
REVPAF (f)(g)	$ 11.28	$ 11.71	(3.7)%	$ 11.71	$ 11.40	2.7%
Weighted average at December 31:						
Square foot occupancy	87.1%	87.1%	-	87.1%	87.9%	(0.9)%
In place annual rent per occupied square foot (h)	$ 13.46	$ 14.02	(4.0)%	$ 14.02	$ 13.89	0.9%
Total net rentable square feet (in thousands)	117,462	117,462	-	117,462	117,462	-
Number of facilities	1,899	1,899	-	1,899	1,899	-

(a) Revenues and cost of operations do not include ancillary revenues and expenses generated at the facilities with respect to tenant reinsurance, retail sales and truck rentals. "Other costs of management" included in cost of operations principally represents all the indirect costs incurred in the operations of the facilities. Indirect costs principally include supervisory costs and corporate overhead cost incurred to support the operating activities of the facilities.

(b) See "Net Operating Income" above.

(c) Depreciation and amortization expense for the years ended December 31, 2009 and 2008 decreased, as compared to the year prior, primarily due to a reduction in amortization expense related to intangible assets that we obtained in the Shurgard Merger.

(d) Square foot occupancies represent weighted average occupancy levels over the entire period.

(e) Realized annual rent per occupied square foot is computed by annualizing the result of dividing rental income (which excludes late charges and administrative fees) by the weighted average occupied square feet for the period. Realized annual rent per occupied square foot takes into consideration promotional discounts and other items that reduce rental income from the contractual amounts due.

(f) Late charges and administrative fees are excluded from the computation of realized annual rent per occupied square foot and REVPAF. Exclusion of these amounts provides a better measure of our ongoing level of revenue, by excluding the volatility of late charges, which are dependent principally upon the level of tenant delinquency, and administrative fees, which are dependent principally upon the absolute level of move-ins for a period.

(g) Realized annual rent per available foot or "REVPAF" is computed by dividing rental income (which excludes late charges and administrative fees) by the total available net rentable square feet for the period.

(h) In place annual rent per occupied square foot represents annualized contractual rents per occupied square foot without reductions for promotional discounts and excludes late charges and administrative fees.

Revenues generated by our Same Store facilities decreased approximately 3.2% for the year ended December 31, 2009 compared to the same period in 2008. This decrease was primarily caused by lower rental income as a result of lower average realized annual rental rates per occupied square foot combined with lower average occupancy levels. For 2009, average realized annual rental rates per occupied square foot were 2.8% lower and average occupancy levels were 0.9% lower as compared to the same period in 2008, resulting in a 3.7% reduction in rental income.

Revenues generated by our Same Store facilities increased approximately 2.8% for the year ended December 31, 2008 compared to the same period in 2007. This increase was primarily caused by higher rental income as a result of higher average realized annual rental rates per occupied square foot combined with higher average occupancy levels. For 2008, average realized annual rental rates per occupied square foot were 2.4% higher and average occupancy levels were 0.2% higher as compared to the same period in 2008, resulting in a 2.7% increase in rental income.

Our operating strategy is to maintain occupancy levels for our Same Store facilities at approximately 90% throughout the year. In order to achieve this strategy, we adjusted rental rates and promotional discounts offered to new tenants as well as the frequency of television advertising, increasing or decreasing each, depending on traffic patterns of new tenants renting space offset by existing tenants vacating. We experience seasonal fluctuations in the occupancy levels with occupancies generally higher in the summer months than in the winter months. Consequently, rates charged new tenants are typically higher in the summer months than in the winter months.

Over the past two years, demand for self-storage space has been negatively impacted by recessionary pressures, including increased unemployment, reduced housing sales, and reduced moving activity, in each of the markets in which we operate.

As indicated in the table below, during the first three quarters of 2008, we generated relatively strong year-over-year revenue growth. Beginning in September 2008, we began to experience a notable decline in year-over-year move-ins that continued through October 2008, which we believe reflected general economic conditions. To offset the decline in new rentals, we significantly reduced rental rates, increased promotional discounts to new incoming tenants, and increased marketing efforts. We believe these actions have stabilized move-in volumes on a year-over-year basis; however, we have not yet been able to restore rental rates to the levels experienced in the prior year. We believe overall demand for self-storage space in virtually all of our markets in which we operate has decreased due to current economic conditions, and coupled with an increase in the number of self-storage operators over the past 10 years, will continue to foster a very difficult operating environment, at least in the near term. In addition, increased move-out activity beginning in August 2008 exacerbated the downward pressure on occupancy levels created by reduced demand. In March 2009, the increase in move-out activity began to subside to more normalized levels.

Three Months Ended:	Same Store Year-over-Year Change		
	Rental income	Realized rent per occupied square foot	Square foot occupancy
March 31, 2008	3.4%	3.0%	0.3%
June 30, 2008	3.4%	3.0%	0.4%
September 30, 2008	2.5%	1.9%	0.6%
December 31, 2008	1.5%	1.9%	(0.5)%
For entire year: 2008	**2.7%**	**2.4%**	**0.2%**
March 31, 2009	(1.2)%	(0.2)%	(1.0)%
June 30, 2009	(4.0)%	(2.9)%	(1.1)%
September 30, 2009	(5.2)%	(4.2)%	(1.0)%
December 31, 2009	(4.3)%	(3.8)%	(0.5)%
For entire year: 2009	**(3.7)%**	**(2.8)%**	**(0.9)%**

Based upon our evaluation of certain comparative key operating metrics as of December 31, 2009, we believe that revenue for the three months ending March 31, 2010 will be lower than the same period in 2009. Our operating strategy will be to continue to focus on maintaining occupancy levels by adjusting rental rates, promotional discounts and marketing activities. It is unclear to us how much the above mentioned factors will impact our revenues beyond the first quarter of 2010.

From a geographic standpoint, we are experiencing the greatest year-over-year revenue declines in our Southeast markets, located in North and South Carolina, Georgia, and Florida, as well as the West Coast, which includes Seattle, Portland, San Francisco and Los Angeles. See Analysis of Regional Trends table that follows.

Cost of operations (excluding depreciation and amortization) decreased by 1.8% in 2009 as compared to 2008, and increased by 0.7% in 2008 as compared to 2007. The decrease in 2009 as compared to 2008 was due to reduced utilities, repairs and maintenance, telephone reservation center, property insurance and other cost of management which were offset in part by increases in property taxes and other advertising and promotion expenses. The small increase in 2008 as compared to 2007 was due primarily to higher property tax and utilities expenses which were partially offset by lower property insurance expense.

Property tax expense increased 2.9% in 2009 as compared to 2008, and 2.6% in 2008 as compared to 2007. These increases are primarily due to increases in assessments of property values and to a lesser degree increases in tax rates. We expect property tax expense growth of approximately 3.5% in 2010.

Direct property payroll expense was flat in 2009 as compared to 2008 and increased by 1.2% in 2008 as compared to 2007. The increase in 2008 reflects higher hours incurred due to adjustments in staffing levels, offset by lower incentive pay and stagnant growth in average wage rates. For 2010, we expect moderate growth trends in payroll.

Media advertising for the Same Store Facilities was flat in 2009 as compared to 2008 and decreased 5.1% in 2008 as compared to 2007. Media advertising primarily includes the cost of advertising on television and will vary depending on a number of factors, including our occupancy levels and demand. Other advertising and promotion is comprised principally of yellow page and internet advertising, which increased 10.1% during 2009 as compared to 2008, and decreased 2.9% during 2008 as compared to 2007. Our future spending on yellow page, media, and internet advertising expenditures will be driven in part by demand for our self-storage spaces, our current occupancy levels, and the relative efficacy of each type of advertising. Media advertising in particular can be volatile and increase or decrease significantly in the short-term.

Utility expenses decreased 4.9% in 2009 as compared to 2008, and increased 3.8% in 2008 as compared to 2007. The increase in 2008 was due primarily to higher electrical costs, which we believe in part was caused by rapid increase in energy prices, and in particular oil, used by local utility companies to produce electricity during 2008. Similarly, the decrease utility expense experienced in 2009, was due primarily to reduced year-over-year energy prices. It is difficult to estimate future utility cost levels because utility costs are dependent upon changes in demand driven by weather and temperature, as well as fuel prices, both of which are volatile and not predictable.

Repairs and maintenance expenditures decreased 10.2% in 2009 as compared to 2008 and 1.5% in 2008 as compared to 2007. Repairs and maintenance expenditures are dependent upon several factors, such as weather, the timing of periodic needs throughout our portfolio, inflation, and random events and accordingly are difficult to project from year to year. Due to severe weather, we expect snow removal expenses to be approximately $2 million higher in the three months ending March 31, 2010 as compared to the same period in 2009. However, we expect overall repairs and maintenance expenditures to grow moderately in 2010.

Telephone reservation center costs decreased 12.2% in 2009 as compared to 2008 and were flat in 2008 compared to 2007. The reduction in 2009 was primarily due to lower call volumes, resulting in less staffing hours, as well as a shift from our California to our Arizona call center, resulting in lower average compensation rates. We expect future increases in our telephone reservation center to be based primarily upon general inflation.

Insurance expense decreased 14.3% in 2009 as compared to 2008 and 15.6% in 2008 as compared to 2007. These declines reflect significant decreases in property insurance resulting primarily from the softer insurance markets as lack of hurricane activity and additional competition from insurance providers has benefited us. We expect insurance expense to be down slightly in 2010 as compared to 2009.

The following table summarizes selected quarterly financial data with respect to the Same Store Facilities:

	For the Quarter Ended				
	March 31	June 30	September 30	December 31	Entire Year
	(Amounts in thousands, except for per square foot amount)				
Total revenues:					
2009	$ 347,185	$ 346,839	$ 352,121	$ 343,370	$ 1,389,515
2008	$ 349,991	$ 359,461	$ 368,976	$ 357,202	$ 1,435,630
2007	$ 338,454	$ 347,468	$ 359,627	$ 351,209	$ 1,396,758
Total cost of operations:					
2009	$ 125,007	$ 116,426	$ 113,286	$ 99,894	$ 454,613
2008	$ 123,856	$ 120,526	$ 113,972	$ 104,442	$ 462,796
2007	$ 118,916	$ 118,985	$ 115,176	$ 106,491	$ 459,568
Property tax expense:					
2009	$ 37,762	$ 36,659	$ 37,137	$ 28,218	$ 139,776
2008	$ 36,349	$ 35,156	$ 36,161	$ 28,159	$ 135,825
2007	$ 34,793	$ 33,682	$ 34,969	$ 28,967	$ 132,411
Media advertising expense:					
2009	$ 8,158	$ 7,224	$ 3,430	$ 983	$ 19,795
2008	$ 6,947	$ 9,836	$ 2,148	$ 922	$ 19,853
2007	$ 5,287	$ 8,388	$ 4,409	$ 2,833	$ 20,917
Other advertising and promotion expense:					
2009	$ 4,614	$ 5,967	$ 4,942	$ 4,556	$ 20,079
2008	$ 4,426	$ 5,027	$ 4,645	$ 4,137	$ 18,235
2007	$ 4,956	$ 5,342	$ 4,457	$ 4,023	$ 18,778
REVPAF:					
2009	$ 11.29	$ 11.27	$ 11.41	$ 11.15	$ 11.28
2008	$ 11.43	$ 11.74	$ 12.03	$ 11.65	$ 11.71
2007	$ 11.05	$ 11.35	$ 11.74	$ 11.48	$ 11.40
Weighted average realized annual rent per occupied square foot (a):					
2009	$ 12.84	$ 12.52	$ 12.73	$ 12.76	$ 12.71
2008	$ 12.87	$ 12.90	$ 13.29	$ 13.27	$ 13.08
2007	$ 12.49	$ 12.53	$ 13.04	$ 13.02	$ 12.77
Weighted average occupancy levels for the period (a):					
2009	87.9%	90.0%	89.6%	87.4%	88.7%
2008	88.8%	91.0%	90.5%	87.8%	89.5%
2007	88.5%	90.6%	90.0%	88.2%	89.3%

Analysis of Regional Trends

The following table sets forth regional trends in our Same Store Facilities:

	Year Ended December 31,			Year Ended December 31,		
	2009	2008	Change	2008	2007	Change
	(Amounts in thousands, except for weighted average data)					
Same Store Facilities Operating Trends by Region						
Revenues:						
Southern California (176 facilities)	$ 203,794	$ 212,556	(4.1)%	$ 212,556	$ 205,142	3.6%
Northern California (167 facilities)	149,043	154,064	(3.3)%	154,064	146,872	4.9%
Texas (231 facilities)	139,614	141,155	(1.1)%	141,155	135,513	4.2%
Florida (182 facilities)	134,104	141,601	(5.3)%	141,601	144,071	(1.7)%
Illinois (119 facilities)	87,837	90,283	(2.7)%	90,283	86,513	4.4%
Washington (88 facilities)	71,292	75,036	(5.0)%	75,036	73,284	2.4%
Georgia (86 facilities)	48,466	51,381	(5.7)%	51,381	51,008	0.7%
All other states (850 facilities)	555,365	569,554	(2.5)%	569,554	554,355	2.7%
Total revenues	1,389,515	1,435,630	(3.2)%	1,435,630	1,396,758	2.8%
Cost of operations:						
Southern California	45,304	44,938	0.8%	44,938	45,328	(0.9)%
Northern California	39,400	40,047	(1.6)%	40,047	40,786	(1.8)%
Texas	53,657	54,827	(2.1)%	54,827	53,968	1.6%
Florida	46,110	48,454	(4.8)%	48,454	48,167	0.6%
Illinois	39,185	37,774	3.7%	37,774	38,410	(1.7)%
Washington	17,749	17,743	0.0%	17,743	17,371	2.1%
Georgia	16,607	17,027	(2.5)%	17,027	16,593	2.6%
All other states	196,601	201,986	(2.7)%	201,986	198,945	1.5%
Total cost of operations	454,613	462,796	(1.8)%	462,796	459,568	0.7%
Net operating income (a):						
Southern California	158,490	167,618	(5.4)%	167,618	159,814	4.9%
Northern California	109,643	114,017	(3.8)%	114,017	106,086	7.5%
Texas	85,957	86,328	(0.4)%	86,328	81,545	5.9%
Florida	87,994	93,147	(5.5)%	93,147	95,904	(2.9)%
Illinois	48,652	52,509	(7.3)%	52,509	48,103	9.2%
Washington	53,543	57,293	(6.5)%	57,293	55,913	2.5%
Georgia	31,859	34,354	(7.3)%	34,354	34,415	(0.2)%
All other states	358,764	367,568	(2.4)%	367,568	355,410	3.4%
Total net operating income	$ 934,902	$ 972,834	(3.9)%	$ 972,834	$ 937,190	3.8%
Weighted average occupancy:						
Southern California	89.9%	90.3%	(0.4)%	90.3%	90.0%	0.3%
Northern California	88.9%	89.8%	(1.0)%	89.8%	89.0%	0.9%
Texas	88.9%	90.4%	(1.7)%	90.4%	90.2%	0.2%
Florida	88.6%	89.0%	(0.4)%	89.0%	88.4%	0.7%
Illinois	88.0%	88.8%	(0.9)%	88.8%	88.3%	0.6%
Washington	88.9%	89.7%	(0.9)%	89.7%	90.6%	(1.0)%
Georgia	87.4%	88.8%	(1.6)%	88.8%	90.0%	(1.3)%
All other states	88.6%	89.3%	(0.8)%	89.3%	89.1%	0.2%
Total weighted average occupancy	88.7%	89.5%	(0.9)%	89.5%	89.3%	0.2%

Same Store Facilities Operating Trends by Region (Continued)	Year Ended December 31,			Year Ended December 31,		
	2009	2008	Change	2008	2007	Change
	(Amounts in thousands, except for weighted average data)					
Realized annual rent per occupied square foot (a):						
Southern California	$ 18.78	$ 19.52	(3.8)%	$ 19.52	$ 18.91	3.2%
Northern California	16.77	17.16	(2.3)%	17.16	16.49	4.1%
Texas	9.95	9.97	(0.2)%	9.97	9.62	3.6%
Florida	12.12	12.87	(5.8)%	12.87	13.24	(2.8)%
Illinois	12.93	13.24	(2.3)%	13.24	12.75	3.8%
Washington	13.67	14.32	(4.5)%	14.32	14.02	2.1%
Georgia	9.64	10.16	(5.1)%	10.16	9.97	1.9%
All other states	11.67	11.95	(2.3)%	11.95	11.69	2.2%
Total realized rent per square foot	$ 12.71	$ 13.08	(2.8)%	$ 13.08	$ 12.77	2.4%
REVPAF (a):						
Southern California	$ 16.88	$ 17.62	(4.2)%	$ 17.62	$ 17.03	3.5%
Northern California	14.91	15.41	(3.2)%	15.41	14.68	5.0%
Texas	8.85	9.01	(1.8)%	9.01	8.67	3.9%
Florida	10.74	11.46	(6.3)%	11.46	11.71	(2.1)%
Illinois	11.38	11.76	(3.2)%	11.76	11.26	4.4%
Washington	12.15	12.84	(5.4)%	12.84	12.70	1.1%
Georgia	8.43	9.03	(6.6)%	9.03	8.97	0.7%
All other states	10.35	10.67	(3.0)%	10.67	10.42	2.4%
Total REVPAF	$ 11.28	$ 11.71	(3.7)%	$ 11.71	$ 11.40	2.7%

(a) See "Same Store Facilities" table above for further information regarding these measures, which represent or are derived from non-GAAP measures.

We believe that our geographic diversification and scale provide some insulation from localized economic effects and add to the stability of our cash flows. It is difficult to predict localized trends in short-term self-storage demand and operating results. We believe that each market has been negatively impacted to some degree by general economic trends and may continue to experience negative operating trends until such time that general economic trends improve.

Other Facilities

In addition to the Same Store facilities, at December 31, 2009, we had an additional 92 self-storage facilities. These facilities include recently acquired facilities, recently developed facilities and facilities that were recently expanded by adding additional storage units. In general, these facilities are not stabilized with respect to occupancies or rental rates. As a result of the fill-up process and timing of when the facilities were put into place, year-over-year changes can be significant.

Rental income, cost of operations, depreciation, net operating income, weighted average square foot occupancies and realized rents per square foot in the table above represent the operating results following the date each particular facility began to be included in our consolidated operating results, and in the case of acquired facilities, do not include any operating results prior to our acquisition of these facilities.

In 2009, we completed one newly developed facility with 64,000 net rentable square feet at a total cost of $11.9 million and four expansion projects to existing real estate facilities (76,000 net rentable square feet) for an aggregate cost of $19.1 million, and did not acquire any new properties.

Our acquisitions consist of facilities that have been operating for a number of years as well as newly constructed facilities that were in the process of filling up to stabilized occupancy levels. In either case, we have been able to leverage off of our operating strategies and improve the occupancy levels of the facilities or, with respect to the newly developed facilities, we have been able to accelerate the fill-up pace.

We expect that the Other Facilities will continue to provide earnings growth during 2010, though at a lower level of growth than that experienced in 2009 and 2008, as these facilities reach stabilization. However, the Other Facilities are subject to the same occupancy and rate pressures that our Same Store facilities are facing, and accordingly the pace at which these facilities reach stabilization, and the ultimate level of cash flows to be reached upon stabilization, may be negatively impacted by the current economic trends.

Because of reduced self-storage demand, and our belief that our capital could be put to use in a more advantageous manner, our development activities throughout 2009 have been nominal, and we have a nominal pipeline of new development at December 31, 2009. It is unclear when we might change our strategy with respect to development activities.

We believe our presence in and knowledge of substantially all of the major markets in the U.S. enhances our ability to identify attractive acquisition opportunities and capitalize on the overall fragmentation in the storage industry. We believe that there may be more opportunities for the acquisition of facilities from distressed sellers who, due to the constrained credit environment and pressure on cash flows due to the current difficult operating environment, face covenant violations or cannot refinance their existing debt as it comes due. The timing and amount of these opportunities will be at least partially dependent upon whether the banks and other lenders elect to pursue foreclosure, acceleration, or other remedies which would force a sale of the properties of these distressed owners, rather than extending existing loans or waiving covenant violations. It is our belief that opportunities in 2009 have been limited due at least in part to lenders' desire to extend these loans rather than foreclose or accelerate. There can be no assurance that any such opportunities will materialize in the future.

Equity in earnings of real estate entities

At December 31, 2009, we have equity investments in PSB, Shurgard Europe and five affiliated limited partnerships. Due to our limited ownership interest and limited control of these entities, we do not consolidate the accounts of these entities for financial reporting purposes, and account for such investments using the equity method.

Equity in earnings of real estate entities for the years ended December 31, 2009, 2008 and 2007, consists of our pro-rata share of the net income of these Unconsolidated Entities based upon our ownership interest for the period. The following table sets forth the significant components of equity in earnings of real estate entities. Amounts with respect to PSB, Shurgard Europe, and Other Investments are included in our Commercial segment, Europe Self-Storage segment, and other items not allocated to segments, respectively, as described in Note 11 to our December 31, 2009 consolidated financial statements.

Historical summary:	Year Ended December 31,			Year Ended December 31,		
	2009	2008	Change	2008	2007	Change
			(Amounts in thousands)			
Net operating income (1):						
PSB	$ 81,525	$ 89,067	$ (7,542)	$ 89,067	$ 82,279	$ 6,788
Shurgard Europe	46,374	38,785	7,589	38,785	-	38,785
Other Investments	2,713	4,626	(1,913)	4,626	4,878	(252)
	130,612	132,478	(1,866)	132,478	87,157	45,321
Depreciation:						
PSB	(37,167)	(45,422)	8,255	(45,422)	(43,316)	(2,106)
Shurgard Europe	(24,498)	(27,578)	3,080	(27,578)	-	(27,578)
Other Investments	(806)	(1,918)	1,112	(1,918)	(1,991)	73
	(62,471)	(74,918)	12,447	(74,918)	(45,307)	(29,611)
Other:(2):						
PSB (3)	(9,250)	(29,320)	20,070	(29,320)	(28,461)	(859)
Shurgard Europe	(5,607)	(7,073)	1,466	(7,073)	-	(7,073)
Other Investments	(40)	(776)	736	(776)	(651)	(125)
	(14,897)	(37,169)	22,272	(37,169)	(29,112)	(8,057)
Total equity in earnings of real estate entities:						
PSB	35,108	14,325	20,783	14,325	10,502	3,823
Shurgard Europe	16,269	4,134	12,135	4,134	-	4,134
Other Investments	1,867	1,932	(65)	1,932	2,236	(304)
	$ 53,244	$ 20,391	$ 32,853	$ 20,391	$ 12,738	$ 7,653

(1) These amounts represent our pro-rata share of the net operating income of the Unconsolidated Entities. See also "net operating income" above for a discussion of this non-GAAP measure.

(2) "Other" reflects our share of general and administrative expense, interest expense, interest income, gains on sale of real estate assets, and other non-property; non-depreciation related operating results of these entities.

(3) Includes our pro rata share of benefit totaling $16.3 million and $1.9 million from PSB's preferred stock and preferred unit repurchases for the years ended December 31, 2009 and 2008, respectively.

Investment in PSB: At December 31, we have a 41% common equity interest in PSB (46% as of December 31, 2008), comprised of our ownership of 5,801,606 shares of PSB's common stock and 7,305,355 limited partnership units in PSB's underlying operating partnership. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. Our ownership interest was reduced during 2009 as PSB sold 3,833,333 shares of its common stock, of which we purchased 383,333 shares or 10% of the shares issued.

At December 31 2009, PSB owned and operated 19.6 million rentable square feet of commercial space located in eight states. PSB also manages commercial space owned by the Company and affiliated entities at December 31, 2009 pursuant to property management agreements.

Equity in earnings from PSB increased to $35,108,000 in 2009 as compared to $14,325,000 in 2008. This increase was primarily the result of recognizing our pro rata share, $16.3 million, of the benefit that PSB recognized during 2009 as a result of PSB's preferred stock and preferred partnership unit repurchases combined with our $8.3 million pro rata share of reduced depreciation expense. These items were partially offset by our $7.5 million pro rata share of reduced property net operating income. The reduction in property net operating income is primarily the result of reduced property revenues at PSB's facilities due to a 3.2% decline in the weighted average occupancy level for 2009 as compared to 2008.

Our future equity income from PSB will be dependent entirely upon PSB's operating results. Our investment in PSB provides us with some diversification into another asset type. We have no plans of disposing of our investment in PSB. PSB's filings and selected financial information can be accessed through the Securities and Exchange Commission, and on its website, www.psbusinessparks.com. See Note 5 to our December 31, 2009 consolidated financial statements for additional financial information on PSB.

<u>Investment in Shurgard Europe:</u> As described in Note 3 to our December 31, 2009 consolidated financial statements, due to our March 31, 2008 disposition of a 51% interest in Shurgard Europe, beginning for periods after March 31, 2008 we no longer consolidate the revenues and expenses of Shurgard Europe on our consolidated statements of income, and our pro-rata share of the operating results of Shurgard Europe is included in "equity in earnings of real estate entities." Selected financial data for Shurgard Europe for the years ended December 31, 2009, 2008 and 2007 is included in Note 5 to our December 31, 2009 consolidated financial statements.

We originally acquired our 100% interest in Shurgard Europe during our merger with Shurgard, which occurred in August 2006. Our primary objective for merging with Shurgard was to acquire Shurgard's U.S. domestic assets which accounted for approximately 487 facilities in the U.S. as compared to 160 facilities in Europe at the time of the Shurgard Merger. Subsequent to the Shurgard Merger, management of Public Storage determined that it was in our best interests to reduce our investment in Shurgard Europe. There were many reasons for that determination, most relating to the fact that continued growth of Shurgard Europe would require a significant capital commitment. Movement of capital from Public Storage (in the U.S.) to various European countries would have exposed Public Storage to currency fluctuation risks and to potential tax burdens when Public Storage wished to repatriate its capital investment. Accordingly, in March 2008, we sold 51% of our ownership interest in Shurgard Europe, which helped to limit our capital requirements to continue to grow Shurgard Europe and to limit our exposure to other risks of owning operations in foreign countries. We do not intend to sell any of our remaining interest in Shurgard Europe. In the future, we expect Shurgard Europe to function as a stand-alone entity and to fund its capital requirements primarily with its retained operating cash flow, bank borrowings and, to the extent available, public or private equity.

This transaction has resulted in the operations of Shurgard Europe having a less significant impact on our operating results, as we have a 49% interest and a loan receivable from Shurgard Europe upon which we receive interest income, rather than the 100% equity interest in Shurgard Europe we held prior to the transaction. Our future operating results will also be impacted by the ultimate returns realized on the reinvestment of the cash proceeds received in connection with this transaction, including the proceeds from the collection of the loan receivable and the timing thereof.

At December 31, 2009, Shurgard Europe's operations comprise 187 facilities with an aggregate of approximately 10 million net rentable square feet. The portfolio consists of 115 wholly owned facilities and 72 facilities owned by two joint venture partnerships, in which Shurgard Europe has a 20% equity interest.

Our equity in earnings from Shurgard Europe is comprised of our 49% equity share in the net income of Shurgard Europe, as well as 49% of the interest earned with respect to the note receivable from Shurgard Europe, as well as 49% of trademark license fees received from Shurgard Europe, which are reclassified in consolidation from interest income to equity in earnings of Shurgard Europe. The amount of interest reclassified was approximately $23.9 million in 2009, $17.8 million in 2008 and none in 2007.

Equity in earnings from our investment in Shurgard Europe for the year ended December 31, 2009 was $16,269,000 compared to $4,134,000 for the same period in 2008, representing an increase of $12,135,000. This increase includes i) a reduction in our pro-rata share of Shurgard Europe's depreciation expense, primarily due to declines in tenant intangible amortization, ii) our pro-rata share of a reduction in Shurgard Europe's third party interest expense (joint ventures in which Shurgard Europe has a 20% interest recently refinanced their outstanding debt at substantially lower interest rates), (iii) the timing of our disposition of the 51% interest in Shurgard Europe as equity in earnings for 2008 only includes amounts for the period of April 1, 2008 through December 31, 2008 while the 2009 includes amounts for the entire year, offset by iv) our pro-rata share of Shurgard Europe's same-store properties' decline in net operating income, on a constant exchange rate basis, and (v) the effect of a change in the average exchange rate of the Euro relative to the U.S. Dollar to 1.393 for the year ended December 31, 2009 as compared to 1.470 for the same period in 2008.

We evaluate the performance metrics of Shurgard Europe's Same Store Facilities in order to evaluate the performance of our investment in Shurgard Europe, because the Shurgard Europe Same Store Facilities represent the primary driver of our pro-rata share of earnings of Shurgard Europe.

The Shurgard Europe Same Store Facilities represent those 94 facilities that are stabilized and owned since January 1, 2007 and therefore provide meaningful comparisons for 2007, 2008, and 2009. The following table reflects the operating results of these 94 facilities.

Selected Operating Data for the 94 facilities operated by Shurgard Europe on a stabilized basis since January 1, 2007 ("Europe Same Store Facilities"):	Year Ended December 31,			Year Ended December 31,		
	2009	2008	Percentage Change	2008	2007	Percentage Change
	(Dollar amounts in thousands, except weighted average data, utilizing constant exchange rates) (a) (b)					
Revenues:						
Rental income	$ 115,785	$ 120,030	(3.5)%	$ 120,030	$ 118,578	1.2%
Late charges and administrative fees collected	1,892	2,018	(6.2)%	2,018	1,198	68.4%
Total revenues	117,677	122,048	(3.6)%	122,048	119,776	1.9%
Cost of operations (excluding depreciation and amortization expense):						
Property taxes	5,661	5,659	0.0%	5,659	5,485	3.2%
Direct property payroll	13,767	13,852	(0.6)%	13,852	14,033	(1.3)%
Advertising and promotion	4,662	3,579	30.3%	3,579	3,772	(5.1)%
Utilities	2,849	2,846	0.1%	2,846	2,826	0.7%
Repairs and maintenance	3,157	3,353	(5.8)%	3,353	3,207	4.6%
Property insurance	711	760	(6.4)%	760	1,131	(32.8)%
Other costs of management	16,902	16,490	2.5%	16,490	17,636	(6.5)%
Total cost of operations	47,709	46,539	2.5%	46,539	48,090	(3.2)%
Net operating income (c)	$ 69,968	$ 75,509	(7.3)%	$ 75,509	$ 71,686	5.3%
Gross margin	59.5%	61.9%	(3.9)%	61.9%	59.9%	3.3%
Weighted average for the period:						
Square foot occupancy (d)	86.1%	86.9%	(0.9)%	86.9%	89.7%	(3.1)%
Realized annual rent per occupied square foot (e)(f)	$26.06	$26.77	(2.7)%	$26.77	$25.62	4.5%
REVPAF (f)(g)	$22.44	$23.26	(3.5)%	$23.26	$22.98	1.2%
Weighted average at December 31:						
Square foot occupancy	85.7%	84.7%	1.2%	84.7%	88.5%	(4.3)%
In place annual rent per occupied square foot (h)	$30.03	$30.32	(1.0)%	$30.32	$29.93	1.3%
Total net rentable square feet (in thousands)	5,160	5,160	-	5,160	5,160	-
Average Euro to the U.S. Dollar: (a)						
Constant exchange rates used herein	1.393	1.393	-	1.393	1.393	-
Actual historical exchange rates	1.393	1.470	(5.2)%	1.470	1.370	7.3%

(a) In order to isolate changes in the underlying operations from the impact of exchange rates, the amounts in this table are presented on a constant exchange rate basis. The amounts for the years ended December 31, 2008 and 2007 have been restated using the actual exchange rate for 2009. The exchange rate for the Euro relative to the U.S. Dollar averaged 1.393 during the year ended December 31, 2009, as compared to 1.470 and 1.370 for the same periods in 2008 and 2007, respectively.

(b) Only the amounts for periods before March 31, 2008 are included in our consolidated financial statements. We include our pro-rata share of these operating results for periods after March 31, 2008 in Equity in Earnings of Real Estate Entities. The amounts incorporated in our financial statements, either consolidated or equity method amounts, are based upon the actual weighted average exchange rates for each period.

(c) We present net operating income "NOI" of the Shurgard Europe Same-Store Facilities, which is a non-GAAP financial measure that excludes the impact of depreciation and amortization expense. Although depreciation and amortization is a component of GAAP net income, we believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, segment performance, and comparing period-to-period and market-to-market property operating results. In addition, the investment community utilizes NOI in determining real estate values, and does not consider depreciation expense as it is based upon historical cost. NOI is not a substitute for net operating income after depreciation and amortization in evaluating our operating results.

(d) Square foot occupancies represent weighted average occupancy levels over the entire period.

(e) Realized annual rent per occupied square foot is computed by annualizing the result of dividing rental income before late charges and administrative fees by the weighted average occupied square feet for the period. Realized annual rent per occupied square foot takes into consideration promotional discounts and other items that reduce rental income from the contractual amounts due.

(f) Late charges and administrative fees are excluded from the computation of realized annual rent per occupied square foot and REVPAF. Exclusion of these amounts provides a better measure of our ongoing level of revenue, by excluding the volatility of late charges, which are dependent principally upon the level of tenant delinquency, and administrative fees, which are dependent principally upon the absolute level of move-ins for a period.

(g) Realized annual rent per available foot or "REVPAF" is computed by dividing rental income before late charges and administrative fees by the total available net rentable square feet for the period.

(h) In place annual rent per occupied square foot represents annualized contractual rents per occupied square foot without reductions for promotional discounts and excludes late charges and administrative fees.

Shurgard Europe's operations have been impacted by the same trends in self-storage demand that our domestic facilities are facing. However, trends in Europe improved somewhat in the last half of 2009, with year-over-year revenue declines of 1.9% in the quarter ended December 31, 2009, as compared to 3.2% in the quarter ended September 30, 2009 and 4.7% in the first half of 2009. Despite the recent improved trends and reduced year-over year declines in revenues and net operating income, we expect continued year-over-year declines in revenues during at least the first quarter of 2010.

Shurgard Europe, similar to our Domestic Self-Storage segment, has a nominal development pipeline. Accordingly, at least in the short-term, we do not expect any significant impact to our earnings from Shurgard Europe's development activities.

In Note 5 to our December 31, 2009 consolidated financial statements, we disclose Shurgard Europe's consolidated operating results for the years ended December 31, 2009, 2008 and 2007. Shurgard Europe's condensed consolidated operating results include additional facilities that are not Europe Same Store Facilities, and are based upon historical exchange rates rather than constant exchange rates for each of the respective periods.

Other Investments: The "Other Investments" at December 31, 2009 are comprised primarily of our equity in earnings from various limited partnerships that collectively own 19 self-storage facilities. Amounts included in the tables above also include our equity in earnings with respect to three facilities owned by the Unconsolidated Entities, until we acquired the remaining interest we did not own in these entities during 2008, and commenced consolidating these facilities. Our future earnings with respect to the Other Investments will be dependent upon the operating results of the facilities that these entities own. See Note 5 to our December 31, 2009 consolidated financial statements for the operating results of these 19 facilities under the "Other Investments."

Ancillary Operations

Ancillary revenues and expenses include amounts associated with (i) the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities in the U.S., (ii) merchandise sales in the U.S., (iii) commercial property operations, (iv) merchandise sales and tenant reinsurance operations conducted by Shurgard Europe, and (v) management of facilities for third parties and facilities owned by the Unconsolidated Entities.

Commercial property operations are included in our Commercial segment, and the merchandise and tenant reinsurance operations conducted by Shurgard Europe are included in our Europe Self-Storage segment. All other ancillary revenues and costs of operations are not allocated to any segment. See Note 11 to our December 31, 2009 consolidated financial statements for further information regarding our segments and for a reconciliation of these ancillary revenues and cost of operations to our net income.

During 2009, we decided to discontinue the operations of our truck rental and containerized businesses. Accordingly, the revenues and expenses of these operations are included in discontinued operations on our consolidated statements of income for the years ended December 31, 2009, 2008 and 2007.

The following table sets forth our ancillary operations as presented on our consolidated statements of income.

	Year Ended December 31			Year Ended December 31,		
	2009	2008	Change	2008	2007	Change
	(Amounts in thousands)					
Ancillary Revenues:						
Tenant reinsurance premiums	$ 62,644	$ 57,280	$ 5,364	$ 57,280	$ 50,861	$ 6,419
Commercial	14,982	15,326	(344)	15,326	15,101	225
Merchandise and other	29,971	30,902	(931)	30,902	32,029	(1,127)
Shurgard Europe merchandise and tenant insurance	-	4,913	(4,913)	4,913	17,490	(12,577)
Total revenues	107,597	108,421	(824)	108,421	115,481	(7,060)
Ancillary Cost of operations:						
Tenant reinsurance	9,789	6,734	3,055	6,734	15,879	(9,145)
Commercial	5,759	6,292	(533)	6,292	5,722	570
Merchandise and other	20,463	22,093	(1,630)	22,093	25,174	(3,081)
Shurgard Europe merchandise and tenant insurance	-	1,409	(1,409)	1,409	5,186	(3,777)
Total cost of operations	36,011	36,528	(517)	36,528	51,961	(15,433)
Depreciation – commercial operations:	2,958	2,900	58	2,900	2,570	330
Ancillary net income:						
Tenant reinsurance	52,855	50,546	2,309	50,546	34,982	15,564
Commercial	6,265	6,134	131	6,134	6,809	(675)
Merchandise and other	9,508	8,809	699	8,809	6,855	1,954
Shurgard Europe merchandise and tenant reinsurance	-	3,504	(3,504)	3,504	12,304	(8,800)
Total ancillary net income	$ 68,628	$ 68,993	$ (365)	$ 68,993	$ 60,950	$ 8,043

Tenant reinsurance operations: We reinsure policies offered through a non-affiliated insurance company against losses to goods stored by tenants, primarily in our domestic self-storage facilities. The revenues that we record are based upon premiums that we reinsure. Cost of operations primarily includes claims paid that are not covered by our outside third-party insurers, as well as claims adjustment expenses. Cost of operations includes reductions of $2.0 million and $5.8 million for the years ended December 31, 2009 and 2008, respectively, representing adjustments to accounting estimates that are not expected to recur.

The increase in tenant reinsurance revenues over the past year was attributable to higher rates combined with an increase in the percentage of our existing tenants retaining such policies. Approximately 58% and 53% of our tenants had such policies at December 31, 2009 and 2008, respectively. We believe that the level of tenant reinsurance revenues in 2010 may not increase to the same degree as was experienced in 2009 as customer penetration reaches the percentage of tenants that could be expected to retain such policies.

The future level of tenant reinsurance revenues is largely dependent upon the number of new tenants electing to purchase policies, the level of premiums charged for such insurance, and the number of tenants that continue participating in the insurance program. Future cost of operations will be dependent primarily upon the level of losses incurred, including the level of catastrophic events, such as hurricanes, that occur and affect our properties thereby increasing tenant insurance claims.

Commercial operations: We also operate commercial facilities, primarily small storefronts and office space located on or near our existing self-storage facilities that are rented to third parties. We do not expect any significant changes in revenues or profitability from our commercial operations.

Merchandise sales and other: We sell locks, boxes, and packing supplies at the self-storage facilities that we operate. The primary factor impacting the level of merchandise sales is the level of customer traffic at our self-storage facilities, including the level of move-ins. In addition, to a much lesser extent, we also manage self-storage facilities within our existing management infrastructure, for third party owners as well as for the Unconsolidated Entities.

<u>Other Income and Expense Items</u>

Interest and other income: Interest and other income was $29,813,000 in 2009, $36,155,000 in 2008, and $11,417,000 in 2007. The decrease in 2009 as compared to 2008 is principally due to lower interest income on our cash reserve balances, offset by higher interest income with respect to our loan receivable from Shurgard Europe (described below). Interest earned on our cash balances totaled $5.0 million in 2009 as compared to $17.7 million in 2008. This reduction was due primarily to significantly lower interest rates in 2009 as compared to 2008. We have $763.8 million in cash on hand at December 31, 2009 invested primarily in money-market funds. Future interest income will depend upon the level of interest rates and the timing of when the cash on hand is ultimately invested; however, based upon current interest rates on our outstanding money-market fund investments of approximately 0.2%, earned interest is expected to be minimal.

We have a loan receivable, denominated in Euros, from Shurgard Europe totaling €391.9 million ($561.7 million) as of December 31, 2009. Effective October 31, 2009, we extended the maturity date to March 31, 2013, and the rate of interest increased from 7.5% to 9.0% per annum (effective November 1, 2009). In addition, we receive trademark license fees from Shurgard Europe.

We recorded interest income with respect to this loan, representing 51% of the amount earned (the remaining 49% is recorded as additional equity in earnings) combined with 51% of the trademark license fees received from Shurgard Europe, aggregating $24.8 million and $18.5 million for the years ended December 31, 2009 and 2008, respectively. No interest income in connection with the loan or trademark fees was recorded prior to March 31, 2008, as any such income received was fully eliminated in consolidation until March 31, 2008. All other variances in interest income from our note receivable are attributable principally to changes in average exchange rates as well as the change in interest rate from 7.5% to 9.0% effective November 1, 2009. Future interest income recorded in connection with this loan will be dependent upon the average outstanding balance as well as the exchange rate of the Euro versus the U.S. Dollar. All such interest has been paid currently when due and we expect the interest to continue to be paid when due with Shurgard Europe's operating cash flow.

Interest and other income increased in 2008 as compared to 2007 principally as a result of (i) higher average cash balances invested in interest bearing accounts and (ii) interest income with respect to our loan receivable from Shurgard Europe.

Depreciation and amortization: Depreciation and amortization expense was $340,233,000, $411,981,000 and $619,598,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

The decreases in depreciation and amortization expense in 2009 as compared to 2008, and in 2008 as compared to 2007, are due principally to declines in amortization of tenant intangible assets that were acquired in connection with the 2006 Shurgard Merger. Amortization expense with respect to tenant intangible assets was $5,530,000 in 2009, $51,158,000 in 2008 and $247,844,000 in 2007. We expect minimal amortization expense for our existing intangibles during 2010, and future intangible amortization will be dependent upon our future level of acquisition of facilities with existing tenants in place.

Effective March 31, 2008, depreciation and amortization ceased on the facilities owned by Shurgard Europe, which was deconsolidated effective March 31, 2008. Included in our depreciation and amortization related to Shurgard Europe's facilities was $11,192,000 for the three months ended March 31, 2008 and $52,460,000 for the year ended December 31, 2007.

General and administrative expense: General and administrative expense was $35,735,000, $62,809,000, and $59,749,000 for the years ended December 31, 2009, 2008 and 2007, respectively. General and administrative expense principally consists of state income taxes, investor relations expenses, and corporate and executive salaries. In addition, general and administrative expenses includes expenses that vary depending on our activity levels in certain areas, such as overhead associated with the acquisition and development of real estate facilities, certain expenses related to capital raising and merger and acquisition activities, litigation expenditures, employee severance, share-based compensation, and incentive compensation.

General and administrative expense for the year ended December 31, 2008 includes $2,144,000 in ongoing general and administrative expense for Shurgard Europe incurred prior to March 31, 2008 and $27,900,000 in additional incentive compensation incurred related to our disposition of an interest in Shurgard Europe. General and administrative expense for the year ended December 31, 2007 includes a) $10,691,000 related to Shurgard Europe's ongoing operations, b) $9,600,000 in costs incurred by Shurgard Europe associated with a proposed terminated offering of shares in Shurgard Europe, c) $5,300,000 incurred in connection with the integration of Shurgard and Public Storage, and d) $2,000,000 in costs associated with reorganizing as a Maryland REIT. Following March 31, 2008, we record no further general and administrative expense incurred by Shurgard Europe's ongoing operations.

We expect ongoing general and administrative expense to approximate $8 million to $10 million per quarter.

Interest expense: Interest expense was $29,916,000, $43,944,000 and $63,671,000 for the years ended December 31, 2009, 2008 and 2007, respectively. The decreases in interest expense in 2009 and 2008 are due primarily to the deconsolidation of Shurgard Europe effective March 31, 2008, which incurred $6,892,000 and $22,242,000 in interest expense for the three months ended March 31, 2008 and the year ended December 31, 2007, respectively. Interest expense was also reduced approximately $6 million in 2009 as compared to 2008 due to our early retirement in February 2009 of $110.2 million face amount of senior unsecured debt. See Note 6 to our December 31, 2009 consolidated financial statements for a schedule of our notes payable balances, principal repayment requirements, and average interest rates.

Capitalized interest expense totaled $718,000, $1,998,000 and $4,746,000 for the years ended December 31, 2009, 2008 and 2007, respectively, in connection with our development activities.

Foreign Exchange Gain (Loss): Our loan receivable from Shurgard Europe is denominated in Euros and we have not entered into any hedged agreements to mitigate the impact of currency exchange fluctuations between the U.S. Dollar and the Euro. As a result, the amount of U.S. Dollars we will receive on repayment will depend upon the currency exchange rates at that time. In each period where we expect repatriation of these funds within two years from period end, we record the change in the U.S. Dollar equivalent of the loan balance from the beginning to the end of the period as a foreign currency gain or loss. We recorded a foreign exchange gain of $9,662,000, a loss of $25,362,000, and a gain of $58,444,000 in 2009, 2008, and 2007, respectively, representing the change in the U.S. Dollar equivalent of the loan due to changes in exchange rates from the beginning to the end of each respective period. The U.S. Dollar exchange rate relative to the Euro was approximately 1.433, 1.409, and 1.472 at December 31, 2009, 2008 and 2007, respectively.

Future foreign exchange gains or losses will be dependent primarily upon the movement of the Euro relative to the U.S. Dollar, the amount owed from Shurgard Europe and our continued expectation with respect to repaying the loan.

Discontinued Operations: During 2009, we discontinued operations in our truck rental and containerized storage businesses. In addition, we disposed of one self-storage facility and expect to dispose of one other in connection with condemnation proceedings. We reclassified all of the historical revenues and expenses of these operations from revenues and expenses, into "discontinued operations." Included in discontinued operations in 2009 are $3.5 million in truck disposal expenses, an $8.2 million impairment charge on intangible assets incurred in connection with an eminent domain proceeding and $6.0 million of gains on the disposition of the self-storage facilities.

Liquidity and Capital Resources

We have $763.8 million of cash on hand at December 31, 2009, and believe that these funds, together with our internally generated net cash provided by our operating activities will continue to be sufficient to enable us to meet our operating expenses, debt service requirements, capital improvements and distributions requirements to our shareholders for the foreseeable future.

Operating as a REIT, our ability to retain cash flow for reinvestment is restricted. In order for us to maintain our REIT status, a substantial portion of our operating cash flow must be distributed to our shareholders (see ***"Requirement to Pay Distributions"*** below). However, despite the significant distribution requirements, we have been able to retain a significant amount of our operating cash flow. The following table summarizes our ability to fund capital improvements to maintain our facilities, distributions to the noncontrolling interests, capital improvements to maintain our facilities, and distributions to our shareholders through the use of cash provided by operating activities. The remaining cash flow generated is available to make both scheduled and optional principal payments on debt and for reinvestment.

	For the Year Ended December 31,		
	2009	2008	2007
	(Amount in thousands)		
Net cash provided by operating activities (a)	$ 1,112,857	$ 1,076,971	$ 1,047,652
Capital improvements to maintain our facilities	(62,352)	(76,311)	(69,102)
Remaining operating cash flow available for distributions to equity holders	1,050,505	1,000,660	978,550
Distributions paid to redeemable noncontrolling interests	(1,290)	(1,335)	(1,092)
Distribution paid to permanent noncontrolling equity interests	(26,977)	(37,993)	(40,567)
Cash from operations allocable to Public Storage shareholders	1,022,238	961,332	936,891
Distributions paid to Public Storage shareholders:			
Preferred shareholders	(232,431)	(239,721)	(236,757)
Equity Shares, Series A shareholders	(20,524)	(21,199)	(21,424)
Common shareholders ($2.20 per share for 2009, $2.20 per share regular dividend and $0.60 special dividend in 2008 and $2.00 per share for 2007)	(370,404)	(470,823)	(338,689)
Cash from operations available for principal payments on debt and reinvestment (b)	$ 398,879	$ 229,589	$ 340,021

(a) Represents net cash provided by operating activities for each respective year as presented in our December 31, 2009 Consolidated Statements of Cash Flows.

(b) We present cash from operations for principal payments on debt and reinvestment because we believe it is an important measure to evaluate our ongoing liquidity. This measure is not a substitute for cash flows from operations or net cash flows in evaluating our liquidity, ability to repay our debt, or to meet our distribution requirements.

Our financial profile is characterized by a low level of debt-to-total-capitalization and a conservative dividend payout ratio with respect to the common shares. We expect to fund our long-term growth strategies and debt obligations with (i) cash on hand at December 31, 2009, (ii) internally generated retained cash flows, (iii) depending upon current market conditions, proceeds from the issuance of equity securities, and (iv) in the case of acquisitions of facilities, the assumption of existing debt. In general, our strategy is to continue to finance our growth with permanent capital, either retained operating cash flow or capital raised through the issuance of common or preferred equity to the extent that market conditions are favorable.

Historically, we have funded substantially all of our acquisitions with permanent capital (both common and preferred securities). We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt. We have chosen this method of financing for the following reasons: (i) under the REIT structure, a significant amount of operating cash flow needs to be distributed to our shareholders, making it difficult to repay debt with operating cash flow alone, (ii) our perpetual preferred shares have no sinking fund requirement or maturity date and do not require redemption, all of which eliminate future refinancing risks, (iii) after the end of a non-call period, we have the option to redeem the preferred shares at any time, which enables us to refinance higher coupon preferred shares with new preferred shares at lower rates if appropriate, (iv) preferred shares do not contain covenants, thus allowing us to maintain significant financial flexibility, and (v) dividends on the preferred shares can be applied to satisfy our REIT distribution requirements.

Our credit ratings on each of our series of preferred shares are "Baa1" by Moody's and "BBB" by Standard & Poor's.

Access to Additional Capital: In addition to cash on hand, we also have a revolving line of credit for borrowings up to $300 million. The line of credit expires in March 2012 and there were no outstanding borrowings on the line of credit at February 26, 2010. We seldom borrow on the line of credit and generally view borrowings on the line as a means to bridge capital needs until we are able to refinance them with permanent capital.

Our ability to raise additional capital by issuing our common or preferred securities may not be a viable option at least in the near term due to unfavorable capital market conditions. We are not dependent, however, on raising capital to fund our operations or meet our obligations.

Significant requirements on our liquidity and capital resources include: (i) funds to redeem shares of Equity Shares, Series A on April 15, 2010, (ii) debt service requirements, (iii) capital improvements to maintain our facilities, (iv) distribution requirements to our shareholders to maintain our REIT status, (v) acquisition and development commitments and (vi) commitments to provide funding to Shurgard Europe for certain investing and financing activities.

Redemption of Equity Shares, Series A: On April 15, 2010, we will be redeeming all of our outstanding shares of Equity Shares, Series A at a cash redemption price of $24.50 per depositary share, or an aggregate of $205.2 million. Since the initial issuance of these securities, the annual distribution paid has been $2.45 per depository share, representing an implied yield of 10%.

We plan on using cash on-hand to fund the aggregate redemption amount.

Debt Service Requirements: At December 31, 2009, outstanding debt totaled approximately $518.9 million. Approximate principal maturities are as follows (amounts in thousands):

	Unsecured debt	Secured debt	Total
2010	$ 1,673	$ 11,037	$ 12,710
2011	103,533	27,819	131,352
2012	-	55,575	55,575
2013	186,460	64,961	251,421
2014	-	25,400	25,400
Thereafter	-	42,431	42,431
	$ 291,666	$ 227,223	$ 518,889

Our current intention is to repay the debt at maturity and not seek to refinance debt maturities with additional debt. Alternatively, we may prepay debt and finance such prepayments with cash on-hand or proceeds from the issuance of preferred or common securities.

On February 12, 2009, we acquired approximately $110 million face amount of our existing senior unsecured debt pursuant to a tender offer. The amount paid in the tender offer, approximately $110 million, was substantially less than what would have been paid if we were to repay this debt early subject to the prepayment premiums under the related debt agreements.

Our portfolio of real estate facilities is substantially unencumbered. At December 31, 2009, we have 1,902 self-storage facilities with an aggregate net book value of approximately $7.0 billion that are unencumbered.

Capital Improvement Requirements: During 2010, we expect to incur approximately $80 million for capital improvements. Capital improvements include major repairs or replacements to our facilities, which keep the facilities in good operating condition and maintain their visual appeal to the customer. Capital improvements do not include costs relating to the development or expansion of facilities that add additional net rentable square footage to our portfolio. During the year ended December 31, 2009, we incurred capital improvements of approximately $62.4 million.

Requirement to Pay Distributions: We have operated, and intend to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that we will at all times so qualify. To the extent that we continue to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the REIT taxable income that is distributed to our shareholders, provided that at least 90% of our taxable income is so distributed. We believe we have satisfied the REIT distribution requirement since 1981. Although we have not finalized our 2009 taxable income, we believe that the aggregate distributions paid in 2009 to our shareholders enable us to continue to meet our REIT distribution requirements.

Aggregate distributions paid during 2009 totaled $624.7 million, consisting of the following (amounts in thousands:

	Distributions paid in 2009
Cumulative preferred shareholders	$ 232,431
Equity Shares, Series A shareholders	20,524
Common shareholders and restricted share unitholders	371,710
Total REIT qualifying distributions	$ 624,665

For 2010, we estimate the annual distribution requirements with respect to our (i) cumulative preferred shares outstanding at December 31, 2009, to be approximately $232.4 million, assuming no additional preferred share issuances or redemptions during 2010, and (ii) Equity Shares, Series A shares to be approximately

$5.1 million, representing distributions through March 31, 2010. We will be redeeming these securities on April 15, 2010 and no further distributions will be paid for the period subsequent to March 31, 2010.

On February 26, 2010, our Board of Trustees declared a regular common dividend of $0.65 per common share, representing an increase of $0.10 per share (an 18% increase) from the previous quarter's distribution. Our consistent, long-term dividend policy has been to only distribute our taxable income. Taxable income attributable to our common shareholders has increased due to recent purchases of preferred securities and equity stock, as well as reduced property depreciation, offset in part, by declines in operating income. Future changes in our dividend will be impacted by these same factors, as well as property acquisitions. Future distributions with respect to the common shares will continue to be determined based upon our REIT distribution requirements after taking into consideration distributions to the preferred shareholders and will be funded with operating cash flow.

We are also obligated to pay distributions to non-controlling interests in our consolidated subsidiaries. During 2009, we paid distributions totaling $9.5 million with respect to preferred partnership units. We expect our annual distribution requirement based upon preferred partnership units outstanding at December 31, 2009, to be approximately $7.3 million on a go forward basis. In addition, we are required to pay distributions to other non-controlling interests in our consolidated subsidiaries based upon the operating cash flows of the respective subsidiary less any required reserves for capital expenditures or debt repayment. Such non-controlling interests received a total of $18,812,000 in 2009, $17,716,000 in 2008 and $20,047,000 in 2007, which represents our expectations with respect to future distribution levels.

Acquisition and Development of Facilities: During 2010, we will continue to seek to acquire self-storage facilities from third parties; however, it is difficult to estimate the amount of third party acquisitions we will undertake. We have a minimal development pipeline at December 31, 2009 and have no current plan to expand our development activities. We plan on financing these activities with available cash on-hand, the assumption of existing debt, borrowings on our line of credit, or the net proceeds from the issuance of common or preferred securities.

European Activities: We have a 49% interest in Shurgard Europe and our institutional partner owns the remaining 51% interest. As of December 31, 2009, Shurgard Europe owed us €391.9 million ($561.7 million at December 31, 2009) pursuant to a loan agreement. Effective, October 31, 2009, the terms of the loan were modified to increase the interest rate from 7.5% to 9.0% per annum and the maturity date was extended from March 31, 2010 to March 31, 2013. All other material terms and covenants remain the same. The loan is unsecured and can be prepaid at anytime without penalty.

Shurgard Europe has a 20% interest in two joint ventures (First Shurgard and Second Shurgard). We are committed to provide additional financing to Shurgard Europe to facilitate the acquisition of its partner's 80% interest in each of these two joint ventures.

If Shurgard Europe acquires its partner's 80% interest in either First Shurgard and Second Shurgard and is unable to obtain third-party financing to repay the existing loans of the joint ventures, we have agreed to provide additional loans to Shurgard Europe, under the same terms as the our €391.9 million loan, for up to €185 million ($265.2 million as of December 31, 2009). This commitment expires on March 31, 2010 and was originally for €305 million, but was reduced as the result of refinancing one of the joint venture loans. Shurgard Europe has no obligation to acquire these interests, and the acquisition of these interests is contingent on a number of items, including whether we assent to the acquisition.

The two joint ventures collectively had approximately €224 million ($321 million) of outstanding debt payable to third parties at December 31, 2009, which is non-recourse to Shurgard Europe. One of the joint venture loans, totaling €107 million ($153 million), is due May 2011 and the other joint venture loan, totaling €117 million ($168 million), is due in July 2010. Both joint venture loans are secured by the joint ventures' respective facilities, and are not guaranteed by Public Storage, Shurgard Europe or any third party.

We also committed to fund up to $88.2 million of additional equity contributions to Shurgard Europe to fund certain investing activities. Our remaining obligation under this commitment totaled $66.4 million at December 31, 2009.

Redemption of Preferred Securities: As of December 31, 2009, several series of our preferred securities were redeemable at our option upon at least 30 days notice. These series have annual dividend rates ranging from 6.125% to 7.5% and have an aggregate redemption value of approximately $873 million. The timing of redemption of any of these series of preferred securities will depend upon many factors including when, or if, market conditions improve such that we can issue new preferred shares at a lower cost of capital than the shares that would be redeemed.

Repurchases of Company's Equity and Preferred Securities: Dislocations in capital markets have provided opportunities for the repurchase of our preferred and debt securities. During 2009, we repurchased certain of our Cumulative Preferred Shares in privately negotiated transactions with a liquidation value of $24.6 million for approximately $17.5 million, including accrued dividends, reducing our ongoing dividend requirement by approximately $1.8 million per year. Also during 2009, we repurchased certain of our Preferred Partnership Units in privately negotiated transactions with a carrying amount of $225 million for approximately $153 million, reducing our ongoing dividend requirement by approximately $14.4 million per year.

Our Board of Trustees has authorized the repurchase from time to time of up to 35,000,000 of our common shares on the open market or in privately negotiated transactions. During 2009, we did not repurchase any of our common shares. From the inception of the repurchase program through February 26, 2010, we have repurchased a total of 23,721,916 common shares at an aggregate cost of approximately $679.1 million. Future levels of common share repurchases will be dependent upon our available capital, investment alternatives, and the trading price of our common shares.

These acquisitions were funded with cash on hand. We continue to monitor the existing trading ranges of all our outstanding debt and equity securities for potential opportunities.

Contractual Obligations

Our significant contractual obligations at December 31, 2009 and their impact on our cash flows and liquidity are summarized below for the years ending December 31 (amounts in thousands):

	Total	2010	2011	2012	2013	2014	Thereafter
Long-term debt (1)	$ 605,557	$ 41,257	$ 154,355	$ 74,722	$259,845	$ 28,472	$ 46,906
Operating leases (2)	95,745	6,135	5,561	5,269	5,046	4,998	68,736
Construction commitments (3) ..	10,055	10,055	-	-	-	-	-
Total..	$ 711,357	$ 57,447	$ 159,916	$ 79,991	$264,891	$ 33,470	$ 115,642

(1) Amounts include principal and fixed-rate interest payments on our notes payable based on their contractual terms. See Note 6 to our December 31, 2009 consolidated financial statements for additional information on our notes payable.

(2) We lease land, equipment and office space under various operating leases. Certain leases are cancelable, however, significant penalties would be incurred upon cancellation. Amounts reflected above consider continuance of the lease without cancellation.

(3) Includes contractual obligations for development and capital expenditures at December 31, 2009.

We have not included any additional funding requirements that we may be required to make to Shurgard Europe as a contractual obligation in the table above, since it is uncertain whether or not we will be required to fund any additional amounts and because such funding is subject to our assent.

Subsequent to December 31, 2009, we called for redemption our Equity Shares, Series A. These shares will be redeemed on April 15, 2010 for an aggregate of $205.2 million or $24.50 per share. These amounts are not included in the table above as they were not an obligation at December 31, 2009.

Off-Balance Sheet Arrangements: At December 31, 2009 we had no material off-balance sheet arrangements as defined under Regulation S-K 303(a)(4) and the instructions thereto.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

To limit our exposure to market risk, we principally finance our operations and growth with permanent equity capital consisting of retained operating cash flow, capital raised through the issuance of common shares and preferred shares. At December 31, 2009, our debt as a percentage of total equity (based on book values) was 5.7%.

Our preferred shares are not redeemable at the option of the holders. These shares, however, are redeemable, after a set period of time, at our option. At December 31, 2009, our Series V, Series W, Series X, Series Y, Series Z, Series A, Series B and Series C preferred shares are currently redeemable by us at our option. Except under certain conditions relating to the Company's qualification as a REIT, the preferred shares are not redeemable by the Company pursuant to its redemption option prior to the dates set forth in Note 8 to our December 31, 2009 consolidated financial statements.

Our market risk sensitive instruments include notes payable, which totaled $518,889,000 at December 31, 2009.

We have foreign currency exposures related to our investment in Shurgard Europe, which has a book value of $272.3 million at December 31, 2009. We also have a loan receivable from Shurgard Europe, which is denominated in Euros, totaling €391.9 million ($561.7 million) at December 31, 2009. We also have an obligation, in certain circumstances, to loan up to an additional €185 million ($265.2 million) to Shurgard Europe.

The table below summarizes annual debt maturities and weighted-average interest rates on our outstanding debt at the end of each year and fair values required to evaluate our expected cash-flows under debt agreements and our sensitivity to interest rate changes at December 31, 2009 (dollar amounts in thousands).

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Fixed rate debt.................	$ 12,710	$131,352	$ 55,575	$ 251,421	$25,400	$ 42,431	$ 518,889	$ 525,883
Average interest rate	5.68%	5.69%	5.70%	5.62%	5.50%	5.50%		
Variable rate debt (1)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Average interest rate								

(1) Amounts include borrowings under our line of credit, which expires in March 2012. As of December 31, 2009, we have no borrowings under our line of credit.

ITEM 8. Financial Statements and Supplementary Data

The financial statements of the Company at December 31, 2009 and December 31, 2008 and for each of the three years in the period ended December 31, 2009 and the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, thereon and the related financial statement schedule, are included elsewhere herein. Reference is made to the Index to Financial Statements and Schedules in Item 15.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

ITEM 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports we file and submit under the Securities Exchange Act of 1934, as amended, ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in accordance with SEC guidelines and that such information is communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures in reaching that level of reasonable assurance. We also have investments in certain unconsolidated entities and because we do not control these entities, our disclosure controls and procedures with respect to such entities are substantially more limited than those we maintain with respect to our consolidated subsidiaries.

As of December 31, 2009, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2009, at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control-Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of internal control over financial reporting as of December 31, 2009, has been audited by Ernst & Young LLP, independent registered public accounting firm. Ernst & Young LLP's report on our internal control over financial reporting appears below.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2009 to which this report relates that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

On February 23, 2010, we filed a certificate of correction to our charter, to correct a scrivener's error by deleting a sentence, purporting to deny shareholders cumulative voting rights in the election of trustees, that was inadvertently retained in the version filed with the Maryland department of assessments and taxation on June 1, 2007. A composite version of our charter, reflecting this deletion, is filed with this Annual Report as Exhibit 3.1.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of
Public Storage

We have audited Public Storage's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Public Storage's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and trustees of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Public Storage maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Public Storage as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009 and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
February 26, 2010

PART III

ITEM 10. Trustees, Executive Officers and Corporate Governance

The information required by this item with respect to trustees is hereby incorporated by reference to the material appearing in the Company's definitive proxy statement to be filed in connection with the annual shareholders' meeting scheduled to be held on May 6, 2010 (the "Proxy Statement") under the caption "Election of Trustees."

The information required by this item with respect to the nominating process, the audit committee and the audit committee financial expert is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance and Board Matters—Audit Committee", "Corporate Governance and Board Matters—Consideration of Candidates for Trustee".

The information required by this item with respect to Section 16(a) compliance is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The information required by this item with respect to a code of ethics is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Corporate Governance and Board Matters." Any amendments to or waivers of the code of ethics granted to the Company's executive officers or the controller will be published promptly on our website or by other appropriate means in accordance with SEC rules and regulations.

The following is a biographical summary of the current executive officers of the Company:

Ronald L. Havner, Jr., age 52, has been the Vice-Chairman, Chief Executive Officer and a member of the Board of Public Storage since November 2002 and President since July 1, 2005. Mr. Havner joined Public Storage in 1986 and held a variety of senior management positions until his appointment as Vice-Chairman and Chief Executive Officer in 2002. Mr. Havner has been Chairman of Public Storage's affiliate, PS Business Parks, Inc. (PSB), since March 1998 and was Chief Executive Officer of PSB from March 1998 until August 2003. He is also a member of the Board of Governors and the Executive Committee of the National Association of Real Estate Investment Trusts, Inc. (NAREIT). He is also a director of Business Machine Security, Inc., General Finance Corporation and a member of the NYU REIT Center Board of Advisors.

John Reyes, age 49, Senior Vice President and Chief Financial Officer, joined Public Storage in 1990 and was Controller of Public Storage from 1992 until December 1996 when he became Chief Financial Officer. He became a Vice President of Public Storage in November 1995 and a Senior Vice President of Public Storage in December 1996. From 1983 to 1990, Mr. Reyes was employed by Ernst & Young as a certified public accountant.

Mark C. Good, age 53, became Senior Vice President and Chief Operating Officer of Public Storage on September 8, 2008. Before joining Public Storage, Mr. Good was with Sears Holdings Corporation since 1997, where he was Executive Vice President and General Manager of Sears Home Services, the nation's largest home appliance repair and home improvement services organization with annual revenues of approximately $3 billion. Mr. Good also served as a director of Sears Canada, Inc.

David F. Doll, age 51, became Senior Vice President and President, Real Estate Group, in February 2005, with responsibility for the real estate activities of Public Storage, including property acquisitions, developments, repackagings, and capital improvements. Before joining Public Storage, Mr. Doll was Senior Executive Vice President of Development for Westfield Corporation, a major international owner and operator of shopping malls, where he was employed since 1995.

Candace N. Krol, age 48, became Senior Vice President of Human Resources in September 2005. From 1985 until joining Public Storage, Ms. Krol was employed by Parsons Corporation, a global engineering and construction firm, where she served in various management positions, most recently as Vice President of Human Resources for the Infrastructure and Technology global business unit.

Steven M. Glick, age 53, became Senior Vice President and Chief Legal Officer of Public Storage on February 23, 2010. From April 2005 until joining Public Storage, Mr. Glick was Senior Vice President and General Counsel, Americas for Technicolor (NYSE:TCH), a services, systems and technology company. Immediately before joining Technicolor (then named Thomson), he was an Executive Vice President at Paramount Pictures with responsibility for, among other things, legal, business development and licensing for International Home Entertainment.

ITEM 11. Executive Compensation

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance and Board Matters," "Executive Compensation," "Corporate Governance and Board Matters--Compensation Committee Interlocks and Insider Participation," and "Report of the Compensation Committee."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Stock Ownership of Certain Beneficial Owners and Management."

The following table sets forth information as of December 31, 2009 on the Company's equity compensation plans:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders (a) .	4,206,921 (b)	$56.49	2,157,952
Equity compensation plans not approved by security holders (c) .	37,101	$23.58	595,002

a) The Company's stock option and stock incentive plans are described more fully in Note 10 to the December 31, 2009 consolidated financial statements. All plans other than the 2000 and 2001 Non-Executive/Non-Director Plans, were approved by the Company's shareholders.

b) Includes 548,354 restricted share units that, if and when vested, will be settled in common shares of the Company on a one for one basis.

c) The outstanding options granted under plans not approved by the Company's shareholders were granted under the Company's 2000 and 2001 Non-Executive/Non-Director Plan, which does not allow participation by the Company's executive officers and trustees. The principal terms of these plans are as follows: (1) 2,500,000 common shares were authorized for grant, (2) this plan is administered by the Equity Awards Committee, except that grants in excess of 100,000 shares to any one person requires approval by the Executive Equity Awards Committee, (3) options are granted at fair market value on the date of grant, (4) options have a ten year term and (5) options vest over three years in equal installments, or as indicated by the applicable grant agreement.

ITEM 13. Certain Relationships and Related Transactions and Trustee Independence

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance" and "Certain Relationships and Related Transactions and Legal Proceedings."

ITEM 14. Principal Accountant Fees and Services

The information required by this item with respect to fees and services provided by the Company's independent auditors is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Ratification of Auditors—Fees Billed to the Company by Ernst & Young LLP for 2009 and 2008".

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

a. 1. Financial Statements

The financial statements listed in the accompanying Index to Financial Statements and Schedules hereof are filed as part of this report.

2. Financial Statement Schedules

The financial statements schedules listed in the accompanying Index to Financial Statements and Schedules are filed as part of this report.

3. Exhibits

See Index to Exhibits contained herein.

b. Exhibits:

See Index to Exhibits contained herein.

c. Financial Statement Schedules

Not applicable.

PUBLIC STORAGE

INDEX TO EXHIBITS (1)

(Items 15(a)(3) and 15(c))

3.1	Articles of Amendment and Restatement of Declaration of Trust of Public Storage, a Maryland real estate investment trust. Filed herewith.
3.2	Bylaws of Public Storage, a Maryland real estate investment trust. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.3	Articles Supplementary for Public Storage Equity Shares, Series A. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.4	Articles Supplementary for Public Storage Equity Shares, Series AAA. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.5	Articles Supplementary for Public Storage 7.500% Cumulative Preferred Shares, Series V. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.6	Articles Supplementary for Public Storage 6.500% Cumulative Preferred Shares, Series W. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.7	Articles Supplementary for Public Storage 6.450% Cumulative Preferred Shares, Series X. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.8	Articles Supplementary for Public Storage 6.850% Cumulative Preferred Shares, Series Y. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.9	Articles Supplementary for Public Storage 6.250% Cumulative Preferred Shares, Series Z. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.10	Articles Supplementary for Public Storage 6.125% Cumulative Preferred Shares, Series A. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.11	Articles Supplementary for Public Storage 7.125% Cumulative Preferred Shares, Series B. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.12	Articles Supplementary for Public Storage 6.600% Cumulative Preferred Shares, Series C. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.13	Articles Supplementary for Public Storage 6.180% Cumulative Preferred Shares, Series D. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.14	Articles Supplementary for Public Storage 6.750% Cumulative Preferred Shares, Series E. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.15	Articles Supplementary for Public Storage 6.450% Cumulative Preferred Shares, Series F. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.16	Articles Supplementary for Public Storage 7.000% Cumulative Preferred Shares, Series G. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.17	Articles Supplementary for Public Storage 6.950% Cumulative Preferred Shares, Series H. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.18	Articles Supplementary for Public Storage 7.250% Cumulative Preferred Shares, Series I. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.19	Articles Supplementary for Public Storage 7.250% Cumulative Preferred Shares, Series K. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.20	Articles Supplementary for Public Storage 6.750% Cumulative Preferred Shares, Series L. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.21	Articles Supplementary for Public Storage 6.625% Cumulative Preferred Shares, Series M. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.22	Articles Supplementary for Public Storage 7.000% Cumulative Preferred Shares, Series N. Filed with the Registrant's Current Report on Form 8-K dated June 28, 2007 and incorporated by reference herein.
4.1	Master Deposit Agreement, dated as of May 31, 2007. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
10.1	Amended Management Agreement between Registrant and Public Storage Commercial Properties Group, Inc. dated as of February 21, 1995. Filed with Public Storage Inc.'s ("PSI") Annual Report on Form 10-K for the year ended December 31, 1994 (SEC File No. 001-0839) and incorporated herein by reference.
10.2 10.2	10.3 Second Amended and Restated Management Agreement by and among Registrant and the entities listed therein dated as of November 16, 1995. Filed with PS Partners, Ltd.'s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 001-11186) and incorporated herein by reference.

10.3	Limited Partnership Agreement of PSAF Development Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 (SEC File No. 001-0839) and incorporated herein by reference.
10.4	Agreement of Limited Partnership of PS Business Parks, L.P. Filed with PS Business Parks, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 (SEC File No. 001-10709) and incorporated herein by reference.
10.5	Amended and Restated Agreement of Limited Partnership of Storage Trust Properties, L.P. (March 12, 1999). Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (SEC File No. 001-0839) and incorporated herein by reference.
10.6	Limited Partnership Agreement of PSAC Development Partners, L.P. Filed with PSI's Current Report on Form 8-K dated November 15, 1999 (SEC File No. 001-0839) and incorporated herein by reference.
10.7	Agreement of Limited Liability Company of PSAC Storage Investors, L.L.C. Filed with PSI's Current Report on Form 8-K dated November 15, 1999 (SEC File No. 001-0839) and incorporated herein by reference.
10.8	Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Annual Report on Form 10-K for the year ended December 31, 1999 (SEC File No. 001-0839) and incorporated herein by reference.
10.9	Amendment to Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 (SEC File No. 001-0839) and incorporated herein by reference.
10.10	Second Amendment to Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 (SEC File No. 001-0839) and incorporated herein by reference.
10.11	Third Amendment to Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.
10.12	Limited Partnership Agreement of PSAF Acquisition Partners, L.P. Filed with PSI's Annual Report on Form 10-K for the year ended December 31, 2003 (SEC File No. 001-0839) and incorporated herein by reference.
10.13	Credit Agreement by and among Registrant, Wells Fargo Bank, National Association and Wachovia Bank, National Association as co-lead arrangers, and the other financial institutions party thereto, dated March 27, 2007. Filed with PSI's Current Report on Form 8-K on April 2, 2007 (SEC File No. 001-0839) and incorporated herein by reference.
10.14*	Post-Retirement Agreement between Registrant and B. Wayne Hughes dated as of March 11, 2004. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and incorporated herein by reference.
10.15*	Shurgard Storage Centers, Inc. 1995 Long Term Incentive Compensation Plan. Incorporated by reference to Appendix B of Definitive Proxy Statement dated June 8, 1995 filed by Shurgard (SEC File No. 001-11455).

10.16*	Shurgard Storage Centers, Inc. 2000 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.27 Annual Report on Form 10-K for the year ended December 31, 2000 filed by Shurgard (SEC File No. 001-11455).
10.17*	Shurgard Storage Centers, Inc. 2004 Long Term Incentive Compensation Plan. Incorporated by reference to Appendix A of Definitive Proxy Statement dated June 7, 2004 filed by Shurgard (SEC File No. 001-11455).
10.18*	Public Storage, Inc. 1996 Stock Option and Incentive Plan. Filed with PSI's Annual Report on Form 10-K for the year ended December 31, 2000 (SEC File No. 001-0839) and incorporated herein by reference.
10.19*	Public Storage, Inc. 2000 Non-Executive/Non-Director Stock Option and Incentive Plan. Filed with PSI's Registration Statement on Form S-8 (SEC File No. 333-52400) and incorporated herein by reference.
10.20*	Public Storage, Inc. 2001 Non-Executive/Non-Director Stock Option and Incentive Plan. Filed with PSI's Registration Statement on Form S-8 (SEC File No. 333-59218) and incorporated herein by reference.
10.21*	Public Storage, Inc. 2001 Stock Option and Incentive Plan ("2001 Plan"). Filed with PSI's Registration Statement on Form S-8 (SEC File No. 333-59218) and incorporated herein by reference.
10.22*	Form of 2001 Plan Non-qualified Stock Option Agreement. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.
10.23*	Form of 2001 Plan Restricted Share Unit Agreement. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.
10.24*	Form of 2001 Plan Non-Qualified Outside Director Stock Option Agreement. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.
10.25*	Public Storage, Inc. Performance-Based Compensation Plan for Covered Employees. Filed with PSI's Current Report on Form 8-K dated May 11, 2005 (SEC File No. 001-0839) and incorporated herein by reference.
10.26*	Public Storage 2007 Equity and Performance-Based Incentive Compensation Plan. Filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-8 (SEC File No. 333-144907) and incorporated herein by reference.
10.27*	Form of 2007 Plan Restricted Stock Unit Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.
10.28*	Form of 2007 Plan Stock Option Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.
10.29*	Form of Indemnity Agreement. Filed with Registrant's Amendment No. 1 to Registration Statement on Form S-4 (SEC File No. 333-141448) and incorporated herein by reference.

10.30*	Offer letter/Employment Agreement dated as of July 28, 2008 between Registrant and Mark Good. Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K dated September 9, 2008 and incorporated herein by reference.
12	Statement Re: Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends. Filed herewith.
31.1	Rule 13a – 14(a) Certification. Filed herewith.
31.2	Rule 13a – 14(a) Certification. Filed herewith.
32	Section 1350 Certifications. Filed herewith.
101 .INS**	XBRL Instance Document
101 .SCH**	XBRL Taxonomy Extension Schema
101 .CAL**	XBRL Taxonomy Extension Calculation Linkbase
101 .DEF**	XBRL Taxonomy Extension Definition Linkbase
101 .LAB**	XBRL Taxonomy Extension Label Linkbase
101 .PRE**	XBRL Taxonomy Extension Presentation Link

_ (1) SEC File No. 001-33519 unless otherwise indicated.

* Denotes management compensatory plan agreement or arrangement.

** Furnished herewith.

PUBLIC STORAGE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(Item 15 (a))

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders
Public Storage

We have audited the accompanying consolidated balance sheets of Public Storage as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Public Storage at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests (formerly minority interests) with the adoption of the guidance originally issued in FASB Statement No. 160 "Noncontrolling Interests in Consolidated Financial Statements" (codified in FASB ASC Topic 810, Consolidation) effective January 1, 2009, and retroactively applied.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Public Storage's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Los Angeles, California
February 26, 2010

PUBLIC STORAGE
CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008
(Amounts in thousands, except share data)

	December 31, 2009	December 31, 2008
ASSETS		
Cash and cash equivalents	$ 763,789	$ 680,701
Real estate facilities, at cost:		
Land	2,717,368	2,716,254
Buildings	7,575,587	7,490,768
	10,292,955	10,207,022
Accumulated depreciation	(2,734,449)	(2,405,473)
	7,558,506	7,801,549
Construction in process	3,527	20,340
	7,562,033	7,821,889
Investment in real estate entities	612,316	544,598
Goodwill, net	174,634	174,634
Intangible assets, net	38,270	52,005
Loan receivable from Shurgard Europe	561,703	552,361
Other assets	92,900	109,857
Total assets	$ 9,805,645	$ 9,936,045
LIABILITIES AND EQUITY		
Notes payable	$ 518,889	$ 643,811
Accrued and other liabilities	212,253	212,353
Total liabilities	731,142	856,164
Redeemable noncontrolling interests in subsidiaries (Note 7)	13,122	12,777
Commitments and contingencies (Note 13)		
Equity:		
Public Storage shareholders' equity:		
Cumulative Preferred Shares of beneficial interest, $0.01 par value, 100,000,000 shares authorized, 886,140 shares issued (in series) and outstanding, (887,122 at December 31, 2008), at liquidation preference	3,399,777	3,424,327
Common Shares of beneficial interest, $0.10 par value, 650,000,000 shares authorized, 168,405,539 shares issued and outstanding (168,279,732 at December 31, 2008)	16,842	16,829
Equity Shares of beneficial interest, Series A, $0.01 par value, 100,000,000 shares authorized, 8,377.193 shares issued and outstanding	-	-
Paid-in capital	5,680,549	5,590,093
Accumulated deficit	(153,759)	(290,323)
Accumulated other comprehensive loss	(15,002)	(31,931)
Total Public Storage shareholders' equity	8,928,407	8,708,995
Equity of permanent noncontrolling interests in subsidiaries (Note 7)	132,974	358,109
Total equity	9,061,381	9,067,104
Total liabilities and equity	$ 9,805,645	$ 9,936,045

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF INCOME
For each of the three years in the period ended December 31, 2009
(Amounts in thousands, except per share amounts)

	2009	2008	2007
Revenues:			
Self-storage facilities	$ 1,490,292	$ 1,579,017	$ 1,660,304
Ancillary operations	107,597	108,421	115,481
Interest and other income	29,813	36,155	11,417
	1,627,702	1,723,593	1,787,202
Expenses:			
Cost of operations:			
Self-storage facilities	486,928	519,090	579,193
Ancillary operations	36,011	36,528	51,961
Depreciation and amortization	340,233	411,981	619,598
General and administrative	35,735	62,809	59,749
Interest expense	29,916	43,944	63,671
	928,823	1,074,352	1,374,172
Income from continuing operations before equity in earnings of real estate entities, gains on disposition of real estate investments, net, casualty (loss) gain, gain on early retirement of debt and foreign currency exchange gain (loss)	698,879	649,241	413,030
Equity in earnings of real estate entities	53,244	20,391	12,738
Gains on disposition of real estate investments, net	33,426	336,545	2,547
Casualty (loss) gain	-	(525)	2,665
Gain on early retirement of debt	4,114	-	-
Foreign currency exchange gain (loss)	9,662	(25,362)	58,444
Income from continuing operations	799,325	980,290	489,424
Discontinued operations	(8,869)	(6,418)	(2,346)
Net income	790,456	973,872	487,078
Net income allocated (to) from noncontrolling interests in subsidiaries:			
Based upon income of the subsidiaries	(27,835)	(38,696)	(29,543)
Based upon repurchases of preferred partnership units	72,000	-	-
Net income allocable to Public Storage shareholders	$ 834,621	$ 935,176	$ 457,535
Allocation of net income to (from) Public Storage shareholders:			
Preferred shareholders based on distributions paid	$ 232,431	$ 239,721	$ 236,757
Preferred shareholders based on repurchases	(6,218)	(33,851)	-
Equity Shares, Series A	20,524	21,199	21,424
Restricted share units	1,918	2,304	376
Common shareholders	585,966	705,803	198,978
	$ 834,621	$ 935,176	$ 457,535
Net income per common share – basic			
Continuing operations	$ 3.53	$ 4.23	$ 1.19
Discontinued operations	(0.05)	(0.04)	(0.01)
	$ 3.48	$ 4.19	$ 1.18
Net income per common share – diluted			
Continuing operations	$ 3.52	$ 4.22	$ 1.18
Discontinued operations	(0.05)	(0.04)	(0.01)
	$ 3.47	$ 4.18	$ 1.17
Basic weighted average common shares outstanding	168,358	168,250	169,342
Diluted weighted average common shares outstanding	168,768	168,675	169,850
Equity Shares, Series A (basic and diluted):			
Net income per share	$ 2.45	$ 2.45	$ 2.45
Weighted average depositary shares	8,377	8,652	8,744

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF EQUITY
For each of the three years in the period ended December 31, 2009
(Amounts in thousands, except share and per share amounts)

	Cumulative Preferred Shares	Common Shares	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Public Storage Shareholders' Equity	Equity of Permanent Noncontrolling Interests in Subsidiaries	Total Equity
Balances at December 31, 2006	$ 2,855,000	$ 16,915	$ 5,661,507	$ (344,706)	$ 19,329	$ 8,208,045	$ 499,178	$ 8,707,223
Issuance of cumulative preferred shares (26,900 shares)	672,500	-	(20,608)	-	-	651,892	-	651,892
Issuance of common shares in connection with share-based compensation (278,008 shares) (Note 10)	-	28	8,429	-	-	8,457	-	8,457
Share-based compensation expense, net of cash compensation in lieu of common shares(Note 10)	-	-	4,647	-	-	4,647	-	4,647
Disposition of permanent noncontrolling interests in subsidiaries, net (Note 7)	-	-	-	-	-	-	3,033	3,033
Net income	-	-	-	487,078	-	487,078	-	487,078
Net income allocated to (Note 7):								
Redeemable noncontrolling interests in subsidiaries	-	-	-	(800)	-	(800)	-	(800)
Permanent noncontrolling equity interests	-	-	-	(28,743)	-	(28,743)	28,743	-
Distributions to equity holders:								
Cumulative preferred shares (Note 8)	-	-	-	(236,757)	-	(236,757)	-	(236,757)
Permanent noncontrolling interests in subsidiaries	-	-	-	-	-	-	(40,567)	(40,567)
Equity Shares, Series A ($2.45 per depositary share)	-	-	-	(21,424)	-	(21,424)	-	(21,424)
Holders of unvested restricted share units	-	-	-	(1,313)	-	(1,313)	-	(1,313)
Common shares ($2.00 per share)	-	-	-	(338,689)	-	(338,689)	-	(338,689)
Other comprehensive income (Note 2)	-	-	-	-	30,736	30,736	9,740	40,476
Balances at December 31, 2007	3,527,500	16,943	5,653,975	(485,354)	50,065	8,763,129	500,127	9,263,256
Repurchase of cumulative preferred shares (852,378 shares) (Note 8)	(103,173)	-	36,294	-	-	(66,879)	-	(66,879)
Repurchase of Equity Shares, Series A (367,000 shares) (Note 8)	-	-	(7,707)	-	-	(7,707)	-	(7,707)
Issuance of common shares in connection with share-based compensation (377,453 shares) (Note 10)	-	38	10,852	-	-	10,890	-	10,890
Repurchase of common shares (1,520,196 shares) (Note 8)	-	(152)	(111,751)	-	-	(111,903)	-	(111,903)
Share-based compensation expense, net of cash compensation in lieu of common shares (Note 10)	-	-	8,430	-	-	8,430	-	8,430
Adjustments of redeemable noncontrolling interests in subsidiaries to liquidation value (Note 7)	-	-	-	(6,469)	-	(6,469)	-	(6,469)
Deconsolidation of permanent noncontrolling interests in subsidiaries due to disposition of an interest (Note 7)	-	-	-	-	-	-	(148,901)	(148,901)
Net income	-	-	-	973,872	-	973,872	-	973,872
Net income to (Note 7):								
Redeemable noncontrolling interests in subsidiaries	-	-	-	(1,083)	-	(1,083)	-	(1,083)
Permanent noncontrolling equity interests	-	-	-	(37,613)	-	(37,613)	37,613	-
Distributions to equity holders:								
Cumulative preferred shares (Note 8)	-	-	-	(239,721)	-	(239,721)	-	(239,721)
Permanent noncontrolling interests in subsidiaries	-	-	-	-	-	-	(37,993)	(37,993)
Equity Shares, Series A ($2.45 per depositary share)	-	-	-	(21,199)	-	(21,199)	-	(21,199)
Holders of unvested restricted share units	-	-	-	(1,933)	-	(1,933)	-	(1,933)
Common shares ($2.80 per share)	-	-	-	(470,823)	-	(470,823)	-	(470,823)
Other comprehensive loss (Note 2)	-	-	-	-	(81,996)	(81,996)	7,263	(74,733)

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF EQUITY
For each of the three years in the period ended December 31, 2009
(Amounts in thousands, except share and per share amounts)

	Cumulative Preferred Shares	Common Shares	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Public Storage Shareholders' Equity	Equity of Permanent Noncontrolling Interests in Subsidiaries	Total Equity
Balances at December 31, 2008	3,424,327	16,829	5,590,093	(290,323)	(31,931)	8,708,995	358,109	9,067,104
Repurchase of cumulative preferred shares (982,000 shares) (Note 8)	(24,550)	-	7,015	-	-	(17,535)	-	(17,535)
Repurchase of preferred partnership units (Note 7)	-	-	72,000	-	-	72,000	(225,000)	(153,000)
Issuance of common shares in connection with share-based compensation (125,807 shares) (Note 10)	-	13	2,179	-	-	2,192	-	2,192
Share-based compensation expense, net of cash compensation in lieu of common shares (Note 10)	-	-	9,262	-	-	9,262	-	9,262
Adjustments of redeemable noncontrolling interests in subsidiaries to liquidation value (Note 7)	-	-	-	(1,392)	-	(1,392)	-	(1,392)
Net income	-	-	-	790,456	-	790,456	-	790,456
Net income allocated to (Note 7):								
Redeemable noncontrolling interests in subsidiaries	-	-	-	(993)	-	(993)	-	(993)
Permanent noncontrolling equity interests	-	-	-	(26,842)	-	(26,842)	26,842	-
Distributions to equity holders:								
Cumulative preferred shares (Note 8)	-	-	-	(232,431)	-	(232,431)	-	(232,431)
Permanent noncontrolling interests in subsidiaries	-	-	-	-	-	-	(26,977)	(26,977)
Equity Shares, Series A ($2.45 per depositary share)	-	-	-	(20,524)	-	(20,524)	-	(20,524)
Holders of unvested restricted share units	-	-	-	(1,306)	-	(1,306)	-	(1,306)
Common shares ($2.20 per share)	-	-	-	(370,404)	-	(370,404)	-	(370,404)
Other comprehensive income (Note 2)	-	-	-	-	16,929	16,929	-	16,929
Balances at December 31, 2009	$ 3,399,777	$ 16,842	$ 5,680,549	$ (153,759)	$ (15,002)	$ 8,928,407	$ 132,974	$ 9,061,381

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2009
(Amounts in thousands)

	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 790,456	$ 973,872	$ 487,078
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on disposition of real estate investments, including amounts in discontinued operations	(39,444)	(336,545)	(6,883)
Gain on early retirement of debt	(4,114)	-	-
Impairment charge on intangible asset included in discontinued operations	8,205	-	-
Depreciation and amortization, including amounts in discontinued operations	342,127	414,201	622,894
Distributions received from real estate entities (less than) in excess of equity in earnings of real estate entities	(3,836)	23,064	10,868
Foreign currency exchange (gain) loss	(9,662)	25,362	(58,444)
Other	29,125	(22,983)	(7,861)
Total adjustments	322,401	103,099	560,574
Net cash provided by operating activities	1,112,857	1,076,971	1,047,652
Cash flows from investing activities:			
Capital improvements to real estate facilities	(62,352)	(76,311)	(69,102)
Construction in process	(14,165)	(74,611)	(122,320)
Acquisition of real estate facilities	-	(43,569)	(72,787)
Acquisition of common stock of PS Business Parks	(17,825)	-	-
Proceeds from sales of real estate and other real estate investments	11,596	2,227	8,708
Proceeds from the disposition of interest in Shurgard Europe (Note 3)	-	609,059	-
Deconsolidation of Shurgard Europe (Note 3)	-	(34,588)	-
Investment in Shurgard Europe	-	(54,702)	-
Sale of real estate investments to affiliates (Note 7)	-	-	4,909
Acquisition of redeemable noncontrolling interests in subsidiaries	(750)	-	-
Other investing activities	(7,913)	12,513	(11,284)
Net cash (used in) provided by investing activities	(91,409)	340,018	(261,876)
Cash flows from financing activities:			
Principal payments on notes payable	(7,504)	(62,877)	(508,942)
Redemption of senior unsecured notes payable	(109,622)	-	-
Issuance of secured note payable	-	12,750	-
Net repayments on bank credit facilities	-	-	(345,000)
Proceeds from borrowing on debt of Existing European Joint Ventures	-	14,654	54,081
Net proceeds from the issuance of common shares	2,192	10,890	8,457
Net proceeds from the issuance of cumulative preferred shares	-	-	651,892
Repurchases of common shares	-	(111,903)	-
Repurchases of cumulative preferred shares	(17,535)	(66,879)	(302,150)
Repurchases of Equity Shares, Series A	-	(7,707)	-
Repurchases of permanent noncontrolling interests	(153,000)	-	-
Distributions paid to Public Storage shareholders	(624,665)	(733,676)	(598,183)
Distributions paid to redeemable noncontrolling interests	(1,290)	(1,335)	(1,092)
Distributions paid to permanent noncontrolling equity interests	(26,977)	(37,993)	(40,567)
Net cash used in financing activities	(938,401)	(984,076)	(1,081,504)
Net increase (decrease) in cash and cash equivalents	83,047	432,913	(295,728)
Net effect of foreign exchange translation on cash	41	2,344	5,488
Cash and cash equivalents at the beginning of the year	680,701	245,444	535,684
Cash and cash equivalents at the end of the year	$ 763,789	$ 680,701	$ 245,444

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2009
(Amounts in thousands)

(Continued)

	2009	2008	2007
Supplemental schedule of non cash investing and financing activities:			
Foreign currency translation adjustment:			
Real estate facilities, net of accumulated depreciation	$ (1,444)	$ (90,921)	$ (127,456)
Construction in process	-	(957)	(4,623)
Investment in real estate entities	(15,764)	63,495	-
Intangible assets, net	-	(4,528)	(6,226)
Loan receivable from Shurgard Europe	(9,342)	66,461	-
Other assets	-	(3,756)	(7,070)
Notes payable	-	28,912	38,116
Accrued and other liabilities	-	5,879	13,827
Permanent noncontrolling equity interests in subsidiaries	-	7,263	9,740
Accumulated other comprehensive income (loss)	26,591	(69,504)	89,180
Real estate disposed of in exchange for other asset	2,941	-	-
Other asset received in exchange for disposal of real estate	(2,941)	-	-
Revaluation of redeemable noncontrolling interests:			
Accumulated deficit	(1,392)	(6,469)	-
Redeemable noncontrolling interests	1,392	6,469	-
Deconsolidation of real estate entities (2008: Shurgard Europe, Note 3)			
Real estate facilities, net of accumulated depreciation	-	1,693,524	41,409
Construction in process	-	10,886	-
Investment in real estate entities	-	(588,801)	(23,079)
Loan receivable from Shurgard Europe	-	(618,822)	-
Intangible assets, net	-	78,135	1,816
Other assets	-	68,486	344
Notes payable	-	(424,995)	(19,329)
Accrued and other liabilities	-	(104,100)	(544)
Permanent noncontrolling equity interests in subsidiaries	-	(148,901)	(682)
Real estate acquired in exchange for assumption of note payable and extinguishment of investment	-	(12,388)	-
Note payable assumed in connection with the acquisition of real estate	-	10,250	-
Investment extinguished in exchange for real estate	-	2,138	-
Investment in real estate entities disposed in exchange for other asset	-	5,300	-
Other asset received in connection with disposal of real estate investment	-	(5,300)	-
Consolidation of entities in connection with the acquisition of an interest in the Unconsolidated Entities:			
Real estate facilities	-	-	(14,604)
Intangible assets	-	-	(1,048)
Notes payable	-	-	6,681

See accompanying notes.

PUBLIC STORAGE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009

1. Description of the Business

Public Storage (referred to herein as "the Company", "the Trust", "we", "us", or "our"), a Maryland real estate investment trust, was organized in 1980. Our principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, generally on a month-to-month basis, for personal and business use. Our self-storage facilities are located primarily in the United States ("U.S."). We also have interests in self-storage facilities located in seven Western European countries.

At December 31, 2009, we had direct and indirect equity interests in 2,010 self-storage facilities located in 38 states operating under the "Public Storage" name, and 188 self-storage facilities located in Europe which operate under the "Shurgard Storage Centers" name. We also have direct and indirect equity interests in approximately 21 million net rentable square feet of commercial space located in 11 states in the U.S. primarily operated by PS Business Parks, Inc. ("PSB") under the "PS Business Parks" name.

Any reference to the number of properties, square footage, number of tenant reinsurance policies outstanding and the aggregate coverage of such reinsurance policies are unaudited and outside the scope of our independent registered public accounting firm's review and audit of our financial statements in accordance with the standards of the Public Company Accounting Oversight Board.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are presented on an accrual basis in accordance with U.S. generally accepted accounting principles ("GAAP") and include the accounts of the Company and our consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Certain amounts previously reported in our December 31, 2008 and 2007 financial statements have been reclassified to conform to the December 31, 2009 presentation, including discontinued operations, the grouping of the separate captions "cumulative earnings" and "cumulative distributions" into "accumulated deficit" on our consolidated balance sheet, as well as reclassifications required by newly implemented accounting standards described below.

Adjustments due to accounting pronouncements becoming effective January 1, 2009

On January 1, 2009, accounting standards promulgated by the Financial Accounting Standards Board ("FASB") became effective which affected the classification of ownership interests other than those in the Company, such as limited partnership interests in entities that are consolidated in the financial statements of the Company. In accordance with these standards, we have reclassified the equity interests previously referred to as minority interests on our balance sheet at December 31, 2008 to "equity of permanent noncontrolling interests in subsidiaries" or "redeemable noncontrolling interests in subsidiaries." These reclassifications increased equity by $351,640,000, increased accumulated deficit by $6,469,000, increased redeemable noncontrolling interests in subsidiaries by $12,777,000, and decreased minority interest by $364,417,000, as compared to the amounts previously presented as of December 31, 2008. On our consolidated statement of income, income allocations to the aforementioned equity interests were reclassified from "minority interest in income", a reduction to income, to "net income allocated to noncontrolling interests in subsidiaries," an allocation of net income in calculating net income allocable to our common shareholders. These adjustments increased net income $38,696,000 and $29,543,000 for the years ended December 31, 2008 and 2007, respectively, but had no impact upon net income allocable to our common shareholders or on earnings per common share, as compared to amounts previously presented.

In addition, FASB accounting standards became effective January 1, 2009 which required the "two class" method of allocating income with respect to our restricted share units to determine basic and diluted earnings per common share. Previously, all restricted share units were included in weighted average diluted shares, using the treasury stock method. This change resulted in a decrease in income allocable to our common shareholders of approximately $2,304,000 and $376,000, a decrease in diluted weighted average common shares outstanding of 208,000 and 297,000 and a decrease of $0.02 and $0.01 in basic and diluted earnings per common share, respectively, for the year ended December 31, 2008 as compared to amounts previously presented for the year ended December 31, 2008. These changes had no impact on the basic and diluted earnings per common share amounts previously presented for the year ended December 31, 2007.

Consolidation Policy

Pursuant to Codification Section 810-10-15-14, any entity where a) the equity is insufficient to finance its activities without additional subordinated financial support provided by any parties, or b) the equity holders as a group lack specific characteristics, as defined in the Codification, of a controlling financial interest, is considered a Variable Interest Entity ("VIE"). VIEs in which we are the primary beneficiary are consolidated. Entities that are not VIEs that we control are consolidated.

When we are the general partner, we are presumed to control the partnership unless the limited partners possess either a) the substantive ability to dissolve the partnership or otherwise remove us as general partner without cause (commonly referred to as "kick-out rights"), or b) the right to participate in substantive operating and financial decisions of the limited partnership that are expected to be made in the course of the partnership's business.

The accounts of the entities we control, along with the accounts of the VIEs for which we are the primary beneficiary, are included in our consolidated financial statements, and all intercompany balances and transactions are eliminated. We account for our investment in entities that we do not consolidate using the equity method of accounting or, if we do not have the ability to exercise significant influence over an investee, the cost method of accounting. Changes in consolidation status are reflected effective the date the change of control or determination of primary beneficiary status occurred, and previously reported periods are not restated. The entities that we consolidate, for the periods in which the reference applies, are referred to hereinafter as the "Subsidiaries." The entities that we have an interest in but do not consolidate, for the periods in which the reference applies, are referred to hereinafter as the "Unconsolidated Entities."

Collectively, at December 31, 2009, the Company and the Subsidiaries own a total of 1,999 real estate facilities included in continuing operations, consisting of 1,990 self-storage facilities in the U.S., one self-storage facility in London, England and eight commercial facilities in the U.S. One facility owned by the Company is subject to condemnation proceedings and its operating results are classified as discontinued operations for all periods presented.

At December 31, 2009, the Unconsolidated Entities are comprised of PSB, Shurgard Europe, and various limited and joint venture partnerships (the partnerships referred to as the "Other Investments"). At December 31, 2009, PSB owns approximately 19.6 million rentable square feet of commercial space, Shurgard Europe has interests in 187 self-storage facilities in Europe with 10.1 million net rentable square feet, and the Other Investments own in aggregate 19 self-storage facilities with 1.1 million net rentable square feet in the U.S.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

For all taxable years subsequent to 1980, the Company has qualified and intends to continue to qualify as a real estate investment trust ("REIT"), as defined in Section 856 of the Internal Revenue Code. As a REIT, we do not incur federal or significant state tax on that portion of our taxable income which is distributed to our shareholders, provided that we meet certain tests. We believe we have met these tests during 2009, 2008 and 2007 and, accordingly, no provision for federal income taxes has been made in the accompanying consolidated financial statements on income produced and distributed on real estate rental operations. We have business operations in taxable REIT subsidiaries that are subject to regular corporate tax on their taxable income, and such corporate taxes attributable to these operations are presented in ancillary cost of operations in our accompanying consolidated statements of income. We also are subject to certain state taxes, which are presented in general and administrative expense in our accompanying consolidated statements of income. We have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements with respect to all tax periods which remain subject to examination by major tax jurisdictions as of December 31, 2009.

Real Estate Facilities

Real estate facilities are recorded at cost. Costs associated with the acquisition, development, construction, renovation and improvement of properties are capitalized. Interest, property taxes and other costs associated with development incurred during the construction period are capitalized as building cost. Costs associated with the sale of real estate facilities or interests in real estate investments are expensed as incurred. The purchase cost of existing self-storage facilities that we acquire are allocated based upon relative fair value of the land, building and tenant intangible components of the real estate facility. Expenditures for repairs and maintenance are expensed when incurred. Depreciation expense is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which generally range from 5 to 25 years.

Other Assets

Other assets primarily consist of prepaid expenses, investments in held-to-maturity debt securities, accounts receivable, interest receivable, and restricted cash.

Accrued and Other Liabilities

Accrued and other liabilities consist primarily of trade payables, property tax accruals, tenant prepayments of rents, accrued interest payable, accrued payroll, losses and loss adjustment liabilities for our own exposures, and estimated losses related to our tenant insurance activities. Contingent losses are accrued when they are determined to be probable, and to the extent that they are estimable. When it is at least reasonably possible that a significant unaccrued contingent loss has occurred, we disclose the nature of that potential loss under "Legal Matters" in Note 13 "Commitments and Contingencies".

Financial Instruments

We have estimated the fair value of our financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of market value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

For purposes of financial statement presentation, we consider all highly liquid financial instruments such as short-term treasury securities, money market funds with daily liquidity and a rating of at least AAA by Standard and Poor's, or investment grade (rated A1 by Standard and Poor's) short-term commercial paper with remaining maturities of three months or less at the date of acquisition to be cash equivalents. Any such cash and cash equivalents which are restricted from general corporate use (restricted cash) due to insurance or other regulations, or based upon contractual requirements, are included in other assets.

Due to the short maturity and the underlying characteristics of our cash and cash equivalents, other assets, and accrued and other liabilities, we believe the carrying values as presented on the consolidated balance sheets are reasonable estimates of fair value.

Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash which are included in other assets on our accompanying consolidated balance sheets, accounts receivable and the loan receivable from Shurgard Europe. Cash and cash equivalents and restricted cash, consisting of short-term investments, including commercial paper, are only invested in instruments with an investment grade rating. See "Loan Receivable from Shurgard Europe" below for information regarding our fair value measurement of this instrument.

At December 31, 2009, due primarily to our investment in and loan receivable from Shurgard Europe, our operations and our financial position are affected by fluctuations in currency exchange rates between the Euro, and to a lesser extent, other European currencies, against the U.S. Dollar.

We estimate the fair value of our notes payable to be $525,883,000 at December 31, 2009, based primarily upon discounting the future cash flows under each respective note at an interest rate that approximates loans with similar credit quality and term to maturity.

Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net tangible and identifiable intangible assets acquired in business combinations, and has an indeterminate life. Each business combination from which our goodwill arose was for the acquisition of single businesses and accordingly, the allocation of our goodwill to our business segments is based directly on such acquisitions. Our goodwill balance of $174,634,000 is reported net of accumulated amortization of $85,085,000 as of December 31, 2009 and 2008 in our accompanying consolidated balance sheets.

Intangible Assets

We acquire finite-lived intangible assets representing primarily the estimated value of the tenants in place (a "Tenant Intangible") at the date of the acquisition of each respective acquired facility. Tenant Intangibles are amortized relative to the benefit of the tenants in place to each period.

At December 31, 2009, our Tenant Intangibles have a net book value of $19,446,000 ($33,181,000 at December 31, 2008). Accumulated amortization with respect to properties where the related Tenant Intangibles had not yet become fully amortized totaled $14,688,000 at December 31,

2009 ($142,976,000 at December 31, 2008 with respect to properties where the related Tenant Intangibles had not yet become fully amortized).

Amortization expense of $5,530,000, $51,158,000 and $247,844,000 was recorded for our Tenant Intangibles for the years ended December 31, 2009, 2008 and 2007, respectively. Also during the year ended December 31, 2009, we recorded an impairment charge of $8,205,000, reflected under "discontinued operations" on our consolidated statement of income, in connection with an eminent domain proceeding at one of our facilities.

We also have an intangible asset representing the value of the "Shurgard" trade name, which is used by Shurgard Europe pursuant to a licensing agreement, with a book value of $18,824,000 at December 31, 2009 and 2008. The Shurgard trade name has an indefinite life and, accordingly, we do not amortize this asset but instead analyze it on an annual basis for impairment. No impairments have been noted from any of our annual evaluations.

Evaluation of Asset Impairment

We evaluate our real estate and intangibles for impairment on a quarterly basis. We first evaluate these assets for indicators of impairment, and if any indicators of impairment are noted, we determine whether the carrying value of such assets is in excess of the future estimated undiscounted cash flows attributable to these assets. If there is excess carrying value over such future undiscounted cash flows, an impairment charge is booked for the excess of carrying value over the assets' estimated fair value. Any long-lived assets which we expect to sell or otherwise dispose of prior to their estimated useful life are stated at the lower of their estimated net realizable value (estimated fair value less cost to sell) or their carrying value. No impairment was identified from our evaluations in any periods presented in the accompanying consolidated financial statements, other than the impairment totaling $8,205,000 described above with respect to Tenant Intangibles which impairment was recorded in 2009.

We evaluate impairment of goodwill annually by comparing the aggregate book value (including goodwill) of each reporting unit to their respective estimated fair value. No impairment of our goodwill was identified in our annual evaluation at December 31, 2009.

Revenue and Expense Recognition

Rental income, which is generally earned pursuant to month-to-month leases for storage space, as well as late charges and administrative fees, are recognized as earned. Promotional discounts are recognized as a reduction to rental income over the promotional period, which is generally during the first month of occupancy. Ancillary revenues and interest and other income are recognized when earned. Equity in earnings of real estate entities is recognized based on our ownership interest in the earnings of each of the Unconsolidated Entities.

We accrue for property tax expense based upon actual amounts billed for the related time periods and, in some circumstances due to taxing authority assessment and billing timing and disputes of assessed amounts, estimates and historical trends. If these estimates are incorrect, the timing and amount of expense recognition could be affected. Cost of operations, general and administrative expense, interest expense, as well as television, yellow page, and other advertising expenditures are expensed as incurred. Casualty losses or gains are recognized in the period the casualty occurs, based upon the differential between the book value of assets destroyed and estimated insurance proceeds, if any, that we expect to receive in accordance with our insurance contracts.

Foreign Currency Exchange Translation

The local currency is the functional currency for the foreign operations for which we have an interest. Assets and liabilities included on our consolidated balance sheets, including our equity investment in, and our loan receivable from, Shurgard Europe, are translated at end-of-period exchange rates, while revenues, expenses, and equity in earnings in the related real estate entities, are translated at the average exchange rates in effect during the period. The Euro, which represents the functional currency used by a majority of the foreign operations for which we have an interest, was translated at an end-of-period exchange rate of approximately 1.433 U.S. Dollars per Euro at December 31, 2009 (1.409 at December 31, 2008), and average exchange rates of 1.393, 1.470 and 1.370 for the years ended December 31, 2009, 2008 and 2007, respectively. Equity is translated at historical rates and the resulting cumulative translation adjustments, to the extent not included in net income, are included as a component of accumulated other comprehensive income (loss) until the translation adjustments are realized. See "Other Comprehensive Income" below for further information regarding our foreign currency translation gains and losses.

Fair Value Accounting

In 2006, the FASB clarified in accounting pronouncements that "fair value" as the term is used in GAAP is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, and established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The Company adopted the provisions of these revised accounting pronouncements on January 1, 2008 with respect to financial assets and liabilities and on January 1, 2009 with respect to non-financial assets and liabilities. The adoption of these provisions had no effect on our financial position, operating results or cash flows. See "Loan Receivable from Shurgard Europe" below and "Financial Instruments" above, as well as "Redeemable Noncontrolling Interests in Subsidiaries" and "Other Permanent Noncontrolling Interests in Subsidiaries" in Note 7 for information regarding our fair value measurements.

Loan Receivable from Shurgard Europe

As of December 31, 2009, we had a €391.9 million loan receivable from Shurgard Europe totaling $561,703,000 ($552,361,000 at December 31, 2008). The loan, as amended, bears interest at a fixed rate of 9.0% per annum and matures March 31, 2013. Prior to being amended on October 31, 2009, the loan bore interest at a fixed rate of 7.5% per annum and matured on March 31, 2010. All other material terms and conditions remained the same.

As of December 31, 2009, we have a commitment to provide additional loans, up to €185 million ($265.2 million at December 31, 2009), to Shurgard Europe to assist in financing an acquisition of its joint venture partners' interest in affiliated two joint ventures. Shurgard Europe has no obligation to acquire these interests, and the acquisition of these interests is contingent on a number of items, including whether we assent to the acquisition. Our commitment expires on March 31, 2010 and any borrowings under this commitment will have the same terms and conditions as the existing outstanding loan, as amended.

The loan is denominated in Euros and is converted to U.S. Dollars for financial statement purposes. During each applicable period, because we have expected repayment of the loan within two years of each respective balance sheet date, we have recognized foreign exchange rate gains or losses in income as a result of changes in exchange rates between the Euro and the U.S. Dollar.

For the years ended December 31, 2009 and 2008, we recorded interest income of approximately $24,013,000 and $17,859,000, respectively, related to the loan. These amounts reflect

51% of the aggregate interest on the loans, with the other 49%, reflecting our ownership interest in Shurgard Europe, classified as equity in earnings of real estate entities. Loan fees collected from Shurgard Europe are amortized on a straight-line basis as interest income over the applicable term to which the fee applies.

Although there can be no assurance, we believe that Shurgard Europe has sufficient liquidity and collateral, and we have sufficient creditor rights, such that credit risk is minimal. In addition, we believe the interest rate on the loan approximates the market rate for loans with similar credit characteristics and tenor, and that the carrying value of the loan approximates fair value. The characteristics of the loan and comparative metrics utilized in our evaluation represent significant unobservable inputs, which are "Level 3" inputs as the term is utilized in FASB Codification Section 820-10-35-52.

Other Comprehensive Income

Other comprehensive income consists of foreign currency translation adjustments that are not already recognized in our net income. Other comprehensive income is reflected as an adjustment to "Accumulated Other Comprehensive Income" in the equity section of our consolidated balance sheet, and is added to our net income in determining total comprehensive income for the period as reflected in the following table:

	For the Year Ended December 31,		
	2009	2008	2007
	(Amounts in thousands)		
Net income	$ 790,456	$ 973,872	$ 487,078
Other comprehensive income (loss):			
Aggregate foreign currency translation adjustments for the period	26,591	(69,504)	89,180
Less: foreign currency translation adjustments recognized during the period and reflected in "Gain (loss) on disposition of real estate investments"	-	(37,854)	-
Less: foreign currency translation adjustments reflected in net income as "Foreign currency (gain) loss"	(9,662)	25,362	(58,444)
Other comprehensive income (loss) income for the period	16,929	(81,996)	30,736
Total comprehensive income	$ 807,385	$ 891,876	$ 517,814

Discontinued Operations

Discontinued operations reflect those operations that have or will soon be eliminated from the ongoing operations of the Company pursuant to a plan. We segregate all of our discontinued operations that can be distinguished from the rest of the Company and reclassify all historical revenues and expenses of discontinued operations, for all periods, into "discontinued operations".

During 2009, we discontinued our truck rental and our containerized storage operations. We also disposed of real estate facilities in 2009 and in 2007. In addition to the historical revenues and expenses of these operations, discontinued operations includes $3,500,000 in truck disposal expenses for the truck operations in 2009, gains on the sale of real estate facilities totaling $6,018,000 and $4,336,000, respectively, in 2009 and 2007, as well as an $8,205,000 impairment charge on intangible assets incurred at a discontinued facility in 2009.

Net Income per Common Share

We first allocate net income to our noncontrolling interests in subsidiaries (Note 7) and preferred shareholders to arrive at net income allocable to our common shareholders and Equity Shares, Series A. Net income allocated to preferred shareholders or noncontrolling interests in subsidiaries includes any excess of the cash required to redeem any preferred securities in the period over the net proceeds from the original issuance of the securities (or, if securities are redeemed for less than the original issuance proceeds, income allocated to the holders of the redeemed securities is reduced).

The remaining net income is allocated among our regular common shares, restricted share units, and our Equity Shares, Series A based upon the dividends declared (or accumulated) for each security in the period, combined with each security's participation rights in undistributed earnings.

Net income allocated to our regular common shares from continuing operations is computed by eliminating the net income or loss from discontinued operations allocable to our regular common shares, from net income allocated to our regular common shares.

Basic net income per share, basic net income (loss) from discontinued operations per share, and basic net income from continuing operations per share are computed using the weighted average common shares outstanding. Diluted net income per share, diluted net income (loss) from discontinued operations per share, and diluted net income from continuing operations per share are computed using the weighted average common shares outstanding, adjusted for the impact, if dilutive, of stock options outstanding (Note 10).

The following table reflects the components of the calculations of our basic and diluted net income per share, basic and diluted net loss from discontinued operations per share, and basic and diluted net income from continuing operations per share which are not already otherwise set forth on the face of our consolidated statements of income:

	For the Year Ended December 31,		
	2009	2008	2007
	(Amounts in thousands)		
Net income allocable to common shareholders from continuing operations and discontinued operations:			
Net income allocable to common shareholders	$ 585,966	$ 705,803	$ 198,978
Eliminate: Discontinued operations allocable to common shareholders	8,869	6,418	2,346
Net income from continuing operations allocable to common shareholders	$ 594,835	$ 712,221	$ 201,324
Weighted average common shares and equivalents outstanding:			
Basic weighted average common shares outstanding	168,358	168,250	169,342
Net effect of dilutive stock options - based on treasury stock method using average market price	410	425	508
Diluted weighted average common shares outstanding	168,768	168,675	169,850

3. Disposition of an Interest in Shurgard Europe

On March 31, 2008, an institutional investor acquired a 51% interest in Shurgard European Holdings LLC ("Shurgard Holdings"), a newly formed Delaware limited liability company and the holding company for Shurgard Europe. We own the remaining 49% interest and are the managing member of Shurgard Holdings.

Our net proceeds from the transaction aggregated $609,059,000, comprised of $613,201,000 paid by the institutional investor less $4,142,000 in legal, accounting, and other expenses incurred in connection with the transaction. As a result of the disposition, we reduced our investment in Shurgard Europe by approximately $302,228,000 for the pro rata portion of our March 31, 2008 investment that was sold, and a total of $344,685,000 was reflected on our consolidated statement of income as "gains on disposition of real estate investments, net," representing i) the difference between the net proceeds received of $609,059,000 and the pro rata portion of our investment sold of $302,228,000, and ii) the realization of $37,854,000 in foreign exchange gains, representing 51% (the pro rata portion of Shurgard Europe that was sold) in cumulative foreign exchange gains for Shurgard Europe previously recognized in Other Comprehensive Income.

The results of operations of Shurgard Europe have been included in our consolidated statements of income for the year ended December 31, 2007 and the three months ended March 31, 2008. Commencing on April 1, 2008, our pro rata share of operations of Shurgard Europe is reflected on our consolidated statement of income under equity in earnings of real estate entities.

4. Real Estate Facilities

Activity in real estate facilities during 2009, 2008 and 2007 is as follows:

	2009	2008	2007
		(Amounts in thousands)	
Operating facilities, at cost:			
Beginning balance	$ 10,207,022	$ 11,658,807	$ 11,261,865
Capital improvements	62,352	76,311	69,102
Acquisition of real estate facilities	-	52,932	71,258
Newly developed facilities opened for operations	30,978	93,416	156,751
Consolidation of real estate entities	-	-	14,604
Deconsolidation of real estate entities	-	-	(42,473)
Disposition of an interest in Shurgard Europe (Note 3)	-	(1,766,122)	-
Disposition of real estate facilities	(9,419)	(1,522)	(4,202)
Impact of foreign exchange rate changes	2,022	93,200	131,902
Ending balance	10,292,955	10,207,022	11,658,807
Accumulated depreciation:			
Beginning balance	(2,405,473)	(2,128,225)	(1,754,362)
Depreciation expense	(332,431)	(347,895)	(371,665)
Disposition of an interest in Shurgard Europe (Note 3)	-	72,598	-
Deconsolidation of real estate entities	-	-	1,064
Disposition of real estate facilities	4,033	328	1,184
Impact of foreign exchange rate changes	(578)	(2,279)	(4,446)
Ending balance	(2,734,449)	(2,405,473)	(2,128,225)
Construction in process:			
Beginning balance	20,340	51,972	83,900
Current development	14,165	74,611	122,320
Newly developed facilities opened for operation	(30,978)	(93,416)	(156,751)
Disposition of an interest in Shurgard Europe (Note 3)	-	(10,886)	-
Write off of development costs	-	(2,898)	(2,120)
Impact of foreign exchange rate changes	-	957	4,623
Ending balance	3,527	20,340	51,972
Total real estate facilities at December 31,	$ 7,562,033	$ 7,821,889	$ 9,582,554

During 2009, we completed one newly developed facility and various expansion projects to existing facilities at an aggregate cost of $30,978,000. During 2009, we sold an existing real estate facility as well as disposed of a portion of certain real estate facilities primarily in connection with condemnation proceedings, for aggregate cash proceeds totaling $11,596,000 and an other asset valued at $2,941,000. We recorded an aggregate gain of approximately $9,151,000, of which $6,018,000 is included in discontinued operations and $3,133,000 is included in "gains on disposition of real estate investments, net."

During 2008, we completed two newly developed facilities at a total cost of $13,431,000, as well as various expansion projects at a total cost of $46,522,000. During the first quarter of 2008, prior to its deconsolidation, Shurgard Europe opened real estate facilities at a total cost of $33,463,000. During 2008, we acquired four self-storage facilities in the U.S. from third parties, and three facilities previously owned by the unconsolidated entities, for an aggregate cost of $55,957,000, consisting of $43,569,000 in cash, $2,138,000 in existing investments, and assumed mortgage debt totaling $10,250,000. The aggregate cost was allocated $52,932,000 to real estate facilities and $3,025,000 to intangibles, based upon the estimated relative fair values of the land, buildings and intangibles. During 2008, we received net proceeds from partial facility disposals as a result of condemnation proceedings, totaling $2,227,000, and recorded a gain on disposition of $1,283,000. In addition, $250,000, representing the book value of assets destroyed, was included in the income statement line-item "casualty loss" during 2008.

During 2007, we completed three development and various expansion projects in the U.S. at a total cost of $66,676,000. Also in 2007, we completed nine development projects in Europe at a total cost of $90,075,000. During 2007, we acquired seven self-storage facilities in the U.S. from third parties for an aggregate cost of $72,787,000, in cash; $71,258,000 was allocated to real estate facilities and $1,529,000 was allocated to intangibles, based upon the estimated relative fair values of the land, buildings and intangibles. During 2007, we received net proceeds from partial and complete facility disposals as a result of condemnation proceedings, totaling $8,708,000, and recorded a gain on disposition of $5,690,000, of which $4,336,000 in such gains were included in discontinued operations.

At December 31, 2009, the adjusted basis of real estate facilities for federal tax purposes was approximately $7.3 billion (unaudited).

5. Investments in Real Estate Entities

The following table sets forth our investments in the real estate entities at December 31, 2009 and 2008, and our equity in earnings of real estate entities for each of the three years ended December 31, 2009 (amounts in thousands):

	Investments in Real Estate Entities at December 31,		Equity in Earnings of Real Estate Entities for the Year Ended December 31,		
	2009	2008	2009	2008	2007
PSB	$ 326,145	$ 265,650	$ 35,108	$ 14,325	$ 10,502
Shurgard Europe	272,345	264,145	16,269	4,134	-
Other Investments	13,826	14,803	1,867	1,932	2,236
Total	$ 612,316	$ 544,598	$ 53,244	$ 20,391	$ 12,738

Included in equity in earnings of real estate entities for the year ended December 31, 2009 is $16,284,000, representing our share of the earnings allocated from PSB's preferred shareholders, as a result of PSB's repurchases of preferred stock and preferred units for amounts that were less than the related book value, during the period. During 2008, we disposed of one of the Other Investments in exchange for another asset valued at $5,300,000, and recorded a loss of disposition of real estate investments for a total of $9,423,000.

During the years ended December 31, 2009, 2008 and 2007, we received cash distributions from our investments in real estate entities totaling $49,408,000, $43,455,000 and $23,606,000, respectively.

During 2009, in addition to the impact of earnings recognized and cash distributions received, our investments in real estate entities increased by $63,882,000 due to (i) $15,764,000 in foreign currency translation adjustments, (ii) $17,825,000 representing our acquisition of an additional 383,333 shares of PSB common stock, and (iii) $30,293,000 presented in "gains on disposition of real estate investments, net" in connection with PSB's sale of common stock in a public offering described below in "Investment in PSB."

Investment in PSB

PSB is a REIT traded on the New York Stock Exchange, which controls an operating partnership (collectively, the REIT and the operating partnership are referred to as "PSB"). We have a 41% common equity interest in PSB as of December 31, 2009 (46% as of December 31, 2008), comprised of our ownership of 5,801,606 shares of PSB's common stock and 7,305,355 limited partnership units in the operating partnership (5,418,273 shares of PSB's common stock and 7,305,355 limited partnership units at December 31, 2008). The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. Based upon the closing price at December 31, 2009 ($50.05 per share of PSB common stock), the shares and units had a market value of approximately $656.0 million as compared to a book value of $326.1 million. We account for our investment in PSB using the equity method.

During the year ended December 31, 2009, PSB sold 3,450,000 shares of its common stock in a public offering for net proceeds of $153.6 million. In accordance with FASB ASC Topic 323, Investments – Equity Method and Joint Ventures, we recognized a gain totaling $30,293,000 on the share issuance by PSB, as if we had sold a proportionate share of our investment in PSB.

Concurrent with the public offering, we purchased an additional 383,333 shares of PSB common stock from PSB at the same price per share as the public offering for a total cost of $17,825,000.

The following table sets forth selected financial information of PSB; the amounts represent 100% of PSB's balances and not our pro-rata share.

	2009	2008	2007
		(Amounts in thousands)	
For the year ended December 31,			
Total revenue	$ 271,655	$ 281,843	$ 269,298
Costs of operations and general and administrative expense	(92,114)	(95,281)	(91,162)
Depreciation and amortization	(84,504)	(99,317)	(97,998)
Other items	(698)	(1,898)	1,537
Net income	$ 94,339	$ 85,347	$ 81,675
As of December 31,			
Total assets (primarily real estate)	$ 1,564,822	$ 1,469,323	
Debt	52,887	59,308	
Other liabilities	46,298	46,428	
Preferred stock and units	699,464	801,000	
Common equity	766,173	562,587	

Investment in Shurgard Europe

At December 31, 2009, we had a 49% equity investment in Shurgard Europe. As a result of our disposition of an interest in Shurgard Europe, we deconsolidated Shurgard Europe effective March 31, 2008 (see Note 3) and subsequently account for our investment in Shurgard Europe using the equity method.

For the years ended December 31, 2009 and 2008, we recorded an aggregate of $16,269,000 and $4,134,000, respectively, in equity in earnings of Shurgard Europe. During the years ended December 31, 2009 and 2008, our investment in Shurgard Europe increased by approximately $15,764,000 and decreased by $63,495,000, respectively, due to the impact of changes in foreign currency exchange rates.

The following table sets forth selected financial information of Shurgard Europe. These amounts are based upon 100% of Shurgard Europe's balances, rather than our pro rata share, and are based upon our historical acquired book basis.

Amounts for all periods are presented, notwithstanding that Shurgard Europe was deconsolidated effective March 31, 2008. Accordingly, only the amounts (net of intercompany eliminations) prior to April 1, 2008 are included in our consolidated financial statements.

	2009	2008	2007
	(Amounts in thousands)		
For the year ended December 31,			
Self-storage and ancillary revenues	$ 225,777	$ 238,842	$ 209,997
Interest and other income (expense)	515	1,192	704
Self-storage and ancillary cost of operations	(100,135)	(102,658)	(96,875)
Trademark license fee payable to Public Storage	(1,606)	(1,894)	-
Depreciation and amortization	(59,926)	(93,915)	(123,546)
General and administrative	(9,966)	(16,098)	(20,291)
Interest expense on third party debt	(15,557)	(23,937)	(22,242)
Interest expense on loan payable to Public Storage	(47,084)	(45,528)	(38,733)
Income (expenses) from foreign currency exchange	736	(4,214)	286
Discontinued operations	8	(131)	(1,081)
Net loss (a)	$ (7,238)	$ (48,341)	$ (91,781)
As of December 31,			
Total assets (primarily self-storage facilities)	$ 1,629,457	$ 1,615,370	
Total debt to third parties	328,510	362,352	
Total debt to Public Storage	561,703	552,361	
Other liabilities	75,074	82,247	
Equity	664,170	618,410	

(a) During the years ended December 31, 2009, 2008 and 2007, approximately $8,250,000 in net income and $10,217,000 and $9,387,000 in net loss, respectively, was allocated to permanent noncontrolling equity interests in subsidiaries, of which $9,931,000, $12,752,000 and $11,513,000, respectively, represented depreciation and amortization expense.

Our equity in earnings from our investment in Shurgard Europe for the years ended December 31, 2009 and 2008, totaling $16,269,000 and $4,134,000, respectively, are comprised of (i) losses of $7,589,000 and $13,640,000, respectively, representing our 49% pro-rata share of Shurgard Europe's net loss for the respective periods and (ii) income of $23,858,000 and $17,774,000, respectively, representing our 49% pro-rata share of the interest income and trademark license fees received from Shurgard Europe for the respective periods (such amounts are presented as equity in earnings of real estate entities rather than interest and other income).

Other Investments

At December 31, 2009, the "Other Investments" include an aggregate common equity ownership of approximately 24% in entities that collectively own 19 self-storage facilities. We account for our investments in these entities using the equity method.

The following table sets forth certain condensed financial information (representing 100% of these entities' balances and not our pro-rata share) with respect to the Other Investments' 19 facilities that we have an interest in at December 31, 2009:

	2009	2008	2007
	(Amounts in thousands)		
For the year ended December 31,			
Total revenue	$ 16,641	$ 17,154	$ 16,421
Cost of operations and other expenses	(6,075)	(6,159)	(6,173)
Depreciation and amortization	(2,103)	(2,023)	(1,890)
Net income	$ 8,463	$ 8,972	$ 8,358
As of December 31,			
Total assets (primarily self-storage facilities)	$ 37,386	$ 40,168	
Total accrued and other liabilities	876	888	
Total Partners' equity	36,510	39,280	

6. Line of Credit and Notes Payable

At December 31, 2009, we have a revolving credit agreement (the "Credit Agreement") which expires on March 27, 2012, with an aggregate limit with respect to borrowings and letters of credit of $300 million. Amounts drawn on the Credit Agreement bear an annual interest rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.35% to LIBOR plus 1.00% depending on our credit ratings (LIBOR plus 0.35% at December 31, 2009). In addition, we are required to pay a quarterly facility fee ranging from 0.10% per annum to 0.25% per annum depending on our credit ratings (0.10% per annum at December 31, 2009). We had no outstanding borrowings on our Credit Agreement at December 31, 2009 or at February 26, 2010. At December 31, 2009, we had undrawn standby letters of credit, which reduce our borrowing capability with respect to our line of credit by the amount of the letters of credit, totaling $18,270,000 ($17,736,000 at December 31, 2008).

The carrying amounts of our notes payable at December 31, 2009 and 2008 consist of the following (dollar amounts in thousands):

	December 31, 2009		December 31, 2008	
	Carrying amount	Fair Value	Carrying amount	Fair Value
Unsecured Notes Payable:				
5.875% effective and stated note rate, interest only and payable semi-annually, matures in March 2013	$ 186,460	$ 183,204	$ 200,000	$ 197,995
5.7% effective rate, 7.75% stated note rate, interest only and payable semi-annually, matures in February 2011 (carrying amount includes $1,889 of unamortized premium at December 31, 2009 and $7,433 at December 31, 2008)	105,206	104,545	207,433	208,903
Secured Notes Payable:				
5.5% average effective rate fixed rate mortgage notes payable, secured by 89 real estate facilities with a net book value of approximately $562 million at December 31, 2009 and stated note rates between 4.95% and 8.00%, maturing at varying dates between January 2010 and September 2028 (carrying amount includes $3,983 of unamortized premium at December 31, 2009 and $5,634 at December 31, 2008)	227,223	238,134	236,378	243,638
Total notes payable	$ 518,889	$ 525,883	$ 643,811	$ 650,536

Substantially all of our debt was acquired in connection with a property or other acquisition, and in such cases an initial premium or discount is established for any difference between the stated note balance and estimated fair value. This initial premium or discount is amortized over the remaining term of the notes using the effective interest method. Estimated fair values are based upon discounting the future cash flows under each respective note at an interest rate that approximates those of loans with similar credit characteristics and term to maturity. These inputs for fair value represent significant unobservable inputs, which are "Level 3" inputs as the term is defined in the Codification.

On February 12, 2009, we acquired $110,223,000 face amount ($113,736,000 book value) of our existing unsecured notes pursuant to a tender offer for an aggregate of $109,622,000 in cash (including costs associated with the tender of $414,000) plus accrued interest. In connection with this transaction, we recognized a gain of $4,114,000 for the year ended December 31, 2009, representing the difference between the book value of $113,736,000 and the retirement amount paid plus tender offer costs.

Our notes payable and our Credit Agreement each have various customary restrictive covenants, all of which have been met at December 31, 2009.

At December 31, 2009, approximate principal maturities of our notes payable are as follows (amounts in thousands):

	Unsecured Notes Payable	Secured Notes Payable	Total
2010	$ 1,673	$ 11,037	$ 12,710
2011	103,533	27,819	131,352
2012	-	55,575	55,575
2013	186,460	64,961	251,421
2014	-	25,400	25,400
Thereafter	-	42,431	42,431
	$ 291,666	$ 227,223	$ 518,889
Weighted average effective rate	5.8%	5.5%	5.7%

We incurred interest expense (including interest capitalized as real estate totaling $718,000, $1,998,000 and $4,746,000, respectively for the years ended December 31, 2009, 2008 and 2007) with respect to our notes payable, capital leases, debt to joint venture partner and line of credit aggregating $30,634,000, $45,942,000 and $68,417,000 for the years ended December 31, 2009, 2008 and 2007, respectively. These amounts were comprised of $34,316,000, $50,977,000 and $73,278,000 in cash paid for the years ended December 31, 2009, 2008 and 2007, respectively, less $3,682,000, $5,035,000 and $4,861,000 in amortization of premium, respectively.

7. Noncontrolling Interests in Subsidiaries

In consolidation, we classify ownership interests in the net assets of each of the Subsidiaries, other than our own, as "noncontrolling interests in subsidiaries." Interests that have the ability to require us, except in an entity liquidation, to redeem the underlying securities for cash, assets, or other securities that would not also be classified as equity are presented on our balance sheet outside of equity. At the end of each reporting period, if the book value is less than the estimated amount to be paid upon a redemption occurring on the related balance sheet date, these interests are increased to adjust to their estimated liquidation value (which approximates fair value), with the offset against retained earnings. All other noncontrolling interests in subsidiaries are presented as a component of equity, "permanent noncontrolling interests in subsidiaries."

Redeemable Noncontrolling Interests in Subsidiaries

At December 31, 2009, the Redeemable Noncontrolling Interests in Subsidiaries represent equity interests in three entities that own in aggregate 14 self-storage facilities. During the years ended December 31, 2009 and 2008, these interests were increased by $1,392,000 and $6,469,000, respectively, to adjust to their estimated liquidation value (which approximates fair value). We estimate the amount to be paid upon redemption of these interests by applying the related provisions of the governing documents to our estimate of the fair value of the underlying net assets (principally real estate assets).

During the years ended December 31, 2009, 2008 and 2007, we allocated a total of $993,000, $1,083,000 and $800,000, respectively, of income to these interests. During the years ended December 31, 2009, 2008 and 2007, we paid distributions to these interests totaling $1,290,000, $1,335,000 and $1,092,000, respectively.

During 2009, we acquired for $750,000, a portion of our partner's interest in certain of our other redeemable noncontrolling interests in subsidiaries, in connection with the exercise of our partner's redemption option. The $750,000 represents the fair value of the redemption amount.

Permanent Noncontrolling Interests in Subsidiaries

At December 31, 2009, the Permanent Noncontrolling Interests in Subsidiaries represent (i) equity interests in 28 entities that own an aggregate of 94 self-storage facilities (the "Other Permanent Noncontrolling Interests in Subsidiaries") and (ii) preferred partnership units (the "Preferred Partnership Interests"). These interests are presented as equity because the holders of the interests do not have the ability to require us to redeem them for cash or other assets, or other securities that would not also be classified as equity.

Other Permanent Noncontrolling Interests in Subsidiaries

The total carrying amount of the Other Permanent Noncontrolling Interests in Subsidiaries was $32,974,000 at December 31, 2009 ($33,109,000 at December 31, 2008). During the years ended December 31, 2009, 2008 and 2007, we allocated a total of $17,387,000, $16,001,000 and $7,131,000, respectively, in income to these interests.

During the years ended December 31, 2009, 2008 and 2007, we paid distributions to these interests totaling $17,522,000, $16,381,000 and $18,955,000, respectively.

In 2007, we sold an approximately 0.6% common equity interest in Shurgard Europe to various officers of the Company (the "PS Officers"), other than our chief executive officer. Gross proceeds were $4,909,000 and we recorded a gain on disposition of $1,194,000. For periods commencing from the sale of the interest through March 31, 2008, the PS Officers' were allocated their pro rata share of the earnings of Shurgard Europe, and this was included on our consolidated statements of income as "Net income allocated (to) from noncontrolling equity interests." As described in Note 3, on March 31, 2008, we deconsolidated Shurgard Europe and, as a result, noncontrolling interests in subsidiaries with respect to the PS Officers' investment was eliminated. See Note 5 under "Investment in Shurgard Europe" for further historical information regarding Shurgard Europe.

Preferred Partnership Interests

At December 31, 2009, our preferred partnership units outstanding were comprised of 4,000,000 units of our 7.250% Series J preferred units ($100,000,000 carrying amount, redeemable May 9, 2011). Subject to certain conditions, the Series J preferred units are convertible into our 7.25% Series J Cumulative Preferred Shares.

At December 31, 2008, our preferred partnership units outstanding were comprised of 8,000,000 units of our 6.400% Series NN ($200,000,000 carrying amount, redeemable March 17, 2010), 1,000,000 units of our 6.250% Series Z ($25,000,000 carrying amount, redeemable October 12, 2009), and 4,000,000 units of our 7.250% Series J ($100,000,000 carrying amount, redeemable May 9, 2011) preferred partnership units.

In March 2009, we acquired all of the 6.40% Series NN preferred partnership units from a third party ($200.0 million carrying amount) for approximately $128.0 million. This transaction resulted in an increase in paid-in capital of approximately $72.0 million for the year ended December 31, 2009, and an allocation of $72.0 million in income from these interests in determining net income allocable to Public Storage shareholders based, upon the excess of the carrying amount over the amount paid.

Also in March 2009, we acquired all of the 6.25% Series Z preferred partnership units from a third party ($25.0 million carrying amount) for $25.0 million. This resulted in no increase in income allocated to the common shareholders as they were acquired at par.

During the years ended December 31, 2009, 2008 and 2007, we allocated a total of $9,455,000, $21,612,000 and $21,612,000, respectively, in income to these interests based upon distributions paid.

8. Shareholders' Equity

Cumulative Preferred Shares

At December 31, 2009 and 2008, we had the following series of Cumulative Preferred Shares of beneficial interest outstanding:

			At December 31, 2009		At December 31, 2008	
Series	Earliest Redemption Date	Dividend Rate	Shares Outstanding	Liquidation Preference	Shares Outstanding	Liquidation Preference
				(Dollar amounts in thousands)		
Series V	9/30/07	7.500%	6,200	$ 155,000	6,900	$ 172,500
Series W	10/6/08	6.500%	5,300	132,500	5,300	132,500
Series X	11/13/08	6.450%	4,800	120,000	4,800	120,000
Series Y	1/2/09	6.850%	750,900	18,772	750,900	18,772
Series Z	3/5/09	6.250%	4,500	112,500	4,500	112,500
Series A	3/31/09	6.125%	4,600	115,000	4,600	115,000
Series B	6/30/09	7.125%	4,350	108,750	4,350	108,750
Series C	9/13/09	6.600%	4,425	110,625	4,600	115,000
Series D	2/28/10	6.180%	5,400	135,000	5,400	135,000
Series E	4/27/10	6.750%	5,650	141,250	5,650	141,250
Series F	8/23/10	6.450%	9,893	247,325	10,000	250,000
Series G	12/12/10	7.000%	4,000	100,000	4,000	100,000
Series H	1/19/11	6.950%	4,200	105,000	4,200	105,000
Series I	5/3/11	7.250%	20,700	517,500	20,700	517,500
Series K	8/8/11	7.250%	16,990	424,756	16,990	424,756
Series L	10/20/11	6.750%	8,267	206,665	8,267	206,665
Series M	1/9/12	6.625%	19,065	476,634	19,065	476,634
Series N	7/2/12	7.000%	6,900	172,500	6,900	172,500
Total Cumulative Preferred Shares			886,140	$ 3,399,777	887,122	$ 3,424,327

The holders of our Cumulative Preferred Shares have general preference rights with respect to liquidation and quarterly distributions. Holders of the preferred shares, except under certain conditions and as noted below, will not be entitled to vote on most matters. In the event of a cumulative arrearage equal to six quarterly dividends, holders of all outstanding series of preferred shares (voting as a single class without regard to series) will have the right to elect two additional members to serve on our Board of Trustees until events of default have been cured. At December 31, 2009, there were no dividends in arrears.

Except under certain conditions relating to the Company's qualification as a REIT, the Cumulative Preferred Shares are not redeemable prior the dates indicated on the table above. On or after the respective dates, each of the series of Cumulative Preferred Shares will be redeemable, at the option of the Company, in whole or in part, at $25.00 per share (or depositary share as the case may be), plus accrued and unpaid dividends. Holders of the Cumulative Preferred Shares do not have the right to require the Company to redeem such shares.

Upon issuance of our Cumulative Preferred Shares of beneficial interest, we classify the liquidation value as preferred equity on our consolidated balance sheet with any issuance costs recorded as a reduction to paid-in capital.

During March 2009, we repurchased certain of our Cumulative Preferred Shares in privately negotiated transactions as follows: Series V – 700,000 depositary shares, each representing 1/1,000 of a share of our Cumulative Preferred Shares at a total cost of $13,230,000, Series C – 175,000 depositary shares, each representing 1/1,000 of a share of our Cumulative Preferred Shares at a total cost of $2,695,000 and Series F – 107,000 depositary shares, each representing 1/1,000 of a share of our Cumulative Preferred Shares at a total cost of $1,610,000. The carrying value of the shares repurchased totaled $23.8 million

($24.6 million liquidation preference less $0.8 million of original issuance costs), and exceeded the aggregate repurchase cost of $17.5 million by approximately $6.2 million. For purposes of determining net income per share, income allocated to our preferred shareholders was reduced by the $6.2 million for the year ended December 31, 2009.

During November and December 2008, we repurchased certain of our Cumulative Preferred Shares in privately negotiated transactions as follows: Series Y – 849,100 Preferred Shares at a total cost of $14,091,000, Series K – 1,409,756 depositary shares, each representing 1/1,000 of a share of our Cumulative Preferred Shares at a total cost of $23,786,000, Series L – 933,400 depositary shares, each representing 1/1,000 of a share of our Cumulative Preferred Shares at a total cost of $14,626,000 and Series M – 934,647 depositary shares, each representing 1/1,000 of a share of our Cumulative Preferred Shares at a total cost of $14,375,000. The carrying value of the shares repurchased totaled $100.8 million ($103.2 million liquidation preference less $2.4 million of original issuance costs) exceeded the aggregate repurchase cost of $66.9 million by approximately $33.9 million. For purposes of determining net income per share, income allocated to our preferred shareholders was reduced by the $33.9 million for the year ended December 31, 2008.

During 2007, we issued two series of Cumulative Preferred Shares: Series M – issued January 9, 2007, net proceeds totaling $484,767,000 and Series N – issued July 2, 2007, net proceeds totaling $167,125,000.

In December 2006, we called for redemption our Series T and Series U Cumulative Preferred Shares, at par. The aggregated redemption value of $302,150,000 of these two series was repaid in January 2007.

Equity Shares, Series A

At December 31, 2009 and 2008, we had 8,377,193 depositary shares outstanding, each representing 1/1,000 of an Equity Share, Series A. The Equity Shares, Series A rank on parity with our common shares and junior to the Cumulative Preferred Shares with respect to general preference rights and have a liquidation amount which cannot exceed $24.50 per share. Distributions with respect to each depositary share shall be the lesser of: (i) five times the per share dividend on our common shares or (ii) $2.45 per annum. We have no obligation to pay distributions on the depositary shares if no distributions are paid to common shareholders. During the years ended December 31, 2009, 2008 and 2007, we paid quarterly distributions to the holders of the Equity Shares, Series A of $0.6125 per share for each of the quarters ended March 31, June 30, September 30 and December 31.

Except in order to preserve the Company's Federal income tax status as a REIT, we may not redeem the depositary shares representing the Equity Shares, Series A before March 31, 2010. On or after March 31, 2010, we may, at our option, redeem the depositary shares at $24.50 per depositary share. If the Company fails to preserve its Federal income tax status as a REIT, each of the depositary shares will be convertible at the option of the shareholder into .956 common shares. The depositary shares are otherwise not convertible into common shares. Holders of depositary shares vote as a single class with holders of our common shares on shareholder matters, but the depositary shares have the equivalent of one-tenth of a vote per depositary share.

See Note 15 "Subsequent Events" for further discussion regarding the Equity Shares, Series A.

Common Shares

During 2009, 2008 and 2007, activity with respect to the issuance or repurchase of our common shares was as follows:

	2009		2008		2007	
	Shares	Amount	Shares	Amount	Shares	Amount
			(Dollar amounts in thousands)			
Employee stock-based compensation (Note 10)	125,807	$ 2,192	377,453	$ 10,890	278,008	$ 8,457
Repurchases of common shares	-	-	(1,520,196)	(111,903)	-	-
	125,807	$ 2,192	(1,142,743)	$ (101,013)	278,008	$ 8,457

Our Board of Trustees previously authorized the repurchase from time to time of up to 35,000,000 of our common shares on the open market or in privately negotiated transactions. During the year ended December 31, 2009, we did not repurchase any of our common shares. Through December 31, 2009, we have repurchased a total of 23,721,916 of our common shares pursuant to this authorization.

At December 31, 2009 and 2008, we had 4,244,022 and 3,027,544 of common shares reserved in connection with our share-based incentive plans, respectively, (see Note 10) and 231,978 shares reserved for the conversion of Convertible Partnership Units, respectively.

Equity Shares, Series AAA

In November 1999, we sold $100,000,000 (4,289,544 shares) of Equity Shares, Series AAA ("Equity Shares AAA") to a newly formed joint venture. The Equity Shares AAA ranks on a parity with common shares and junior to the Senior Preferred Shares with respect to general preference rights, and has a liquidation amount equal to 120% of the amount distributed to each common share. Annual distributions per share are equal to the lesser of (i) five times the amount paid per common share or (ii) $2.1564. We have no obligation to pay distributions if no distributions are paid to common shareholders. During the years ended December 31, 2009, 2008 and 2007, we paid quarterly distributions to the holder of the Equity Shares, Series AAA of $0.5391 per share for each of the quarters ended March 31, June 30, September 30 and December 31. For all periods presented, the Equity Shares, Series AAA and related dividends are eliminated in consolidation as the shares are held by a Subsidiary.

Dividends

The unaudited characterization of dividends for Federal income tax purposes is made based upon earnings and profits of the Company, as defined by the Internal Revenue Code. Common share dividends including amounts paid to our restricted share unitholders totaled $371.7 million ($2.20 per share), $472.8 million ($2.80 per share) and $340.0 million ($2.00 per share), for the years ended December 31, 2009, 2008 and 2007, respectively. Equity Shares, Series A dividends totaled $20.5 million ($2.45 per share), $21.2 million ($2.45 per share) and $21.4 million ($2.45 per share), for the years ended December 31, 2009, 2008 and 2007, respectively. Preferred share dividends pay fixed rates from 6.125% to 7.500% with a total liquidation amount of $3,399,777,000 at December 31, 2009 ($3,424,327,000 at December 31, 2008) and dividends aggregating $232.4 million, $239.7 million and $236.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

For the tax year ended December 31, 2009, distributions for the common shares, Equity Shares, Series A, and all the various series of preferred shares were classified as follows:

	2009 (unaudited)			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	100.00%	100.00%	98.57%	100.00%
Long-Term Capital Gain	0.00%	0.00%	1.43%	0.00%
Total	100.00%	100.00%	100.00%	100.00%

The ordinary income dividends distributed for the tax year ended December 31, 2009 do not constitute qualified dividend income.

9. Related Party Transactions

Mr. Hughes, Public Storage's Chairman of the Board of Trustees, and his family (collectively the "Hughes Family") have ownership interests in, and operate approximately 52 self-storage facilities in Canada using the "Public Storage" brand name ("PS Canada") pursuant to a royalty-free trademark license agreement with Public Storage. We currently do not own any interests in these facilities nor do we own any facilities in Canada. The Hughes Family owns approximately 17.3% of our common shares outstanding at December 31, 2009. We have a right of first refusal to acquire the stock or assets of the corporation that manages the 52 self-storage facilities in Canada, if the Hughes Family or the corporation agrees to sell them. However, we have no interest in the operations of this corporation, we have no right to acquire this stock or assets unless the Hughes Family decides to sell and we receive no benefit from the profits and increases in value of the Canadian self-storage facilities.

We reinsure risks relating to loss of goods stored by tenants in the self-storage facilities in Canada. During the years ended December 31, 2009, 2008 and 2007, we received $642,000, $768,000 and $906,000 (based upon historical exchange rates between the U.S. Dollar and Canadian Dollar in effect as the revenues were earned), respectively, in reinsurance premiums attributable to the Canadian facilities. Since our right to provide tenant reinsurance to the Canadian facilities may be qualified, there is no assurance that these premiums will continue.

Public Storage and Mr. Hughes are co-general partners in certain consolidated partnerships and affiliated partnerships of Public Storage that are not consolidated. The Hughes Family owns 47.9% of the voting stock and Public Storage holds 46% of the voting and 100% of the nonvoting stock (representing substantially all the economic interest) of a private REIT. The private REIT owns limited partnership interests in five affiliated partnerships. The Hughes Family also owns limited partnership interests in certain of these partnerships and holds securities in PSB. PS Canada holds approximately a 1.2% interest in Stor-RE, a consolidated entity that provides liability and casualty insurance for PS Canada, Public Storage and certain affiliates of Public Storage, for occurrences prior to April 1, 2004 as described below. Public Storage and the Hughes Family receive distributions from these entities in accordance with the terms of the partnership agreements or other organizational documents.

From time to time, the Company and the Hughes Family have acquired limited partnership units from limited partners of the Company's consolidated partnerships. In connection with the acquisition in 1998 and 1999 of a total of 638 limited partnership units by Tamara Hughes Gustavson and H-G Family Corp., a company owned by Hughes Family members, the Company was granted an option to acquire the limited partnership units acquired at cost, plus expenses. During the fourth quarter of 2008, the Company exercised its option to acquire the units for a total purchase price of approximately $239,000. The transaction was approved by the independent members of the Board of Trustees after considering that the value of the units had appreciated significantly since 1998 and 1999 and that the exercise price for the Company was substantially below the prices paid to acquire similar limited partner units in third party transactions. The acquisition was effective January 1, 2009.

10. Share-Based Compensation

Stock Options

We have various stock option plans (collectively referred to as the "PS Plans"). Under the PS Plans, the Company has granted non-qualified options to certain trustees, officers and key employees to purchase the Company's common shares at a price equal to the fair market value of the common shares at the date of grant. Options granted after December 31, 2002 vest generally over a five-year period and expire between eight years and ten years after the date they became exercisable. The PS Plans also provide for the grant of restricted shares (see below) to officers, key employees and service providers on terms determined by an authorized committee of our Board.

We recognize compensation expense for stock options based upon their estimated fair value on the date of grant amortized over the applicable vesting period (the "Fair Value Method"), net of estimates for future forfeitures. We estimate the fair value of our stock options based upon the Black-Scholes option valuation model.

Outstanding stock options are included on a one-for-one basis in our diluted weighted average shares, less a reduction for the treasury stock method applied to a) the average cumulative measured but unrecognized compensation expense during the period and b) the strike price proceeds expected from the employee upon exercise.

The stock options outstanding at December 31, 2009 have an aggregate intrinsic value of approximately $62,893,000, and remaining average contractual lives of approximately eight years. The aggregate intrinsic value of exercisable stock options at December 31, 2009 amounted to approximately $23,832,000. Intrinsic value includes only those stock options whose exercise price is less than the market value.

Additional information with respect to stock options during 2009, 2008 and 2007 is as follows:

	2009		2008		2007	
	Number of Options	Weighted Average Exercise Price Per Share	Number of Options	Weighted Average Exercise Price Per Share	Number of Options	Weighted Average Exercise Price Per Share
Options outstanding January 1	2,397,332	$73.42	1,689,474	$60.72	1,602,934	$52.08
Granted	1,495,000	50.86	1,025,000	83.71	323,333	91.64
Exercised	(53,164)	40.98	(292,309)	36.97	(200,793)	40.58
Cancelled	(143,500)	68.28	(24,833)	62.21	(36,000)	53.67
Options outstanding December 31	3,695,668	$64.96	2,397,332	$73.42	1,689,474	$60.72
Options exercisable at December 31	1,217,110	$64.03	889,905	$55.49	911,709	$45.60

	2009	2008	2007
Aggregate options outstanding at period end:			
With exercise price less than $45.......	247,088	270,925	491,320
With exercise price from $45 to $65..	1,758,912	388,319	447,916
With exercise price higher than $65...	1,689,668	1,738,088	750,238
Range of exercise prices	$23.06 to $97.47	$22.94 to $97.47	$22.94 to $97.47
Stock option expense for the year (in 000's)	$3,432	$3,038	$1,347
Aggregate exercise date intrinsic value of options exercised during the year (in 000's)...	$1,851	$14,183	$11,326
Assumptions used in valuing options with the Black-Scholes method:			
Expected life of options in years, based upon historical experience.	5	5	5
Risk-free interest rate.....................	1.9%	2.8%	4.6%
Expected volatility, based upon historical volatility	15.6%	22.5%	22.8%
Expected dividend yield................	6.7%	7.0%	7.0%
Average estimated value of options granted during the year............................	$2.05	$7.21	$9.46

Restricted Share Units

Outstanding restricted share units vest ratably over a five or eight-year period from the date of grant. The employee receives additional compensation equal to the per-share dividends received by common shareholders with respect to restricted share units outstanding. Such compensation is accounted for as dividends paid. Any dividends paid on units which are subsequently forfeited are expensed. Upon vesting, the employee receives common shares equal to the number of vested restricted share units in exchange for the units.

The total value of each restricted share unit grant, based upon the market price of our common shares at the date of grant, is amortized over the service period, net of estimates for future forfeitures, as compensation expense. The related employer portion of payroll taxes is expensed as incurred.

Cash compensation paid to employees in lieu of the issuance of common shares based upon the market value of the shares at the date of vesting is used to settle the employees' tax liability generated by the vesting and is charged against paid in capital.

The fair value of restricted share units outstanding at December 31, 2009 was approximately $44,663,000 and had a grant-date aggregate fair market value of approximately $44,312,000. This $44,312,000, net of expected forfeitures, is expected to be recognized as compensation expense over the next eight years (three years on average). The following table sets forth relevant information with respect to restricted shares (dollar amounts in thousands):

	2009		2008		2007	
	Number Of Restricted Share Units	Grant Date Aggregate Fair Value	Number Of Restricted Share Units	Grant Date Aggregate Fair Value	Number Of Restricted Share Units	Grant Date Aggregate Fair Value
Restricted share units outstanding January 1	630,212	$53,132	608,768	$48,578	616,470	$43,421
Granted	112,550	7,428	234,975	19,070	187,925	18,860
Vested	(115,723)	(8,783)	(129,399)	(8,576)	(112,684)	(6,871)
Forfeited	(78,685)	(7,465)	(84,132)	(5,940)	(82,943)	(6,832)
Restricted share units outstanding December 31	548,354	$44,312	630,212	$53,132	608,768	$48,578

	2009	2008	2007
For vestings occurring during the year (in 000's):			
Fair value of vested shares on vesting date	$7,443	$10,307	$10,192
Cash paid in lieu of common shares issued	$3,103	$3,591	$3,317
Common shares issued upon vesting	72,643	85,144	77,215
Restricted share unit expense for the year (in 000's)	$9,383	$9,553	$7,164

Restricted share expense includes amortization of the grant-date fair value of the units reflected as an increase to paid-in capital, as well as payroll taxes we incurred upon each respective vesting.

See also "net income per common share" in Note 2 for further discussion regarding the impact of restricted share units on our net income per common and income allocated to common shareholders.

11. Segment Information

Our reportable segments reflect significant operating activities that are evaluated separately by management, and are organized based upon their operating characteristics. Each of our segments is evaluated by management based upon net segment income. Net segment income represents net income in conformity with GAAP and our significant accounting policies as denoted in Note 2.

We had previously grouped our Commercial Segment with other ancillary activities such as reinsurance of policies against losses to goods stored by tenants in our self-storage facilities, merchandise sales, truck rentals, and containerized storage. Due to the termination of our containerized storage and truck rental operations, these other ancillary activities as a group have become less significant and as a result no longer represent a reportable segment either individually or as a group. We have adjusted the classification of the "Presentation of Segment Information" below with respect to prior periods to be consistent with our current segment definition.

Following is the description of and basis for presentation for each of our segments.

Domestic Self-Storage Segment

The Domestic Self-Storage Segment comprises our domestic self-storage rental operations, and is our predominant segment. It includes the operations of the 1,991 self storage facilities owned by the Company and the Subsidiaries, as well as our equity share of the 19 self-storage facilities that we account for on the equity method. None of our interest and other income, interest expense or the related debt, general and administrative expense, or gains and losses on the sale of self-storage facilities is allocated to our Domestic Self-Storage segment because management does not consider these items in evaluating the results of operations of the Domestic Self-Storage segment. At December 31, 2009, the assets of the Domestic Self-Storage segment are comprised principally of our self-storage facilities with a book value of $7.6 billion ($7.8 billion at December 31, 2008), Tenant Intangibles with a book value of approximately $19.4 million ($33.2 million at December 31, 2008), and the Other Investments with a net book value of $13.8 million ($14.8 million at December 31, 2008). Substantially all of our other assets totaling $92.9 million, and our accrued and other liabilities totaling $212.3 million, ($109.9 million and $212.4 million, respectively, at December 31, 2008) are directly associated with the Domestic Self-Storage segment.

Europe Self-Storage Segment

The Europe Self-Storage segment comprises our interest in Shurgard Europe, which has a separate management team that makes the financing, capital allocation, and other significant decisions for this operation. The Europe Self-Storage segment presentation includes all of the revenues, expenses, and operations of Shurgard Europe to the extent consolidated in our financial statements, and for periods following the deconsolidation of Shurgard Europe, includes our equity share of Shurgard Europe's operations, the interest and other income received from Shurgard Europe, as well as specific general and administrative expense, disposition gains, and foreign currency exchange gains and losses that management considers in evaluating our investment in Shurgard Europe. At December 31, 2009, our consolidated balance sheet includes an investment in Shurgard Europe with a book value of $272.3 million ($264.1 million at December 31, 2008) and a loan receivable from Shurgard Europe totaling €391.9 million ($561.7 million) ($552.4 million at December 31, 2008).

Commercial Segment

The Commercial segment comprises our investment in PSB, a self-managed Real Estate Investment Trust with a separate management team that makes the financing, capital allocation and other significant decisions. The Commercial segment also includes our direct interest in certain commercial facilities, substantially all of which are managed by PSB. The Commercial segment presentation includes our equity income from PSB, as well as the revenues and expenses of our commercial facilities. At December 31, 2009, the assets of the Commercial segment are comprised principally of our investment in PSB which has a book value of $326.1 million ($265.7 million at December 31, 2008).

Presentation of Segment Information

The following table reconciles the performance of each segment, in terms of segment income, to our consolidated net income (amounts in thousands):

For the year ended December 31, 2009

	Domestic Self-Storage	Europe Self Storage	Commercial	Other Items Not Allocated to Segments	Total Consolidated
			(Amounts in thousands)		
Revenues:					
Self-storage facilities	$ 1,490,292	$ -	$ -	$ -	$ 1,490,292
Ancillary operations	-	-	14,982	92,615	107,597
Interest and other income	-	24,832	-	4,981	29,813
	1,490,292	24,832	14,982	97,596	1,627,702
Expenses:					
Cost of operations:					
Self-storage facilities	486,928	-	-	-	486,928
Ancillary operations	-	-	5,759	30,252	36,011
Depreciation and amortization	337,275	-	2,958	-	340,233
General and administrative	-	-	-	35,735	35,735
Interest expense	-	-	-	29,916	29,916
	824,203	-	8,717	95,903	928,823
Income from continuing operations before equity in earnings of real estate entities, gains on disposition of real estate investments, net, gain on early retirement of debt and foreign currency exchange gain	666,089	24,832	6,265	1,693	698,879
Equity in earnings of real estate entities	1,867	16,269	35,108	-	53,244
Gains on disposition of real estate investments, net	-	-	30,293	3,133	33,426
Gain on early retirement debt	-	-	-	4,114	4,114
Foreign currency exchange gain	-	9,662	-	-	9,662
Income from continuing operations	667,956	50,763	71,666	8,940	799,325
Discontinued operations	-	-	-	(8,869)	(8,869)
Net income	$ 667,956	$ 50,763	$ 71,666	$ 71	$ 790,456

For the year ended December 31, 2008

	Domestic Self-Storage	Europe Self Storage	Commercial	Other Items Not Allocated to Segments	Total Consolidated
			(Amounts in thousands)		
Revenues:					
Self-storage facilities	$ 1,524,295	$ 54,722	$ -	$ -	$ 1,579,017
Ancillary operations	-	4,913	15,326	88,182	108,421
Interest and other income	-	18,496	-	17,659	36,155
	1,524,295	78,131	15,326	105,841	1,723,593
Expenses:					
Cost of operations:					
Self-storage facilities	494,436	24,654	-	-	519,090
Ancillary operations	-	1,409	6,292	28,827	36,528
Depreciation and amortization	387,210	21,871	2,900	-	411,981
General and administrative	-	30,044	-	32,765	62,809
Interest expense	-	6,597	-	37,347	43,944
	881,646	84,575	9,192	98,939	1,074,352
Income (loss) from continuing operations before equity in earnings of real estate entities, gains on disposition of real estate investments, net, casualty loss and foreign currency exchange loss	642,649	(6,444)	6,134	6,902	649,241
Equity in earnings of real estate entities	1,932	4,134	14,325	-	20,391
Gain (loss) on disposition of real estate investments, net	-	344,685	-	(8,140)	336,545
Casualty loss	-	-	-	(525)	(525)
Foreign currency exchange loss	-	(25,362)	-	-	(25,362)
Income (loss) from continuing operations	644,581	317,013	20,459	(1,763)	980,290
Discontinued operations	-	-	-	(6,418)	(6,418)
Net income (loss)	$ 644,581	$ 317,013	$ 20,459	$ (8,181)	$ 973,872

For the year ended December 31, 2007

	Domestic Self-Storage	Europe Self Storage	Commercial	Other Items Not Allocated to Segments	Total Consolidated
			(Amounts in thousands)		
Revenues:					
Self-storage facilities	$ 1,467,797	$ 192,507	$ -	$ -	$ 1,660,304
Ancillary operations	-	17,490	15,101	82,890	115,481
Interest and other income	-	704	-	10,713	11,417
	1,467,797	210,701	15,101	93,603	1,787,202
Expenses:					
Cost of operations:					
Self-storage facilities	487,504	91,689	-	-	579,193
Ancillary operations	-	5,186	5,722	41,053	51,961
Depreciation and amortization	493,482	123,546	2,570	-	619,598
General and administrative	-	20,291	-	39,458	59,749
Interest expense	-	22,242	-	41,429	63,671
	980,986	262,954	8,292	121,940	1,374,172
Income (loss) from continuing operations before equity in earnings of real estate entities, gains on disposition of real estate investments, net, casualty gain and foreign currency exchange gain	486,811	(52,253)	6,809	(28,337)	413,030
Equity in earnings of real estate entities	2,236	-	10,502	-	12,738
Gains on disposition of real estate investments, net	-	-	-	2,547	2,547
Casualty gain	2,665	-	-	-	2,665
Foreign currency exchange gain	-	58,444	-	-	58,444
Income (loss) from continuing operations	491,712	6,191	17,311	(25,790)	489,424
Discontinued operations	-	(1,081)	-	(1,265)	(2,346)
Net income (loss)	$ 491,712	$ 5,110	$ 17,311	$ (27,055)	$ 487,078

12. Recent Accounting Pronouncements and Guidance

In June 2009, the FASB issued accounting pronouncements which become effective in our fiscal year ending December 31, 2010, and require restatement of previously reported financial statements on the new accounting basis. We have not yet determined whether these pronouncements will have an effect on our financial statements. One pronouncement affects accounting for Variable Interest Entities, by (i) eliminating the concept of a qualifying special purpose entity, (ii) replacing the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity, and (iii) providing for additional disclosures about an entity's involvement with a variable interest entity. Another pronouncement affects the accounting for transfers of financial assets, by (i) eliminating the concept of a qualifying special purpose entity, (ii) amending the derecognition criteria for a transfer to be accounted for as a sale, and (iii) requiring additional disclosure over transfers accounted for as a sale.

13. Commitments and Contingencies

Legal Matters

Brinkley v. Public Storage, Inc. (filed April 2005) (Superior Court of California – Los Angeles County)

The plaintiff sued the Company on behalf of a purported class of California non-exempt employees based on various California wage and hour laws. Plaintiff sought certification for alleged meal period violations, rest period violations, failure to pay for travel time, failure to pay for mileage reimbursement, and for wage statement violations. The Court certified subclasses based only on alleged meal period and wage statement violations. In June 2007, the Court granted the Company's summary judgment motion as to the causes of action relating to the subclasses certified and dismissed those claims. Plaintiff appealed. The Court of Appeals sustained the dismissal. The California Supreme Court granted review but deferred the matter pending disposition of a related issue in another case.

Other Items

We are a party to various claims, complaints, and other legal actions that have arisen in the normal course of business from time to time that are not described above. We believe that it is unlikely that the outcome of these other pending legal proceedings including employment and tenant claims, in the aggregate, will have a material adverse impact upon our operations or financial position.

Insurance and Loss Exposure

We have historically carried customary property, earthquake, general liability and workers compensation coverage through internationally recognized insurance carriers, subject to customary levels of deductibles. The aggregate limits on these policies of $75 million for property coverage and $102 million for general liability are higher than estimates of maximum probable loss that could occur from individual catastrophic events determined in recent engineering and actuarial studies; however, in case of multiple catastrophic events, these limits could be exhausted.

Our tenant insurance program reinsures a program that provides insurance to certificate holders against claims for property losses due to specific named perils (earthquakes and floods are not covered by these policies) to goods stored by tenants at our self-storage facilities for individual limits up to a maximum of $5,000. We have third-party insurance coverage for claims paid exceeding $1,000,000 resulting from any one individual event, to a limit of $25,000,000. At December 31, 2009, there were approximately 585,000 certificate holders held by our tenants, participating in this program representing aggregate coverage of approximately $1.3 billion. Because each certificate represents insurance of goods held by a tenant at our self-storage facilities, the geographic concentration of this $1.3 billion in coverage is dispersed throughout all of our U.S. facilities. We rely on a third-party insurance company to provide the insurance and are subject to licensing requirements and regulations in several states.

Operating Lease Obligations

We lease land, equipment and office space under various operating leases. At December 31, 2009, the approximate future minimum rental payments required under our operating leases for each calendar year is as follows: $6 million per year in 2010 and 2011, $5 million per year in 2012 – 2014 and an aggregate of $69 million in payments thereafter.

Expenses under operating leases were approximately $5.3 million, $5.3 million and $7.2 million for each of the three years ended December 31, 2009, respectively.

14. Supplementary Quarterly Financial Data (unaudited)

	Three Months Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(Amounts in thousands, except per share data)			
Revenues (a)	$ 404,707	$ 407,252	$ 412,864	$ 402,879
Cost of operations (excluding depreciation expense) (a)	$ 143,127	$ 134,852	$ 128,754	$ 116,206
Depreciation expense (a)	$ 84,966	$ 83,796	$ 85,908	$ 85,563
Income from continuing operations (a)	$ 158,807	$ 173,117	$ 182,259	$ 184,696
Net income	$ 153,429	$ 205,387	$ 243,951	$ 187,689
Per Common Share (Note 2):				
Net income - Basic	$ 0.95	$ 0.80	$ 1.03	$ 0.70
Net income - Diluted	$ 0.95	$ 0.80	$ 1.03	$ 0.70

	Three Months Ended			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
	(Amounts in thousands, except per share data)			
Revenues (a)	$ 457,154	$ 418,494	$ 431,169	$ 416,776
Cost of operations (excluding depreciation expense) (a)	$ 167,959	$ 140,188	$ 125,335	$ 122,136
Depreciation expense (a)	$ 122,240	$ 94,829	$ 91,084	$ 103,828
Gain on disposition of an interest in Shurgard Europe (b)	$ 344,685	$ -	$ -	$ -
Income from continuing operations (a)(b)	$ 135,552	$ 140,703	$ 196,772	$ 176,214
Net income (b)	$ 519,941	$ 143,955	$ 147,942	$ 162,034
Per Common Share (Note 2):				
Net income - Basic	$ 2.64	$ 0.40	$ 0.43	$ 0.72
Net income - Diluted	$ 2.64	$ 0.40	$ 0.42	$ 0.72

(a) Revenues, cost of operations, depreciation expense and income from continuing operations as presented in this table differ from those amounts as presented in our quarterly reports due to the impact of discontinued operations accounting as described in Note 2.

(b) Gain on disposition of an interest in Shurgard Europe, income from continuing operations, net income, and net income per common share differ from the amounts previously presented in our March 31, 2008 financial statements. We recorded a $2,820,000 increase to gain on disposition of an interest in Shurgard Europe in the quarter ended December 31, 2008, which was for the quarter ended March 31, 2008.

15. Subsequent Events (unaudited)

We are calling for redemption all outstanding depositary shares, each representing 1/1,000 of an Equity Share, Series A (NYSE: PSAA) on April 15, 2010 at $24.50 per share. The aggregate redemption amount to be paid to all holders of the depositary shares is approximately $205.2 million.

PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Amounts in thousands)				
Net income	$ 790,456	$ 973,872	$ 487,078	$ 345,909	$ 489,044
Less: Income allocated to noncontrolling interests in subsidiaries which do not have fixed charges	(17,203)	(17,668)	(16,527)	(16,014)	(15,161)
Less: Equity in earnings of investments	(53,244)	(20,391)	(12,738)	(11,895)	(24,883)
Add: Cash distributions from investments	49,408	43,455	23,606	17,699	23,112
Less: Impact of discontinued operations	8,869	6,418	2,346	(2,179)	(9,109)
Adjusted net income	778,286	985,686	483,765	333,520	463,003
Interest expense	29,916	43,944	63,671	33,062	8,216
Total earnings available to cover fixed charges	$ 808,202	$ 1,029,630	$ 547,436	$ 366,582	$ 471,219
Total fixed charges - interest expense (a)	$ 30,634	$ 45,942	$ 68,417	$ 35,778	$ 11,036
Cumulative preferred share cash dividends	$ 232,431	$ 239,721	$ 236,757	$ 214,218	$ 173,017
Preferred partnership unit cash distributions	9,455	21,612	21,612	19,055	16,147
Allocations pursuant to EITF Topic D-42	(78,218)	(33,851)	-	31,493	8,412
Total preferred distributions	$ 163,668	$ 227,482	$ 258,369	$ 264,766	$ 197,576
Total combined fixed charges and preferred share distributions	$ 194,302	$ 273,424	$ 326,786	$ 300,544	$ 208,612
Ratio of earnings to fixed charges	26.38x	22.41x	8.00	10.25x	42.70x
Ratio of earnings to fixed charges and preferred share distributions	4.16x	3.77x	1.68x	1.22x	2.26x

(a) "Total fixed charges – interest expense" includes interest expense plus capitalized interest and includes $13,217,000 in interest expense incurred by Shurgard Europe for the period from August 23, 2006 through December 31, 2006, $24,819,000 in interest expense for the year ended December 31, 2007, and $7,737,000 for the year ended December 31, 2008. As described in Note 3 to the Company's December 31, 2009 consolidated financial statements, Shurgard Europe was deconsolidated as of March 31, 2008. No further interest expense for Shurgard Europe is reflected in our financial statements after March 31, 2008.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement on Form S-3 (No. 333-144026) and related prospectus,

(2) Registration Statement on Form S-8 (No.333-144907) and related prospectus of Public Storage for the registration of common shares of beneficial interest pertaining to the Public Storage 2007 Equity and Performance-Based Incentive Compensation Plan.

(3) Post-effective Amendment No. 1 on Form S-8 to Form S-4 Registration Statement (No. 333-141448) for the registration of common shares of beneficial interest pertaining to the Public Storage, Inc. 2001 Stock Option and Incentive Plan, Public Storage, Inc. 2001 Non-Executive/Non-Director Stock Option and Incentive Plan, Public Storage, Inc. 2000 Non-Executive/Non-Director Stock Option and Incentive Plan, Public Storage, Inc. 1996 Stock Option and Incentive Plan, PS 401(k) Profit Sharing Plan, Shurgard Storage Centers, Inc. 2004 Long Term Incentive Plan, Shurgard Storage Centers, Inc. 2000 Long Term Incentive Plan, Shurgard Storage Centers, Inc. 1995 Long Term Incentive Compensation Plan.

of our reports dated February 26, 2010, with respect to the consolidated financial statements and related financial statement schedule of Public Storage and the effectiveness of internal control over financial reporting of Public Storage, included in this Annual Report (Form 10-K) of Public Storage for the year ended December 31, 2009.

/s/ Ernst & Young LLP

February 26, 2010
Los Angeles, California

RULE 13A – 14(a) CERTIFICATION

I, Ronald L. Havner, Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K of Public Storage;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chief Executive Officer & President
Date: February 26, 2010

RULE 13A – 14(a) CERTIFICATION

I, John Reyes, certify that:

1. I have reviewed this Annual Report on Form 10-K of Public Storage;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: February 26, 2010

SECTION 1350 CERTIFICATION

In connection with the Annual Report on Form 10-K of Public Storage (the "Company") for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Ronald L. Havner, Jr., as Chief Executive Officer and President of the Company and John Reyes, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chief Executive Officer & President
Date: February 26, 2010

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: February 26, 2010

This certification accompanies the Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by §906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company, and will be retained and furnished to the SEC or its staff upon request.

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CORPORATE DATA *(as of February 26, 2010)*

Executive Officers

Ronald L. Havner, Jr.
Vice-Chairman of the Board, Chief Executive Officer and President

John Reyes
Senior Vice President and Chief Financial Officer

Mark C. Good
Senior Vice President and Chief Operating Officer

David F. Doll
Senior Vice President

Steven M. Glick
Senior Vice President and Chief Legal Officer

Candace N. Krol
Senior Vice President, Human Resources

Corporate Secretary
Stephanie G. Heim
Vice President, Corporate Counsel and Secretary

U.S. Self-Storage Operations
John M. Sambuco
Executive Vice President—Operations

PS Insurance
Obren B. Gerich
President

Shurgard Self Storage S.C.A. (Europe)
Steven De Tollenaere
Chief Executive Officer

PS Business Parks, Inc.
Joseph D. Russell, Jr.
President and Chief Executive Officer

Corporate Headquarters
701 Western Avenue
Glendale, CA 91201-2349

Investor Relations
Additional information contact
Clemente Teng
Vice President of Investor Services
(818) 244-8080

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
(781) 575-3120
www.computershare.com

Independent Registered Public Accounting Firm
Ernst & Young LLP
Los Angeles, CA

Annual Meeting of Shareholders
The Annual Meeting of Shareholders of Public Storage will be held on May 6, 2010 at 1:00 p.m. at the Hilton Glendale, 100 West Glenoaks Boulevard, Glendale, CA.

Certifications
The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. Our Chief Executive Officer's most recent annual certification to the New York Stock Exchange was submitted on May 29, 2009.

Stock Exchange Listing
The Company's Common Shares trade under ticker symbol PSA on the New York Stock Exchange.

PSA
LISTED
NYSE

Additional Information Sources
The Company's website, www.publicstorage.com, contains financial information of interest to shareholders, brokers and others.


NAREIT
NAREIT

Public Storage is a member and active supporter of the National Association of Real Estate Investment Trusts.



Public
Storage

PUBLIC STORAGE

701 Western Avenue, Glendale, California 91201-2349
(818) 244-8080 • www.publicstorage.com

(SKU 002CS-1A437)